As confidentially submitted with the Securities and Exchange Commission on January 22, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

First High-School Education Group Co., Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

No.1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

The People’s Republic of China

(86) 871-6515-5502

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C, Beijing Yintai Centre

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

The People’s Republic of China

(+86-10) 6529-8300

David T. Zhang, Esq. Benjamin W. James, Esq. Kirkland & Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong (+852) 3761-3300

Steve Lin, Esq. Kirkland & Ellis International LLP 29th Floor, China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China (+86-10) 5737-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary shares, par value US$0.00001 per share	US$	US$

(1)

American depositary shares, or ADSs, issuable upon deposit of ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 with the Securities and Exchange Commission on                 , 2020 (Registration No. 333-            ). Each ADS represents             ordinary share(s).

(2)

Includes (a) ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (b) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their option to purchase additional ADSs. The ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                    , 2020

American Depositary Shares

[logo]

First High-School Education Group Co., Ltd.

Representing             Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of First High-School Education Group Co., Ltd. We are offering            American depositary shares, or ADSs, each representing            of our ordinary shares, par value US$0.00001 per share, to be sold in this offering. We anticipate the initial public offering price per ADS will be between US$            and US$            .

Prior to this offering, there has been no public market currently exists for our ADSs or shares. We will apply to list our ADSs on the [New York Stock Exchange/The NASDAQ Stock Market LLC], or [NYSE/NASDAQ] under the symbol “            .”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 14.

PRICE US$            PER ADS

	Price to public	Underwriting discounts and commissions(1)	Proceeds, before expenses to us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For additional disclosure on compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to            additional ADSs within 30 days after the date of this prospectus at the initial public offering price less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs to purchasers on or about                    , 2020.

Macquarie Capital	Haitong International

Prospectus dated                    , 2020.

(This page has been left blank intentionally.)

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

Until                    , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospectus contains information from an industry report commissioned by us and prepared by China Insights Consultancy Limited, an independent market research firm, to provide information regarding our industry and our market position in China. We refer to this report as the CIC report.

Our Mission

Our mission is to become a leader and innovator of private high school education in China.

Our Business

We are the largest operator of private high schools in Western China and the fourth largest operator in all of China in terms of student enrollment as of December 31, 2018, according to the CIC report. We experienced the fastest growth rate with a CAGR of 89.2% in terms of high school student enrollment and with a CAGR of 44.2% in terms of the number of high schools from December 31, 2015 to December 31, 2018, among top 20 operators of private high schools in China, according to the CIC report.

We believe we are well-positioned to seize the enormous and sustainable demand for high-quality high schools in China. The total revenues generated by the private high school education industry in China is expected to increase from RMB43.4 billion in 2018 to RMB106.1 billion in 2023, and the penetration rate of private high schools in China in terms of student enrollment is expected to increase from 13.8% in 2018 to 19.5% in 2023, according to the CIC report. All of our schools are strategically located in Western China, which has seen growing demand for high-quality educational resources. According to the CIC report, Western China has a massive population representing approximately a quarter of the national total, but the local students have limited access to quality educational resources, and as a result, often struggle to do well in Gaokao, the university entrance examinations administered in China, evidenced by the relatively low acceptance rate of first-tier universities as compared to other regions. Parents in Western China are able and willing to increase their spending on quality secondary education, driven by the higher disposable income growth rate compared to the national average, according to the CIC report.

We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 13 schools, offering nine high school programs, seven middle school programs and three tutorial school programs for Gaokao repeaters, as of August 31, 2019. We have also collaborated with local governments and other third parties in China and expect to launch three new schools offering high school programs in September 2020. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of August 31, 2019, we had 21,338 students across our school network with 13,722 high school students (including Gaokao repeaters) and 7,616 middle school students. We are dedicated to recruiting teachers who hold sufficient academic credentials, are devoted and active professionals in their field, and are committed to improving their students’ academic performance. As of August 31, 2019, we had a total of 1,380 teachers in our schools, among whom approximately 98.6% had a bachelor’s degree. As of the same date, we had a total of 24 principals and deputy principals across our school network, who are responsible for the strategic development and operation of our schools. We are committed to investing in our teachers and principals and offer them opportunities to grow with us. We have designed systematic training courses and established a comprehensive internal training system to assist our teachers and principals in their professional development, including regular training sessions to discuss educational theories, methodologies and techniques.

We have extensive experience in providing high-quality education services, as evidenced by the academic achievements of our students. In 2019, approximately 80.5% of our high school graduates who participated in Gaokao were admitted into universities in China, and approximately 39.8% were admitted into first-tier universities in China. In comparison, approximately 39.3% of the high school graduates who participated in Gaokao in Western China were admitted to universities in China and approximately 12.6% were admitted into first-tier universities in China during the same period, according to the CIC report. Our middle school students also achieved outstanding results in Zhongkao, the high school entrance examinations administered in China.

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise. Our services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. We currently operate nine schools pursuant to cooperative arrangements with local governments. According to the CIC Report, the industry average cost saving that the government can achieve in establishing new schools by collaborating with private schools is approximately 65%. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments in China. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth. We have also cooperated with local governments to provide education services for two public schools in Inner Mongolia Autonomous Region for annual service fees. In addition to collaborating with local governments, we currently operate four schools by leasing lands from third parties and expect to launch a school in Shaanxi province in September 2020 in collaboration with a real estate developer. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

We have also developed a standardized and centralized school management system. We have devised a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. Our standardized and centralized management model allows us to secure control over key resources, including teaching methods, education contents and school management experience, making our business success highly replicable and scalable.

We have experienced steady growth in our business. Our revenues were RMB206.5 million and RMB253.7 million (US$36.9 million) in 2017 and 2018, respectively. Our net income was RMB47.1 million in 2017, and we incurred net loss of RMB169.7 million (US$24.7 million) in 2018, primarily due to (1) an increase in our staff costs as a result of an increase in the number of teachers to support the ramp-up of our schools; and (2) certain operating expenses incurred in 2018 including the share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities. Our adjusted net income was RMB47.1 million and RMB33.5 million (US$4.9 million) in 2017 and 2018, respectively. For a detailed description of our non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measure.”

Our Industry

Formal education comprises K-12 education and higher education. K-12 education can be further divided into four different stages, namely, preschool, primary school, middle school and high school education, with the latter two combined as secondary education.

The private high school industry has been, and is expected to continue to be, an important growth driver of the overall high school industry. According to the CIC report, the revenues generated by the private high school industry in China increased from RMB24.7 billion in 2013 to RMB43.4 billion in 2018, and is expected to reach RMB106.1 billion in 2023. The student enrollment in private high schools in China increased from 2.3 million in 2013 to 3.3 million in 2018, and is expected to reach 5.0 million in 2023, according to the CIC report.

The private high school education industry in Western China is developing faster than the national average. According to the CIC report, the revenues generated by the private high school education industry in Western China increased from RMB4.6 billion in 2013 to RMB9.4 billion in 2018, representing a CAGR of 15.4%, higher than the national average CAGR of 11.9% during the same period, and is expected to reach RMB31.1 billion in 2023, representing a CAGR of 27.0% from 2018 to 2023, higher than the national average CAGR of 19.6% during the same period. According to the same report, the number of students enrolled in the private high schools in Western China increased from approximately 0.4 million in 2013 to approximately 0.6 million in 2018, representing a CAGR of 9.4%, higher than the national average CAGR of 7.5% during the same period and is expected to reach approximately 1.1 million in 2023, representing a CAGR of 13.7% from 2018 to 2023, higher than the national average CAGR of 8.7% during the same period.

Our Strengths

We believe the following competitive strengths contribute to our success and distinguish us from our competitors:

•	leading and fastest growing private high school education service provider in China;

•	highly scalable, asset-light business model premised upon collaboration with third parties;

•	superior education quality with premium pricing;

•	standardized and effective education management system;

•	highly-qualified teachers and well-developed training system; and

•	visionary and experienced management team with passion for education.

Our Strategies

We intend to adopt the following strategies to further grow our business:

•	expand our operations leveraging our asset-light business model;

•	continue to enhance the quality of our education services;

•	enhance our profitability by optimizing our pricing strategies and improving our school utilization rate;

•	further optimize our training and incentive systems to attract and retain talented teachers; and

•	selectively acquire high schools, establish more tutorial schools and seek cooperative opportunities with education institutions.

Our Challenges

We face risks and uncertainties in realizing our business objectives and executing our strategies, including those relating to:

•	our limited operating history, which makes it difficult to predict our prospects and our business and financial performance;

•	potential contractual disputes in relation to the sponsorship in the schools that local governments may claim to have sponsor interests;

•	new legislation or proposed changes in the PRC regulatory requirements regarding private education;

•	our ability to execute our growth strategies, continue to grow rapidly or manage our growth effectively;

•	our ability to charge tuition and boarding fees at sufficient levels to be profitable or increase our fee level;

•	our ability to enroll and retain a sufficient number of students;

•	potential unfavorable changes in our cooperative relationships with local governments or favorable government policy treatment; and

•	our ability to obtain all required approvals, licenses and make all required registrations for our education services and business operations.

Our Corporate History and Structure

In September 2011, we established Long-Spring Education Holding Group Limited, or Long-Spring Education, in the PRC, through which we operated our schools.

In September 2016, we established Long-Spring Education (HK) Limited, or Long-Spring HK under Long-Spring Education Group (the former parent of our company), or the former parent, in Hong Kong. In October 2016, Long-Spring HK incorporated Yunnan Century Long-Spring Technology Co., Ltd., or Yunnan WFOE in the PRC.

In November 2016, Long-Spring HK became the offshore holding company of our group in Hong Kong through Yunnan WFOE by entering into a series of contractual arrangements with Long-Spring Education and its shareholders. Such contractual arrangements were terminated and re-entered into in December 2018 to add additional entities as parties to the contractual arrangements.

In September 2018, we established First High-School Education Group Co., Ltd., or First High-School Education, under the former parent as our proposed listing entity in the Cayman Islands. In the same month, we established Long-Spring International Education Group Holdings Ltd., or Long-Spring BVI, under the former parent in the British Virgin Islands.

In August 2019, we transferred the ownership of Long-Spring BVI to First High-School Education and then transferred the ownership of Long-Spring HK to Long-Spring BVI in September 2019.

The following diagram illustrates our corporate structure, including our subsidiaries and affiliated entities.

*

The share ownership in our company assumes the completion of our internal corporate restructuring, which we expect to complete by [June 2020]. As a result of the restructuring, shareholders of the former parent directly hold shares in our company.

(1)

Other shareholders include certain BVI companies beneficially owned by certain of our employees and Top Jade International Limited, a company wholly-owned by Guo Yiqiang, a third party. The abovementioned BVI companies include Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, ZLD Investments Limited and Long-Spring Education International Limited. See “Principal Shareholders” for details.

(2)

Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(3)

The nine schools comprise Resort District Hengshui Experimental Secondary School, Yunnan Hengshui Chenggong Experimental Secondary School, Yunnan Hengshui Yiliang Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Zhongchuang Education Tutorial School, Yunnan Long-Spring Foreign Language Secondary School and Xinping Hengshui Experimental Middle School.

(4)

We have registered Xinping Hengshui Experimental High School as Xinping Hengshi High School Co., Ltd. and Hengshizhong Education Tutorial School as Kunming Guandu Hengshizhong Education Training School Co., Ltd. and they were registered as for-profit private schools.

Under the PRC laws, for-profit private schools are registered as companies and the entities and individuals who establish them are registered as shareholders of such schools and non-profit private schools are registered as private non-enterprise units and the entities and individuals who establish them are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal and regulatory matters, but differ with regard to the right of a sponsor to receive proceeds on investment and the right to the distribution of residual properties upon termination and liquidation. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Regulation—Regulations on Private Education in the PRC.”

(5)	We are in the process of registering Datong Hengshi Gaokao Tutorial School with the local civil affairs bureau.

The following diagram sets forth the shareholding structure of our company immediately after this offering, without giving effect to voting power changes.

*	The computation of beneficial ownership percentages assumes that the underwriters do not exercise their option to purchase additional ADSs. See “Principal Shareholders.”
(1)

The share ownership in our company assumes the completion of our internal corporate restructuring, which we expect to complete by [June 2020]. We expect the shareholding structure of our subsidiaries and affiliated entities will remain the same immediately after the completion of this offering.

Our Corporate Information

Our principal executive offices are located at No.1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The telephone number of our principal executive offices is +86-871-6515-5502.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.longspringedu.com. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is                , located at                .

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenues for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable. We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (2) the last day of our fiscal year following the fifth anniversary of completion of this offering; (3) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if we have been a public company for at least 12 months and the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Except where the context otherwise indicates and for the purpose of this prospectus only:

•	“ADRs” refers to the American depositary receipts which, if issued, evidence our ADSs;

•	“ADSs” refers to American depositary shares, each of which represents ordinary share(s);

•	“affiliated entities” refers to, collectively, Long-Spring Education Holding Group Limited, or Long-Spring Education, its subsidiaries and our schools;

•	“CAGR” refers to compound annual growth rate;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“first-tier universities” refers to the first batch of universities that enroll students after Gaokao. First-tier universities generally have stronger comprehensive strengths, such as school facilities, academic resources and research capabilities, among other things, and frequently gain special support from the PRC central and local governments. To be admitted into a first-tier university, interested high school graduates must achieve certain high scores set by the relevant PRC provincial education authorities and select such university in their general university applications;

•	“Gaokao” refers to the university entrance examinations administered in China;

•

“Gaokao repeaters” refers to the high school graduates who fail to achieve satisfying results in Gaokao or be admitted to the universities of their choosing, and elect to repeat the last year of high school and retake Gaokao in the following year;

•	“high school(s)” refers to, for the purpose of this prospectus, high school institutions or high school programs provided in schools that also provide middle school programs;

•	“middle school(s)” refer to, for the purpose of this prospectus, middle school institutions or middle school programs provided in schools that also provide high school programs;

•	“ordinary shares” refers to our ordinary shares, par value US$0.00001 per share;

•

“our schools” refers to Resort District Hengshui Experimental Secondary School, Yunnan Hengshui Chenggong Experimental Secondary School, Yunnan Hengshui Yiliang Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High

School, Yunnan Hengshui Experimental Secondary School—Xishan School, Ordos Hengshui Experimental High School, Yunnan Zhongchuang Education Tutorial School, Yunnan Long-Spring Foreign Language Secondary School Dianchi Resort District School (or Yunnan Long-Spring Foreign Language Secondary School), Hengshizhong Education Tutorial School, Xinping Hengshui Experimental High School, Xinping Hengshui Experimental Middle School and Datong Hengshi Gaokao Tutorial School;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“tutorial school(s)” refers to, for the purpose of this prospectus, tutorial school programs for Gaokao repeaters, unless otherwise specified;

•	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

•

“Western China” refers to Sichuan, Guizhou, Yunnan, Shaanxi, Gansu and Qinghai provinces, Inner Mongolia Autonomous Region, Tibet Autonomous Region, Xinjiang Autonomous Region and Ningxia Autonomous Region and Chongqing municipality;

•	“we,” “us,” “our” or “our company” refers to First High-School Education Group Co., Ltd., its subsidiaries and its affiliated entities; and

•	“Zhongkao” refers to the high school entrance examinations administered in China.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8755 to US$1.00, the noon buying rate on December 31, 2018, as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

THE OFFERING

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents ordinary share(s).

The depositary will be the holder of the ordinary shares underlying your ADSs and you will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

Subject to the terms of the deposit agreement relating to the ADSs, you may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for such exchanges.

We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should read carefully the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs from us at the initial public offering price, less underwriting discount and commissions.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$ million (or US$ million if the underwriters exercise their option to purchase additional ADSs in full), assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, from this offering, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

We intend to use our net proceeds from this offering primarily for (1) establishing new schools and pursuing strategic acquisitions and investments, (2) recruiting prominent teachers and training quality teachers, upgrading our standardized curriculum and investing in teaching methodology research, (3) upgrading our information technology systems, building “smart campuses” and purchasing teaching equipment, and (4) funding our working capital and general corporate purposes.

See “Use of Proceeds” for more information.

Lock-up	We, [our directors, executive officers, certain existing shareholders and holders of share-based awards] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sales” and “Underwriting.”

[Directed share program	At our request, the underwriters have reserved up to ADSs being offered by this prospectus for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs. Certain participants may be subject to the lock-up agreements as described in “Underwriting” elsewhere in this prospectus.]

Listing	We intend to apply to list our ADSs on the [NYSE/NASDAQ]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed [NYSE/NASDAQ] symbol	“ .”

Depositary	.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2020.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should consider carefully before deciding to invest in our ADSs.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following summary consolidated statements of comprehensive income/(loss) data (other than US$ data) for the years ended December 31, 2017 and 2018, the summary consolidated balance sheets data (other than US$ data) as of December 31, 2017 and 2018 and the summary consolidated statements of cash flows data (other than US$ data) for the years ended December 31, 2017 and 2018 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. These consolidated financial statements include the financial information of Long-Spring HK, its subsidiaries and other affiliated entities. You should read the following information in conjunction with those financial statements and accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. Historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for share amounts)
Summary Consolidated Statements of Comprehensive Income/(Loss) Data:
Revenues
Revenue from customers	203,496	240,041	34,913
Revenue from government cooperative agreements	2,968	13,647	1,985

Total revenues	206,464	253,688	36,898
Cost of revenues	(119,843)	(179,034)	(26,039)

Gross profit	86,621	74,654	10,859
Operating expenses and income
Selling and marketing expenses	(7,057)	(5,470)	(796)

General and administrative expenses	(25,400)	(224,576)	(32,663)
Government grants	4,859	6,384	929
Donation	—	(10,000)	(1,454)

Income/(loss) from operations	59,023	(159,008)	(23,125)

Other income/(expenses):
Interest income	877	469	68
Change in fair value of contingent consideration	—	(731)	(106)
Foreign currency exchange loss, net	(257)	(903)	(131)
Others, net	231	673	98
Income/(loss) before income taxes	59,874	(159,500)	(23,196)

Income tax expenses	(12,765)	(10,186)	(1,481)
Net income/(loss)	47,109	(169,686)	(24,677)

Other comprehensive income	—	—	—
Comprehensive income/(loss)	47,109	(169,686)	(24,677)

Earnings/(loss) per ordinary share
Basic and diluted	47,109	(169,686)	(24,677)
Weighted average number of ordinary share outstanding
Basic and diluted	1	1	1
Non-GAAP Financial Measures
Adjusted net income(1)	47,109	33,527	4,879

(1)

Represents net income before share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measure” for details.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash	58,324	58,564	8,518
Amounts due from related parties	73,339	106,749	15,526
Property and equipment, net	54,349	115,300	16,770
Total assets	256,643	428,992	62,394

Total liabilities	172,738	390,474	56,792

Total shareholder’s equity	83,905	38,518	5,602
Total liabilities and shareholder’s equity	256,643	428,992	62,394

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flows Data:
Net cash from operating activities	52,790	90,663	13,186
Net cash used in investing activities	(60,204)	(125,100)	(18,195)
Net cash from financing activities	7,767	34,753	5,055
Effect of exchange rate changes on cash	(257)	(76)	(11)

Net increase in cash	96	240	35
Cash at the beginning of the year	58,228	58,324	8,483

Cash at the end of the year	58,324	58,564	8,518

Key Operating Data

The following table presents our key operating data as of the dates indicated.

	As of December 31,		As of August 31, 2019
	2017	2018
Summary Operating Data:
Total student enrollment	8,845	15,186	21,338
Total number of teachers	702	1,009	1,380
Total number of schools	8	9	13

RISK FACTORS

An investment in the ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have limited operating history, which makes it difficult to predict our prospects and our business and financial performance.

We have a limited operating history of eight years, with our first school established in 2012. Our limited operating history may not serve as an adequate basis for evaluating our prospect and results of operations, including revenues, cash flows and operating margins. We have encountered, and may continue to encounter in the future, risks, challenges and uncertainties associated with operating a private education business, such as addressing regulatory compliance and uncertainty, engaging, training and retaining high-quality teachers, and expanding our school network. If we do not manage these risks successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer.

In addition, as some of our schools commenced operations recently, they have not yet reached their full capacity. For newly established schools, we only recruit students for the entry classes, such as the seventh grade for middle schools and the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With our existing students progressing into the next grades in school and as we fill up new entry classes, the utilization rates of our newly established schools will increase accordingly. We cannot assure you that we will be able to successfully increase the utilization rate for the schools that are in the ramp-up stage, which may materially and adversely affect our business growth and profitability.

If local governments claim to have sponsor interests in certain of our schools, we could be subject to contractual disputes in relation to the sponsorship in those schools or the entry into contractual arrangements over those schools.

We primarily collaborate with local governments to establish and operate our schools. The cooperative arrangements for a total of seven schools provide that the local governments retain ownership in the affected schools’ “ownership assets” without defining what constitutes such assets. It is possible that “ownership assets” could be interpreted in a way to include sponsor interest, in which case, the local governments may have a claim over the sponsor interest in the affected schools. We have obtained written statements from local governments for all of the seven schools confirming our understanding that “ownership assets” refer to real estate and tangible assets that local governments provided.

In addition, the school operation permits for Yunnan Hengshui Experimental Secondary School—Xishan School and Yunnan Yuxi Hengshui Experimental High School provide that the local governments and Long-Spring Education are co-sponsors of such schools. We have obtained written statements for Yunnan Hengshui Experimental Secondary School—Xishan School and Yunnan Yuxi Hengshui Experimental High School from the local governments confirming our understanding that the sponsor interests of such schools belong to Long-Spring Education. As of the date of this prospectus, we are in the process of amending these permits to designate Long-Spring Education as the sole sponsor.

To the extent that any local government has a claim over the sponsor interest in or control over any of our schools, we could be subject to contractual disputes. For example, the government claimants could argue that they have de facto sponsor interest in the affected schools per our cooperative arrangements and that the entry into the contractual arrangements in relation to the affected schools have infringed their interests. If the government claimants successfully persuaded the court to rule in their favor, we could lose control over the affected schools and may be unable to receive the full rights and economic benefits of any or all of those schools, in which case we would no longer be able to include the operating results of those schools in our consolidated financial statements, which in turn would materially and adversely affect business, results of operation and financial condition.

Uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding private education, which may materially and adversely affect our group structure, our business, financial condition and results of operation.

Pursuant to the Law on Promoting Private Education of the PRC, or the Private Education Law, last amended and becoming effective on December 29, 2018, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which cover grades one to nine. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenues must be used for the operation of the schools. For further details, see “Regulation—Regulations on Private Education in the PRC—The Law on Promoting Private Education.” Our school sponsors have registered Hengshizhong Education Tutorial School and Xinping Hengshui Experimental High School as for-profit private schools and have registered Qujing Hengshui Experimental Secondary School as non-profit private schools, while have not made decisions to register the rest of our schools as for-profit or non-profit educational institutions. We cannot assure you that our current intention to register some of our schools as non-profit educational institutions will not materially and adversely affect our business, financial condition and results of operations.

On August 10, 2018, the Ministry of Justice, or the MOJ, released the Implementation Rules of the Law on Promoting Private Education (Revised Draft) (Draft for Review), or the MOJ Draft, to seek public comments. As of the date of this prospectus, the MOJ Draft has not entered into force, with uncertainties with respect to its contents and its retroactive effect. As advised by our PRC legal counsel, if the MOJ Draft is legislated in the same form as published, pursuant to the Legislation Law of the PRC, it shall not have retroactive effect in principle, and except for the situations disclosed in this prospectus, the implementation of the MOJ Draft will not require our existing corporate structure and contractual arrangements to be restructured. The MOJ Draft has stipulated, among others, (1) that foreign-invested enterprises established in China and social organizations whose actual controllers are foreign parties shall not hold, participate in or actually control private schools that provide compulsory education, (2) that social organizations operating centralized school management models shall not control non-profit private schools through mergers and acquisitions, franchise agreements and contractual arrangements, and (3) that related party transactions entered into by private schools shall be open, fair and just and shall not harm national interests, school interests, or student or teacher interests.

However, there is uncertainty as to whether the MOJ Draft will be legislated in the same form as published for consultation and how they will be interpreted and implemented when and if legislated at all. In particular, as advised by our PRC legal counsel, if the Implementation Rules of the Law on Promoting Private Education is promulgated and implemented in accordance with the MOJ Draft with retroactive effect, the validity of our contractual arrangements may be challenged and our corporate structure may need to be restructured to comply with the new regulations, which may be time-consuming and expensive and impose additional restrictions on our business expansion. Our private schools that are involved in related party transactions may also be subject to strict supervision by relevant government authorities, and we may need to establish corresponding information disclosure systems and incur greater compliance costs, and our contractual arrangements, which may be deemed as related-party transactions, may be subject to scrutiny against the stipulated benchmarks by relevant government authorities. If our existing group structure or contractual arrangements are deemed to violate any rules, laws or regulations, we may be required to terminate or amend our contractual arrangement, our license to operate private schools may be revoked, cancelled or not be renewed and we may be subject to penalties as determined by the relevant authorities. We may also be restricted from further expanding our schools or school network. For example, we may not be able to acquire non-profit private schools. If any of the foregoing occurs, our business, financial condition and results of operations would be materially and adversely affected.

We may not be able to execute our growth strategies, continue to grow rapidly or manage our growth effectively.

We have experienced steady growth and expansion since the establishment of our first secondary school in 2014. We plan to continue to expand our operations in different geographic locations in China primarily by (1) entering into partnerships with local governments and independent third parties; (2) establishing new self-owned schools; and (3) acquiring additional schools if there are suitable targets.

However, we may not be able to continue to grow as we did in the past due to uncertainties involved in the process as follows:

•	we may not be able to attract and retain a sufficient number of students for our existing and new schools;

•	we may not be able to hire, retain and train qualified teachers, and attract and retain management, administrative and marketing personnel for our existing and new schools;

•	we may be unable to optimize our student’s academic performance as expected;

•	we may be unable to adequately update our operational, administrative and technological systems and strengthen our financial and management controls to support our future expansion;

•	we may be unable to keep strengthening our operational, administrative and technological systems, our financial and management controls;

•

the development and acquisitions of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, and changes in applicable laws and regulations, some of which are beyond our control;

•	we may not be able to maintain and enhance our brand name and reputation;

•	we may be unable to successfully execute new growth strategies; and

•	we may be unable to successfully integrate entities we have established or acquired into our operations.

These risks may increase significantly as we expand into new geographical areas. We may find it difficult to manage our financial resources, implement uniform education standard and operational policies and maintain consistency across our network. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. Our growth in a relatively short period of time is not necessarily indicative of results that we may achieve in the future. In addition, local governments and cooperative partners may have interests which are not entirely in line with ours and may consider their own interests or the interests of other stakeholders of schools in making cooperation decisions, and as a result, we may be unable to execute our expansion plan and growth strategies in a cost-effective or timely manner, or at all. Any failure in our management and execution of our expansion plan may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition and results of operations.

We may be unable to charge tuition and boarding fees at sufficient levels to be profitable or increase our fee level.

Our revenues are primarily driven by our tuition and boarding fees. For 2017 and 2018, tuition income accounted for 76.1% and 81.8% of our total revenues, respectively, and our boarding fees accounted for 2.7% and 4.4% of our total revenues, respectively, for the same periods. Subject to applicable regulatory requirements, we determine our tuition and boarding fee rates based on many factors, including market supply and demands for our education, our cost of operations, the quality of education services we provide, the geographic area we operate in, and general economic conditions of the PRC. Although we have been able to increase the tuition and boarding fees we charge our students at certain schools in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services. Our competitive advantage might be adversely affected if we fail to implement the optimal pricing strategy to maintain our profitability, which could adversely affect our student enrollments and consequently our revenues and cash flow.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition at the level of public schools, which are usually lower than the normal tuition we charge, and under our cooperative arrangements with local governments for certain of our schools, we may receive government subsidies to make up for the tuition difference. As of December 31, 2017 and 2018, the number of publicly-sponsored students in our schools was 2,580 and 5,203, respectively, accounting for 29.2% and 34.3% of our total students as of the same dates. We have limited discretion in increasing the tuition for publicly-sponsored students, and the government subsidies have an upper limit which we may gradually use up over a number of years. We intend to re-negotiate with the local governments to obtain additional government subsidies to cover the tuition difference for the publicly-sponsored students after we use up the upper limit or our cooperative arrangements with local governments expire. If our re-negotiation efforts fail, or if we cannot collect the outstanding amount of government subsidies on time, we would be unable to make up for the price difference for publicly-sponsored students, which would materially and adversely affect our profitability.

The tuition and boarding fees we charge are subject to regulatory restrictions. While we are not required to obtain pre-approval from relevant authorities before raising our tuition and boarding fees in Yunnan province, China where most of our schools are located, we are generally required to file and record our price increase with local governments, who in turn still maintain certain level of control and oversight of our operation. We might also be inspected by relevant pricing authorities in the future, which could result in negative adjustments in our tuition and boarding fees and material disruption of our operations.

Furthermore, the tuition we may charge is subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels for us to remain profitable.

If we fail to enroll and retain a sufficient number of students, our business could be materially and adversely affected.

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

•	enhance existing education programs and services to respond to market changes and student demands;

•	develop new programs and services that appeal to our students and their parents;

•	maintain and enhance our reputation and brand recognition as a leading school operator;

•	expand our school network and geographic reach;

•	effectively market our schools and programs to a broader base of prospective students;

•	manage our growth while maintaining consistency of our teaching quality;

•	maintain cooperative relationships with local governments; and

•	respond to increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students we can enroll. Our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

We have incurred net loss in the past, and we may not increase profitability in the future.

We incurred net loss of RMB169.7 million (US$24.7 million) in 2018, which was mainly due to share-based compensation of RMB177.8 million (US$25.9 million) for our directors, officers and employees and certain external consultants for their services performed. We had adjusted net income of RMB33.5 million (US$4.9 million) in 2018. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measure” for details. Our gross profit decreased by 13.8% from RMB86.6 million in 2017 to RMB74.7 million (US$10.9 million) in 2018, and our gross profit margin decreased from 42.0% in 2017 to 29.4% in 2018. We focus on providing quality education to our students and we have expanded our school network and improved the school utilization rate since 2018 to improve our operating efficiency and profitability. However, we may not be successful in increasing overall profitability going forward. As we plan to expand our school network, new schools we launch may negatively impact our profitability.

Our ability to increase profitability and generate positive cash flow will depend in large part on our ability to control our costs and expenses which we expect to increase as we further develop and expand our school network. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenues at the rate we anticipate or if our expenses increase at a faster rate than the increase in our revenues, we may not be able to increase profitability.

Any unfavorable changes in our cooperative relationships with third parties or favorable government policy treatment may adversely affect our business.

Our asset-light business model, under which we form mutually beneficial cooperative arrangements with third parties, including local governments and real estate developers, has allowed us to grow rapidly and expand with light capital commitments and have more flexibility in our allocation of financial resources. Under such arrangements, our partners contributed or leased to us land and/or school facilities, and our government partners also granted to us favorable tax treatments or other forms of favorable government policies or support, while we contributed our expertise in operating private schools, teachers, as well as operating expenses of the schools and capital expenditures to construct and renovate school facilities.

If our relationship with our partners deteriorates or favorable government policies and support cease to be available, we may incur substantial amount of expenses in connection with our infrastructure, promotion, and other matters relating to school establishment and operations, which may materially and adversely affect our business, financial condition and results of operations. We may also be unable to form cooperative relationship with third parties in the geographic areas we plan to enter and expand into, which would materially and adversely affect our ability to grow as quickly as planned or maintain historical growth rates.

The cooperative arrangements for five schools within our network have provided that the local government has the right to appoint a majority of a school’s board of supervisors, which shall be the supreme decision-making body in school management. As of the date of this prospectus, we obtained written statements from local governments for four of such schools confirming that the school council or board of director should be the decision-making body for such schools. To the extent any of these local governments changes their view toward our collaborative relationships and claims to have control in these schools, we could be subject to contractual disputes with the local governments in relation to the management of such schools.

In September 2018, we entered into certain cooperation agreements with local governments in Inner Mongolia Autonomous Region, China, pursuant to which we provide school operation and management services and receive service fees. See “Business—Our Schools and Programs.” We are also required to meet certain academic performance targets pursuant to such agreements. If we fail to meet such performance targets, we may be found in breach of the agreements and be unable to continue our cooperation with the relevant governments, which may materially and adversely affect our relationship with the relevant governments, as well as our business, financial condition and results of operations. We may also be unable to enter into similar cooperation agreements with third parties in the future, which may materially and adversely affect our business, financial condition and results of operations.

We may be unable to obtain all required approvals, licenses and make all required registrations for our education services and business operations, and may be subject to fines and penalties if the operations of our business do not comply with applicable PRC laws and regulation.

In order to conduct our business and operate our schools in China, we are required to obtain and maintain various approvals, licenses and permits and fulfill registration and filing requirements. For example, to establish and operate a school in the PRC, we are required to obtain a private school operation permit from the local education bureau and register with the local civil affairs bureau to obtain a certificate of registration for a privately-run non-enterprise unit for a non-profit school, or register with the local industry and commerce administration authorities to obtain a business license for a for-profit school. Such local regulatory authorities may also conduct annual inspection of our schools. We currently hold valid private school operation permits for all of our operating schools. Datong Hengshi Gaokao Tutorial School is still in the process of registering with the local civil affairs bureau. For Datong Hengshi Gaokao Tutorial School, we may be subject to order to cease our operation, refund the income we collected and a fine ranging from one to five times of the income the sponsor collected before we obtained a private school operation permit for such school on November 27, 2019. We cannot guarantee that all of our existing schools will be able to renew their permits, or that all of our newly opened schools will be able to receive operation permits in a timely manner or at all, which may materially and adversely affect our business and results of operations.

Eight of our schools have not set up their own on-site medical clinics, six of such eight schools have engaged third-party hospitals and/or medical clinics with valid practice license to provide healthcare services on campus, and the remaining two schools are in the process of engaging third-party hospitals and/or medical clinics with valid practice license to provide healthcare services on campus, and all our schools are in the process of recruiting a sufficient number of medical care personnel. However, we cannot assure you that we may be able to obtain all relevant practice licenses, retain third-party licensed medical care providers or otherwise fully comply with the relevant laws and regulations relating to on-site medical clinics at all of our current locations in a timely manner or at all, and we may be subject to orders to rectify within a specified period of time.

While we intend to obtain all requisite permits, approvals and complete the necessary filings, renewals and registrations on a timely basis for our schools, there is no assurance that we will be able to obtain all required permits given the significant amount of discretion the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors that are beyond our control and anticipation. If we fail to receive required permits in a timely manner or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, the suspension of our non-compliant operations or disgorgement of our profits to compensate for any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business and results of operations.

We may not be able to successfully integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We have expanded rapidly primarily through organic growth. We have, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. We may attempt to make similar acquisitions in the future. The integration of acquired schools is complicated and time-consuming and requires significant resource commitment, standardized integration process, and adequate planning and implementation. We may not successfully integrate the schools we acquire in a timely manner and may not effectively and efficiently manage our expansion, which would have a material adverse effect on our financial condition and results of operations. In addition, as advised by our PRC legal counsel, our plan to pursue further expansion through acquisitions could be affected by regulatory uncertainty in connection with the Private Education Law and related implementation rules.

We may not be able to attract and retain a sufficient number of qualified teachers and principals.

As an education service provider, our ability to recruit and retain qualified teachers and principals is crucial to the quality of our education and services and our brand and reputation. To ensure our successful operation and growth, we need to retain and continue to hire high-quality teachers specialized in specific subjects that are able to teach the courses we offer or plan to offer to our students, as well as high-quality principals who are able to effectively manage the operation of our schools. We must provide competitive compensation and benefits packages to attract and retain qualified candidates. However, there is no guarantee that we would be able to keep recruiting teachers and principals meeting the high standards in the future, or retain our current, high-quality teachers and principals, especially when we seek a more rapid expansion plan to meet the growing demands for our services. Furthermore, under our business model, we may not be able to provide extensive training to our newly hired teachers for them to familiarize with our teaching methods and to retain existing teachers who can provide such trainings. A shortage of high-quality teachers and principals, a decrease in the quality of our teachers’ and principals’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality teachers and principals would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to maintain the market recognition of our brand and our reputation.

Our success depends heavily on our reputation. We might face potential difficulties in maintaining our reputation and brand recognition, which could adversely affect our student enrollments and results of operations. Our ability to maintain our brand and reputation could be affected by many factors, some of which are beyond our control, including: our ability to deliver satisfactory academic results, the teaching quality of our teachers, the academic quality and achievements of our students, news report about our company, our schools or our partners, results of government inspections or compliance with relevant regulations, unauthorized use or other infringement of our copyright and brand by third party, campus incidents, especially safety incidents, and any kind of disruption of our education services.

We have developed our student base mainly through word-of-mouth referrals. Our other promotion efforts include participating in education fairs organized by local governments and distributing relevant promotional materials in connection with such fairs. However, we cannot guarantee that our promotional efforts will be enough to maintain or enhance our reputation in the marketplace to remain competitive. Our promotional efforts may be insufficient to enhance our brand recognition and reputation and we may incur excessive expenses for our promotions, which may adversely affect our business.

Accidents, injuries or other harm at our school premises or otherwise arising from or in connection with our education services may adversely affect our reputation and subject us to liabilities.

We may be subject to liabilities arising from accidents or injuries or other harm to students or other people on our school premises, including those caused by or otherwise arising in connection with our school facilities, employees or education services. We could also face claims alleging that we were negligent, provided inadequate maintenance to our school facilities or supervision of our employees and therefore may be held liable for accidents or injuries suffered by our students or other people at our schools. In addition, if any of our students or our employees or contractors commits unlawful acts or displays seriously inappropriate behavior, we could face allegations that we failed to provide adequate security, supervision or were otherwise responsible for his or her actions, even if such acts or behavior may occur off our school premises. As an education services provider, we may be held liable for other accidents, injuries or other harm in relation to our education services and students, such as commuting to our schools and extracurricular activities. We may also be subject to liabilities arising from out-of-school activities or events which we organize or involve in. As a result, our schools may be perceived to be unsafe, which may discourage prospective students from applying to or attending our schools.

Our schools have also outsourced the operation of all of our meal catering services to third parties since September 2017. We cannot assure you that we will be able to maintain the quality of food or monitor the meal preparation process to ensure its quality, that service providers adhere to food quality standards, or that no incidents resulted from food quality will occur in the future. In the event of incidents arising from poor quality food that result in any serious health violations or medical emergencies, such as mass food poisonings, our business and reputation could be materially and adversely affected.

Furthermore, although we maintain certain liability insurance, the insurance coverage may not be adequate to fully protect us from these kinds of claims and liabilities. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation, student enrollment and retention, and teacher recruitment and retention. Such a claim, even if unsuccessful, could create unfavorable publicity, incur substantial expenses for us and divert the time and resources of our management, all of which may have a material and adverse effect on our business, prospects, financial condition and results of operations.

Failure to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our education services less attractive to students.

Our reputation, student enrollment, and results of operations depend in part on our ability to prepare our students for various tests and examinations, such as Gaokao and Zhongkao. Admission and assessment processes undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact our students’ academic performance and the marketability of our education services, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools or affect the number of students participating in Gaokao or Zhongkao may have an impact on our student enrollments and teaching methods. For example, the Ministry of Education of the PRC, or the MOE, issued certain implementing opinions in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, we may need to adjust our teaching methods to accommodate a student body of a potentially wide competency range. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

If we fail to help our students achieve their academic goals, student and parent satisfaction with our education services may decline.

The success of our business depends on our ability to deliver quality school experiences and help our students achieve their academic goals. Our schools may not be able to meet the expectations of our students and their parents in terms of students’ academic performance. A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control. We may not be able to provide education that is satisfactory to all of our students and their parents, and student and parent satisfaction with our services may decline. In addition, we cannot guarantee that our students will be admitted to higher levels of education institutions of their choice. Any of the foregoing could result in a student’s withdrawal from our schools, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend our schools. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

We face intense competition in the PRC education industry and we may fail to compete effectively.

The private education sector in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this sector to persist and intensify. We compete with public schools and other private schools that offer similar programs in each geographic market where we operate our schools. In particular, we face significant competition from public schools and other private schools in Yunnan province, China. Although our business model and cooperative relationship with local governments helped us receive favorable regulatory treatments, we may fail to compete effectively with public schools that may enjoy more substantial financial and policy support from the local governments. Additionally, our competitors may adopt similar curriculums, school management approaches and marketing strategies, with different pricing and service packages that may be more appealing than ours to students and parents in the relevant regions. Some of our competitors might be able to dedicate more resources than we can to the development and improvement of their schools and respond more quickly than we can to the changes in student demands, testing materials, admission standards, market needs and new technologies. As such, we may be required to lower our tuition and boarding fees or increase our spending in order to maintain our competitiveness and retain or attract students and qualified teachers or pursue new market opportunities. If we are unable to successfully compete for new students, attract and retain competent teachers or other key personnel, maintain or increase our tuition level, enhance the quality of our education services or maintain our operations in a cost-effective manner, our business and/or results of operations may be materially and adversely affected.

Our business may be disrupted if we lose the services of our senior management and other key personnel.

Our continued success depends in part on the expertise and dedication of our senior management team and other key personnel. We rely on our senior management and school administrators for the efficient and effective operation of our schools and the execution of our business plans, which is vital for us to compete in the education industry. We may experience changes in our senior management in the future for reasons beyond our control. We may not be able to retain our directors, senior management, or other key management personnel, who might either join our competitors or start their own businesses that directly compete with us. If we lose one or more of our directors, senior management, or other key management personnel, we might not be able to hire qualified candidates to fill the gap in a timely manner and our business could be materially disrupted or otherwise adversely affected.

Our school premises and facilities are subject to extensive governmental approvals and compliance requirements.

The construction and usage of our school premises requires various permits, certificates and approvals, including, for example, land use rights certificates, construction permits, public health permits and certificates for passing fire control assessments. As of the date of this prospectus, we leased four business premises for our schools and were provided with nine business premises by governments pursuant to our cooperative arrangements with them. For premises we leased from or were provided for use by local governments or entities associated with local governments, the lessors or premise providers failed to obtain the relevant land use rights certificates, construction planning approvals or construction permits, or failed to pass the relevant environmental protection verification, fire control assessment or inspection for completion of construction, or failed to provide us with the authorization to lease the premises. If the government authorities suspend the use of such premises or require measures to be taken to rectify the defects or any of our lease agreements is invalidated due to the defects of such premises, or if any third party successfully challenges our use of the affected premises, the operation of the affected schools could be interrupted and we may need to relocate those schools, which would incur additional expenses and our business and results of operations may be materially and adversely affected.

We have also encountered, and may in the future encounter, problems in fulfilling the conditions precedent to the receipt of the permits, certificates and approvals for our self-built premises. As of the date of this prospectus, we built four business properties for our schools on the leased or provided premises. For our self-built school premises which we have already put in use, the lessors or premise providers have not obtained the relevant land use rights certificates, construction planning approval or construction permits, or passed environmental protection verification, fire control assessment and inspection for completion of construction primarily because the lessors or premise providers failed to fulfill the conditions precedent to completing such procedures, and we may be subject to fines and/or temporary suspension of the usage of the affected school premises before the defects are rectified. If the lessors, premise providers or we ourselves are not able to rectify the defects in a timely manner, or fail to obtain requisite permits, certificates or approvals for campuses and school premises we plan to develop in the future, we may become subject to administrative fines and other penalties, which could disrupt our business and cause us to incur additional expenses.

A significant portion of our schools are not in compliance with fire safety regulations.

According to the PRC fire safety laws and regulations, construction projects and decoration projects are generally required to obtain fire safety permits or complete fire safety filings except for certain statutory exemptions. As of the date of this prospectus, we leased four business premises for our schools, were provided with nine business premises by governments pursuant to our cooperative arrangements with them, and built four business properties for our schools on the leased or provided premises. As of the date of this prospectus, we have neither obtained the fire safety permits or written evidence for passing the fire safety inspection nor made the requisite fire safety filings for any of our school premises, except for Yunnan Long-Spring Foreign Language Secondary School, primarily because the lessors or premise providers failed to fulfill the condition precedent to completing such procedures. We have, however, arranged inspections for all of the premises by a third-party fire control assessment institution and obtained an assessment report that 12 of our school premises have met the technical requirements for the fire safety inspections. We cannot assure you that the lessors, the premise providers or we ourselves would be able to obtain the fire safety permits, rectify the defects or otherwise fully comply with the relevant fire safety laws and regulations at all of our current locations in a timely manner or at all. Given the relevant lessors or premise providers have the legal obligation to obtain fire safety permits or complete fire safety filings, we cannot assure you that such lessor or premise provider can meet the conditions precedents to obtaining such permits or completing such filings, over which we have little control. We may be subject to orders to rectify within a specified period of time or to suspend operations for such non-compliance. As a result, we may not be able to occupy certain of our current locations and may be ordered to relocate our operations to other locations that comply with the relevant fire safety laws and regulations, and we cannot assure you that such alternative locations will be available on commercially reasonable terms or at all, which could materially and adversely affect our business, results of operations and financial conditions.

Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.

As of the date of this prospectus, we leased four premises and have been provided with nine premises by governments pursuant to our cooperative arrangements with a total gross floor area of approximately 569,980 square meters for our school operations. These school premises, including the associated school buildings and facilities, were developed and/or maintained by our landlords or the providers. Accordingly, we are not in a position to effectively control the quality, maintenance and management of such premises, buildings and facilities. In the event that the quality of the school premises, buildings and facilities deteriorates, or if any or all of our landlords or providers fail to properly maintain and renovate such premises, buildings or facilities in a timely manner, or at all, the operation of our schools could be materially and adversely affected. In addition, if any of our landlords terminates the existing lease agreements, refuses to continue to lease the premises to our schools when such lease agreements expire, or increase rent to the level not acceptable to us, or the providers refuse to continue to provide the premises for our use, we will be forced to relocate our schools to other locations, we may not be able to find suitable premises for such relocation without incurring significant time and costs, or at all. If this occurs, our business, results of operations and financial condition could be materially and adversely affected, and our students, teachers and staff may also be negatively affected by such relocation.

We did not receive from the lessors of some of our leased premises copies of the title certificates or obtain proof of authorization to lease or provide the premises for our use from land providers for certain of our school premises. As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors or premise providers with respect to the defects in our land use interests. However, if any of our leases or cooperative arrangements is terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, while we do not expect to be subject to any fines or penalties, we may be forced to relocate the affected schools and incur additional expenses relating to such relocation, or we may not be able to find suitable premises for relocation at all.

Under the applicable PRC laws and regulations, the parties to a lease agreement are required to register and file the executed lease agreement with the relevant government authorities. As of the date of this prospectus, all the lease agreements for the leased properties that we occupy are not registered or filed. As advised by our PRC counsel, while the failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, the relevant real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines ranging from RMB1,000 to RMB10,000 for each non-registered lease. While we have not been subject to any penalties or disciplinary action related to the failure to register our lease agreements, we cannot assure you that we will not be subject to penalties or other disciplinary actions for our past and future non-compliance. The failure to comply with the applicable PRC property laws and regulations regarding certain of our leased premises may cause us to make relocations and be subject to fines and suspension of business, which may materially and adversely affect our business, financial condition and results of operations.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility and adversely affect the price of our ADSs.

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, primarily due to seasonal changes in service days, student enrollments and influence of the summer and winter breaks. We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of such semester, and recognize revenues for the tuition fees and boarding fees received proportionately over relevant period of the applicable program. However, the timing of our recording of our costs and expenses do not necessarily correspond with the timing of our recognition of revenues. Our interim results, growth rates and profitability may not be indicative of our annual results or our future results, and our historical interim and annual results, growth rates and profitability may not be indicative of our future performance for the corresponding periods. These fluctuations could result in volatility and adversely affect the price of our ADSs.

Termination of our cooperative relationship with Hebei Hengshui High School may adversely affect our business.

We have partnered with Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, in developing a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. We also have teachers with work experience at Hebei Hengshui High School to coach our teachers to ensure the consistent implementation of effective teaching methods within our school network. If the cooperation is terminated by Hebei Hengshui High School, or if any unforeseeable events cause us to terminate our cooperation with Hebei Hengshui High School, we may be required to change the names of our schools and may be unable to recruit additional high-quality teachers laterally from Hebei Hengshui High School and ensure our overall teaching quality and the operation of our education system could be materially and adversely affected.

Failure to adequately protect our intellectual property could materially and adversely affect our business.

Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our brand name and reputation, our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be involved in labor and employment related disputes and legal claims from time to time arising out of our operations.

We may, from time to time, be involved in labor and employment related disputes with and subject to such claims by school personnel and other employees. We cannot assure you that any of the labor and employment related legal actions will be resolved in our favor. We may be subject to uncertainties as to the outcome of such legal proceedings and our business operations may be disrupted. Such legal or other proceedings involving us may, among other impacts, incur significant costs for us, divert our management and other resources, disrupt our business operations, draw negative publicity against us or damage our reputation. As a result, our business, financial condition and results of operations may be materially and adversely affected.

Our brand image, business and results of operations may be adversely impacted by students and employees’ misconduct and improper activities, many of which are beyond our control.

We have limited control over the behavior of our students, our teachers and other employees. To the extent any improper behavior is associated with our schools and education services, our ability to protect our brand image and reputation may be limited. In addition, if any of our students or employees suffer or allege to have suffered physical, financial or emotional harm following contact initiated in connection with our education services, we may face civil lawsuits or other liabilities initiated by the affected student and employees, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities in connection with our education services or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the education services provided by us. As a result, our business may suffer and our brand image, student base, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to our students, which could harm our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

We recorded share-based compensation, and we may adopt share incentive plans and grant share-based awards in the future, which may result in increased share-based compensation expense.

We recorded share-based compensation of RMB177.8 million (US$25.9 million) in 2018 for our directors, officers and employees and certain external consultants for their services performed. We may adopt share incentive plans and grant share-based awards in the future, which we believe will help us attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations and financial condition.

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could expose us to liabilities and adversely affect our reputation and business

We maintain records that include personal data, such as academic and medical records, address and family information. If the security measures we use to protect personal data are ineffective due to a system failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims. In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, independent consultants or third-party contractors.

We could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business-related insurance products. We do not have any business interruption insurance, or key-man life insurance. Any business interruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

The material weakness that has been identified relates to the lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to remedy this material weakness.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. Following the identification of the material weakness, we have taken measures and plan to continue to take remedial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address these weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these weakness and deficiencies or our failure to discover and address any other weakness and deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

The audit report included in this prospectus is prepared by auditor who is not inspected by the Public Company Accounting Oversight Board, and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our prospectus filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. On inspection, it appears that the PCAOB continues to be in discussions with the Mainland China regulators to permit inspections of audit firms that are registered with PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of the PRC that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures, where the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the [NYSE/NASDAQ] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. In, addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that our corporate structure and contractual arrangements does not comply with applicable PRC laws and regulations, we could be subject to severe penalties and our business may be materially and adversely affected.

We are a Cayman Islands company and thus, we are classified as a foreign enterprise under the PRC laws. Foreign investment in the education industry in the PRC is extensively regulated and subject to numerous restrictions. Under the Special Administrative Measures for Foreign Investment Access (Negative List) (2019), or the 2019 Special Administrative Measures, foreign investors are prohibited from investing in primary and middle schools in the PRC for students in grades one through nine. High school is also restricted industries for foreign investors, and foreign investors are only allowed to invest in such industries in cooperative ways with domestic investors, provided that domestic investors play a dominant role in such cooperation. Furthermore, under the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education, which was issued by the MOE on June 18, 2012, the foreign portion of the total investment in a Sino-foreign joint venture high school should be below 50%. According to relevant regulations, the foreign investors invested in high schools must be foreign education institutions, with relevant educational qualification and high quality of education. See “Regulation—Foreign Investment in Education in the PRC” for details. Accordingly, our wholly-owned subsidiary, Yunnan Century Long-Spring Technology Co., Ltd., or Yunnan WFOE, in China is currently ineligible to apply for the required education licenses and permits in China for the operation of primary and middle schools. In order to establish the structure for operating our business in China, we entered into a series of arrangements in which our wholly-owned subsidiary, Yunnan WFOE, receives full economic benefits from our schools. For a description of these contractual arrangements, see “Corporate History and Structure.” We expect to continue to rely on our contractual arrangements to operate our education business.

If our corporate structure and contractual arrangements are found to be in violation of any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, the MOFCOM, which regulates the foreign investment in China, and the Ministry of Civil Affairs, which regulates the registration of schools in China, would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of us and/or our affiliated entities;

•	discontinuing or restricting any related-party transactions between us and/or our affiliated entities;

•	imposing fines and penalties, or imposing additional requirements for our operations which we or our affiliated entities may not be able to comply with;

•	revoking the preferential tax treatment available to us;

•	requiring us to restructure the ownership and control structure or our current schools;

•	requiring us to restructure our operations in such a way as to compel us to establish new entities, re-apply for the necessary licenses or relocate our businesses, staff and assets; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions.

As of the date of this prospectus, similar ownership structure and contractual arrangements were used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of Long-Spring Education and its schools and subsidiaries that most significantly impact their economic performance, and/or failure to receive the economic benefits from Long-Spring Education and its schools and subsidiaries, we may not be able to consolidate Long-Spring Education and its schools and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or Long-Spring Education or its schools or subsidiaries.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

On March 15, 2019, the National People’s Congress of the PRC, or the NPC, promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in material and adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council of the PRC, or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material and adverse effect on our current corporate structure, corporate governance, business, financial condition and results of operations.

We rely on contractual arrangements with Long-Spring Education and its shareholders for our business operations in China, which may not be as effective as direct ownership in providing control.

We have relied and expect to continue to rely on contractual arrangements with Long-Spring Education and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliate entities. Any failure by our affiliated entities, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company.

If we had direct ownership of Long-Spring Education, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Long-Spring Education, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our affiliated entities and their shareholders or sponsors of their obligations under the contracts to exercise control over our affiliated entities. The shareholders or sponsors of our affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with Long-Spring Education. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions. Therefore, our contractual arrangements with Long-Spring Education and its shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Any failure by our affiliated entities and their shareholders or sponsors to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Our affiliated entities and their shareholders or sponsors may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective. For example, if the shareholders of Long-Spring Education were to refuse to transfer their equity interests in Long-Spring Education to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Moreover, our contractual arrangements provided that arbitrators may award remedies over the shares and/or assets of our affiliated entities in China, injunctive relief and/or winding up of our affiliated entities, and that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal. However, under PRC law, arbitrators have no power to grant injunctive relief and may not directly issue a provisional or final liquidation order to protect assets or equity interest involved in case of disputes. In addition, interim remedies or enforcement orders granted by foreign courts in the United States and the Cayman Islands may not be recognized or enforceable in China. See “Enforceability of Civil Liabilities—PRC.” In the event we are unable to enforce our contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliate entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

The shareholders of Long-Spring Education may have actual or potential conflicts of interest with us and not act in the best interests of our company.

The shareholders of Long-Spring Education may have actual or potential conflicts of interest with us. These shareholders may breach, or cause Long-Spring Education to breach, or refuse to renew, the existing contractual arrangements we have with them and Long-Spring Education, which would have a material and adverse effect on our ability to effectively control Long-Spring Education and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Long-Spring Education to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between us and our affiliated entities are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education. As part of these arrangements, substantially all of our education-related assets that are important to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as Yunnan WFOE, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. At the discretion of the wholly foreign-owned enterprise, it may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•

loans by us to our wholly-owned subsidiaries in China, which are foreign-invested enterprises, cannot exceed statutory limits, which is the difference between the total investment amount and the registered capital of our wholly-owned subsidiaries, and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•

loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiaries in China must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

As a result of the requirements and limitations outlined above, the amount of funds that we can directly contribute to our operations in China through Yunnan WFOE, is limited. In addition, on March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Administrative Measures of Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or the SAFE Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in China unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of the SAFE Circular 19 will result in severe penalties including hefty fines. As a result, the SAFE Circular 19 may significantly limit our ability to transfer the net proceeds from this offering to our operations in China through our PRC subsidiaries, which may adversely affect our ability to expand our business. On February 13, 2015, the SAFE promulgated the Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Circular 13, which was effective on June 1, 2015. Pursuant to the SAFE Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment. The SAFE Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

We expect that PRC laws and regulations may continue to limit our use of proceeds from this offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be hindered, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business.

Our revenues are all sourced from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the economy in China or the market for education services, especially for Gaokao and Zhongkao, which could harm our business.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in China. Any significant slowdown in China’s economic growth may cause our potential students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could have a material and adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

The discontinuation of any preferential tax treatment currently available to us, in particular the tax exempt status of our schools, could materially and adversely affect our results of operations.

Prior to the Private Education Law taking effect on December 29, 2018, private schools for which the school sponsors do not require returns are eligible to enjoy the same preferential tax treatment as public schools according to the Implementation Rules of the Law on Promoting Private Education. Pursuant to the Private Education Law, a non-profit private school may enjoy the same preferential tax treatments as public schools in accordance with the relevant PRC laws and regulations. Our school sponsors have registered Hengshizhong Education Tutorial School and Xinping Hengshui Experimental High School as for-profit private education institutions and have registered Qujing Hengshui Experimental Secondary School and Xinping Hengshui Experimental Middle School as non-profit private school. We have not made decisions to register the rest of our schools as for-profit or non-profit schools as we are currently in the transition period during which no registration election is required. There is a possibility that the PRC government may promulgate relevant tax regulations that will eliminate such preferential tax treatment, or the local tax bureaus may change their policy, in each such case, we will be subject to PRC enterprise income tax going forward. The discontinuation of any preferential tax treatment currently available to us or the determination of any of the relevant tax authorities that any of the preferential tax treatment we have enjoyed or currently enjoy is not in compliance with the PRC laws would cause our effective tax rate to increase, which would increase our tax expenses and reduce our net profit.

We may be subject to potential tax penalty and surcharge for the enterprise income tax payable in PRC.

As of the date of this prospectus, our nine schools have not paid enterprise income tax for revenues generated from formal education services and three of these nine schools and another one school have not paid enterprise income tax for revenues generated from informal education services, among which we have obtained confirmation letters from or conducted interview with the PRC tax authorities for six of these schools to confirm that such schools are not required to pay enterprise income tax. As of the date of this prospectus, we have not obtained confirmation letters from the PRC tax authorities for the remaining four schools, and we may be subject to additional tax liabilities if deemed payable by the relevant PRC tax authorities. If any of our schools is deemed to have failed to pay enterprise income tax within the prescribed time limit, we may be subject to tax penalty and related surcharges and our business, financial condition and results of operations could be materially and adversely affected.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established under the laws of jurisdictions outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that First High-School Education Group Co., Ltd. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares at a rate of 10%, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of First High-School Education Group Co., Ltd. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that First High-School Education Group Co., Ltd. is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises or Bulletin 7. Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the SAT issued the Announcement of the SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and further amended on June 15, 2018. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on our offshore restructuring transactions or sale of the shares of our offshore subsidiaries, where non-resident enterprises, as the transferors, were involved. Under Bulletin 37 and Bulletin 7, our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions. As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Bulletin 7 and Bulletin 37 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, a new round of RMB depreciation emerged under the influence of a strong U.S. dollar and the trade friction between China and the United States. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any material hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including China Securities Regulatory Commission, or CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain how long it will take us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, results of operations and prospects.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the [NYSE/NASDAQ] because (1) Yunnan WFOE was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules, and (2) there is no statutory provision that clearly classifies the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education as a type of acquisition transaction regulated by the M&A Rules. However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE promulgated the Circular on Relevant Issues Relating to Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles, or the SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued SAFE Circular 13, which took effect on June 1, 2015, pursuant to which, the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Relating to Foreign Exchange Administration of Financing and Roundtrip Investments by Domestic Residents via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect ownership interests in our company completed the registration with SAFE as required by the SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registration, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. Our directors, executive officers and other employees who are PRC residents and who have been granted share-based awards may have to follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or any other material changes. We and our PRC employees who have been granted share-based awards will be subject to SAFE Circular 7 and other relevant rules and regulations upon the completion of this offering. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business, financial condition and results of operations.

The Standing Committee of the National People’s Congress, or the SCNPC, enacted the Labor Contract Law in 2007, and amended it on December 28, 2012. The Labor Contract Law introduced specific provisions related to fixed-term employment contracts, part-time employment, probationary periods, consultation with labor unions and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining to enhance previous PRC labor laws. Under the Labor Contract Law, an employer is obligated to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract, with certain exceptions, must have an unlimited term, subject to certain exceptions. With certain exceptions, an employer must pay severance to an employee where a labor contract is terminated or expires. In addition, the PRC governmental authorities have continued to introduce various new labor-related regulations since the effectiveness of the Labor Contract Law.

Under the PRC Social Insurance Law and the Administrative Measures on Housing Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing funds and employers are required, together with their employees or separately, to pay the social insurance premiums and housing funds for their employees. However, certain of our affiliated entities did not make adequate social insurance and housing fund for certain employees. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding including those relating to obligations to make social insurance payments and contribute to the housing funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Under the PRC Tort Law, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their employment. Entities that engage dispatched laborers shall bear tortious liability for any injury or damage caused to other people by such dispatched laborers in the course of their work and during the dispatch period, and the dispatching party shall bear corresponding supplementary liabilities if it is at fault. If the workers on our platform are deemed as our employees or dispatch employees by courts or arbitral tribunals, we shall bear the responsibilities accordingly.

These laws designed to enhance labor protection tend to increase our labor costs. In addition, as the interpretation and implementation of these regulations are still evolving, our employment practices may not be at all times be deemed in compliance with the regulations. As a result, we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

Labor contract laws in China may adversely affect our results of operations.

The current PRC Labor Contract Law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory retirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Risks Related to the ADSs and this Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We intend to apply to list the ADSs on the [NYSE/NASDAQ]. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we cannot assure you that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs, and may not be able to resell ADSs at or above the price they paid, or at all.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our users, or our industry;

•	condition of the education industry;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other education companies;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If research analysts do not establish and maintain adequate research coverage or if one or more analysts who cover us downgrade our ADSs or publish inaccurate of unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between (1) our pro forma net tangible book value as adjusted per ADS of US$             as of             , after giving effect to this offering and (2) the initial public offering price of US$             per ADS. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to              ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent to              ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, [we, our directors, executive officers, certain existing shareholders and holders of share-based awards] have agreed not to sell any ordinary shares, ADSs or similar securities for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See

“Underwriting” and “Shares Eligible for Future Sales” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could materially and adversely affect our business, and any investment in our ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs or even lose your entire investment in our ADSs.

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

[Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We will conditionally adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association will contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands, as amended, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations, any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law (2018 Revision) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how your ordinary shares which are represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. You will only be able to exercise the voting rights which are carried by the ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying ordinary shares which are represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to so. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the shares and became the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting will be [seven] days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated post-offering memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary will give us (or our nominee) a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of our ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Description of American Depositary Shares” for more information.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the [NYSE/NASDAQ] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

We intend to apply to list our ADSs on the [NYSE/NASDAQ]. The [NYSE/NASDAQ] corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/NASDAQ] corporate governance listing standards.

For instance, we are not required to: (1) have a majority of the board be independent; (2) have a compensation committee or a nominations or corporate governance committee consisting entirely of independent directors; or (3) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the [NYSE/NASDAQ].

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [NYSE/NASDAQ]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE/NASDAQ], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company”, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our affiliated entities as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

[Assuming that we are the owner of our affiliated entities for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the proceeds from this offering, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future.] However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive foreign investment company considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements with respect to our business, operating results and financial condition as well as our current expectations, assumptions, estimates and projections about our industry. All statements other than statements of historical fact in this prospectus are forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

These forward-looking statements can be identified by words or phrases such as the words “may,” “will,” “aim,” “potential,” “continue,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “plan,” “should,” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections of future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures, and our potential need for additional capital and the availability of such capital;

•	our projected markets and growth in markets, including our projected growth of demand for our service in the markets;

•	our expectations regarding keeping and strengthening our relationships with students, teachers, strategic partners and other stakeholders;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China;

•	our use of the proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of the market to grow at the projected rate may have a material adverse effect on our business and the market price of our ADSs. In addition, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, will be approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, based upon an assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            , after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

The principal purposes of this offering are to increase our financial flexibility and create a public market for the ADSs for the benefit of all shareholders, retained talented employees by providing them with equity incentives and obtain additional capital. We currently intend to use the net proceeds of this offering as follows:

•	approximately 50% for establishing new schools and pursuing strategic acquisitions and investments;

•	approximately 20% for recruiting prominent teachers and training quality teachers, upgrading our standardized curriculum and investing in teaching methodology research;

•	approximately 20% for upgrading our information technology systems, building “smart campuses” and purchasing teaching equipment; and

•	approximately 10% for funding our working capital and general corporate purposes.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to the ADSs and this Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

In utilizing the proceeds from this offering, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government registration and approvals. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant. See “Description of Share Capital—Our Post-Offering Memorandum and Articles—Dividends.”

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of our subsidiaries in China to pay cash dividend payments to us. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2018:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of              ordinary shares represented by ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2018
	Actual		As adjusted(1)
	RMB	US$	RMB	US$
	(in thousands)
Shareholder’s equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized, one share and outstanding on an actual basis; and outstanding on as adjusted basis)	—	—
Additional paid-in capital	221,791	32,258
Statutory reserve	21,210	3,085
Accumulated deficit	(204,483)	(29,741)
Total shareholder’s equity(2)	38,518	5,602
Total capitalization	38,518	5,602

(1)

The as adjusted information discussed above is illustrative only. Our total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2018 was approximately US$                million, or US$                 per ordinary share outstanding at that date, and US$                per ADS. Net tangible book value is determined by dividing our total tangible assets, less our total liabilities. Dilution is determined by subtracting net tangible book value per ordinary share on an as-converted basis, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price per ordinary share, which is based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to our issuance and sale of                ADSs in this offering, at an assumed initial public offering price of US$                per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs), our adjusted net tangible book value as of December 31, 2018 would have been US$                 million or US$                 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$                 per ADS. This represents an immediate increase in net tangible book value of US$                 per ordinary share, or US$                 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                 per ordinary share, or US$                 per ADS, to new investors in this offering.

The following table illustrates such dilution.

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of December 31, 2018	US$	US$
Pro forma as adjusted net tangible book value after giving effect to this offering	US$	US$
Dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 change in the assumed initial public offering price of US$                 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to this offering by US$                 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                per ordinary share and US$                 per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                 per ordinary share and US$                 per ADS, assuming no exercise of the underwriters’ option to purchase additional ADSs and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or ordinary shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

A US$1.00 change in the assumed initial public offering price of US$                per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$                , US$                , US$                and US$                , respectively, assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We were incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and all of our assets are located in China. All of our directors and officers (including director appointees) are nationals or residents of jurisdictions other than the United States, and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Cayman Islands

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Jingtian & Gongcheng, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Jingtian & Gongcheng has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws of the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (1) the contract is signed and/or performed within China, (2) the subject of the action is located within China, (3) the company (as defendant) has seizable properties within China, (4) the company has a representative organization within China, or (5) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiaries and affiliated entities in China. In September 2011, we established Long-Spring Education Holding Group Limited, or Long-Spring Education, in the PRC, through which we operated our schools. We currently operate 13 schools in Yunnan province, Inner Mongolia Autonomous Region and Shanxi province in China.

Beginning in 2016, we underwent a series of corporate restructuring in contemplation of this offering and incorporated the following entities.

•	Incorporation of the listing entity. In September 2018, we established First High-School Education Group Co., Ltd. or First High-School Education as our proposed listing entity in the Cayman Islands.

•	Incorporation of the Long-Spring BVI. In September 2018, we established Long-Spring International Education Group Holdings Ltd., or Long-Spring BVI, in the British Virgin Islands.

•	Incorporation of the Hong Kong subsidiary. In September 2016, we established Long-Spring Education (HK) Limited, or Long-Spring HK in Hong Kong.

•	Incorporation of the PRC subsidiary. In October 2016, Long-Spring HK incorporated Yunnan Century Long-Spring Technology Co., Ltd., or Yunnan WFOE in the PRC.

In November 2016, Long-Spring HK became the offshore holding company of our group in Hong Kong through Yunnan WFOE by entering into a series of contractual arrangements with Long-Spring Education and its shareholders. Such contractual arrangements were terminated and re-entered into in December 2018 to add additional entities as parties to the contractual arrangements.

In August 2019, we transferred the ownership of Long-Spring BVI to First High-School Education and then transferred the ownership of Long-Spring HK to Long-Spring BVI in September 2019.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries and affiliated entities.

*

The share ownership in our company assumes the completion of our internal corporate restructuring, which we expect to complete by [June 2020]. As a result of the restructuring, shareholders of the former parent directly hold shares in our company.

(1)

Other shareholders include certain BVI companies beneficially owned by certain of our employees and Top Jade International Limited, a company wholly-owned by Guo Yiqiang, a third party. The abovementioned BVI companies include Long-Spring Education Management Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, ZLD Investments Limited and Long-Spring Education International Limited. See “Principal Shareholders” for details.

(2)

Mr. Shaowei Zhang and Ms. Yu Wu hold 86.76% and 9.64% equity interests in Long-Spring Education, respectively. The remaining 3.6% equity interests of Long-Spring Education are held by five limited partnerships established to hold interests for certain of our employees.

(3)

The nine schools comprise Resort District Hengshui Experimental Secondary School, Yunnan Hengshui Chenggong Experimental Secondary School, Yunnan Hengshui Yiliang Experimental Secondary School, Qujing Hengshui Experimental Secondary School, Yunnan Yuxi Hengshui Experimental High School, Yunnan Hengshui Experimental Secondary School—Xishan School, Yunnan Zhongchuang Education Tutorial School, Yunnan Long-Spring Foreign Language Secondary School and Xinping Hengshui Experimental Middle School.

(4)

We have registered Xinping Hengshui Experimental High School as Xinping Hengshi High School Co., Ltd. and Hengshizhong Education Tutorial School as Kunming Guandu Hengshizhong Education Training School Co., Ltd. and they were registered as for-profit private schools.

Under the PRC laws, for-profit private schools are registered as companies and the entities and individuals who establish them are registered as shareholders of such schools and non-profit private schools are registered as private non-enterprise units and the entities and individuals who establish them are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal and regulatory matters, but differ with regard to the right of a sponsor to receive proceeds on investment and the right to the distribution of residual properties upon termination and liquidation. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “Regulation—Regulations on Private Education in the PRC.”

(5)	We are in the process of registering Datong Hengshi Gaokao Tutorial School with the local civil affairs bureau.

The following diagram sets forth the shareholding structure of our company immediately after this offering, without giving effect to voting power changes.

*	The computation of beneficial ownership percentages assumes that the underwriters do not exercise their option to purchase additional shares. See “Principal Shareholders.”
(1)

The share ownership in our company assumes the completion of our internal corporate restructuring, which we expect to complete by [June 2020]. We expect the shareholding structure of our subsidiaries and affiliated entities will remain the same immediately after the completion of this offering.

Our Contractual Arrangements

Current PRC laws and regulations restrict foreign ownership in the private education industry in China. We are a company registered in the Cayman Islands. Yunnan WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily operate in China through our affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education.

Our contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in our affiliated entities when and to the extent permitted by PRC law.

We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Yunnan WFOE. As a result of our direct ownership in Yunnan WFOE and the contractual arrangements with our affiliated entities, we are the primary beneficiary of our affiliated entities, and we have also consolidated their financial results in accordance with U.S. GAAP. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education executed in December 2018.

Exclusive Call Option Agreement. Pursuant to the exclusive call option agreement, the shareholders of Long-Spring Education unconditionally and irrevocably granted Yunnan WFOE or its designated entity the right to purchase at any time all or part of their equity interests in the affiliated entities at the lowest price applicable under PRC laws and regulations. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education also refrain from (1) selling, assigning, transferring, or otherwise disposing of the equity or sponsorship interest, (2) increasing or reducing the capital investment, (3) dividing the affiliated entities into or merging it with other entities, (4) disposing of any of the assets of the affiliated entities, (5) terminating or contradicting any material contract entered into by the affiliated entities, (6) procuring the affiliated entities to enter into transactions that may have material impact on their assets, liabilities, operations, equity structure, or other legal rights, (7) procuring the affiliated entities to declare or distribute profits and/or returns, (8) amending the article of association of the affiliated entities, and (9) allowing the affiliated entities to undertake any material obligation beyond normal business activities.

School Sponsor’s and Directors’ Rights Entrustment Agreement. Pursuant to the school sponsor’s and directors’ rights entrustment agreement, the school sponsors irrevocably authorized and entrusted Yunnan WFOE or its designated personnel to exercise all their rights as the school sponsor of each school, including but not limited to the right to appoint and/or elect directors, council members, and supervisors of the school, right to review the resolutions of the board of directors and the financial statement of the school, right to transfer school sponsor’s interest, and right to decide whether the school would be for-profit or non-profit. Each director appointed by the sponsor of each school unconditionally and irrevocably authorized and entrusted Yunnan WFOE to exercise all the rights as a director of the school, including but not limited to the right to attend meetings of the board of directors and vote, right to sign board resolutions and other legal documents and other rights of directors under the school’s articles of association and the applicable PRC laws.

Shareholders’ Rights Entrustment Agreement. Pursuant to the shareholders’ rights entrustment agreement, each shareholder of Long-Spring Education irrevocably authorized and entrusted Yunnan WFOE to exercise all the respective rights as shareholders of the affiliated entities, including but not limited to the right to attend shareholder’s meeting and vote, right to sign shareholders’ resolutions and other legal documents, right to instruct the directors and other rights of shareholders under the school’s articles of association and the applicable PRC laws.

Power of Attorney. Pursuant to the school sponsors’ power of attorney, each school sponsor authorized and appointed Yunnan WFOE as its agent to exercise on its behalf a school sponsor’s rights. Pursuant to the directors’ power of attorney, each director of Long-Spring Education authorized and appointed Yunnan WFOE as his/her agent to exercise on his/her behalf a director’s rights. Pursuant to the shareholders’ power of attorney, each shareholder of Long-Spring Education authorized and appointed Yunnan WFOE as his/her/its agent to exercise on his/her/its behalf a shareholder’s rights.

Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement. Pursuant to the exclusive technical service and management consultancy agreement and business cooperation agreement, Yunnan WFOE provides exclusive technical services to the affiliated entities, including software, website, and on-site technical support and training. It also provides exclusive management consultancy services such as staff training, student recruitment support, internal management advisory, and market research and public relations. Each of the affiliated entities pays Yunnan WFOE a service fee equal to the total amount of surplus of its operation. Yunnan WFOE also reserves the exclusive proprietary rights to any technology or intellectual property developed in the course of the provision of services under the agreements. Without the prior written consent of Yunnan WFOE, the affiliated entities cannot accept services provided by or establish similar cooperation relationship with any third-party. The agreements will remain effective unless Yunnan WFOE and/or the designated entity fully exercised its purchase rights pursuant to the exclusive call option agreement or unilaterally terminated by Yunnan WFOE with a 30-day advance notice. Unless otherwise required by applicable PRC laws, the affiliated entities do not have any right to terminate the agreements.

Equity Pledge Agreement. Pursuant to the equity pledge agreement, the shareholders of Long-Spring Education unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interest in the affiliated entities, as well as all related rights, to Yunnan WFOE as security for performance of all the contractual arrangements. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education must not transfer the equity interest or create further pledge or encumbrance over the pledged equity interest. They also waived any pre-emptive rights upon enforcement, and Yunnan WFOE can enforce upon default by transferring all or part of the equity interest, selling the pledged equity interest, or disposing of the pledged equity interest in any other way to the extent permitted by PRC laws and regulations.

Spousal Undertaking. Pursuant to the spousal undertaking executed by the spouses of the shareholders of Long-Spring Education, the signing spouses consented to the contractual arrangements with respect to the equity interest in Long-Spring Education, including its pledge, transfer, and disposal in any other forms. The spouses will not participate in the operation, management, liquidation, or any other matters in relation to the affiliated entities. They authorized the shareholders of Long-Spring Education to exercise their shareholding rights on behalf of them to ensure the interest of Yunnan WFOE. This undertaking will not terminate until Yunnan WFOE and the spouses terminate it in writing.

Loan Agreement. Pursuant to the loan agreement, Yunnan WFOE agreed to provide interest-free loans to Long-Spring Education. Each loan will be for an infinite term until termination at the sole discretion of Yunnan WFOE. This agreement will terminate when all equity interests of the Long-Spring Education are transferred to Yunnan WFOE.

In the opinion of our PRC legal counsel:

•

the ownership structures of Yunnan WFOE and our affiliated entities in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive income/(loss) data (other than US$ data) for the years ended December 31, 2017 and 2018, the selected consolidated balance sheets data (other than US$ data) as of December 31, 2017 and 2018 and the selected consolidated statements of cash flows data (other than US$ data) for the years ended December 31, 2017 and 2018 have been derived from the audited consolidated financial statements included elsewhere in this prospectus. These consolidated financial statements include the financial information of Long-Spring HK, its subsidiaries and other affiliated entities. You should read the following information in conjunction with those financial statements and accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP. Historical results for any prior period are not necessarily indicative of results to be expected for any future period.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands, except for share amounts)
Consolidated Statements of Comprehensive Income/(Loss) Data:
Revenues
Revenue from customers	203,496	240,041	34,913
Revenue from government cooperative agreements	2,968	13,647	1,985

Total revenues	206,464	253,688	36,898
Cost of revenues	(119,843)	(179,034)	(26,039)

Gross profit	86,621	74,654	10,859
Operating expenses and income
Selling and marketing expenses	(7,057)	(5,470)	(796)
General and administrative expenses	(25,400)	(224,576)	(32,663)
Government grants	4,859	6,384	929
Donation	—	(10,000)	(1,454)

Income/(loss) from operations	59,023	(159,008)	(23,125)
Other income/(expenses):
Interest income	877	469	68
Change in fair value of contingent consideration	—	(731)	(106)
Foreign currency exchange loss, net	(257)	(903)	(131)
Others, net	231	673	98
Income/(loss) before income taxes	59,874	(159,500)	(23,196)

Income tax expenses	(12,765)	(10,186)	(1,481)
Net income/(loss)	47,109	(169,686)	(24,677)

Other comprehensive income	—	—	—
Comprehensive income/(loss)	47,109	(169,686)	(24,677)

Earnings/(loss) per ordinary share
Basic and diluted	47,109	(169,686)	(24,677)
Weighted average number of ordinary share outstanding
Basic and diluted	1	1	1

Non-GAAP Financial Measures
Adjusted net income(1)	47,109	33,527	4,879

(1)

Represents net income before share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measure” for details.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash	58,324	58,564	8,518
Amounts due from related parties	73,339	106,749	15,526
Property and equipment, net	54,349	115,300	16,770
Total assets	256,643	428,992	62,394

Total liabilities	172,738	390,474	56,792

Total shareholder’s equity	83,905	38,518	5,602
Total liabilities and shareholder’s equity	256,643	428,992	62,394

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Cash Flows Data:
Net cash from operating activities	52,790	90,663	13,186
Net cash used in investing activities	(60,204)	(125,100)	(18,195)
Net cash from financing activities	7,767	34,753	5,055
Effect of exchange rate changes on cash	(257)	(76)	(11)

Net increase in cash	96	240	35
Cash at the beginning of the year	58,228	58,324	8,483

Cash at the end of the year	58,324	58,564	8,518

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Consolidated Financial Data,” our audited consolidated financial statements together with the respective notes thereto, included elsewhere in this prospectus. This discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are the largest operator of private high schools in Western China and the fourth largest operator in all of China in terms of student enrollment as of December 31, 2018, according to the CIC report. We experienced the fastest growth rate with a CAGR of 89.2% in terms of high school student enrollment and with a CAGR of 44.2% in terms of the number of high schools from December 31, 2015 to December 31, 2018, among top 20 operators of private high schools in China, according to the CIC report.

We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 13 schools, offering nine high school programs, seven middle school programs and three tutorial school programs for Gaokao repeaters, as of August 31, 2019. We have also collaborated with local governments and other third parties in China and expect to launch three new schools offering high school programs, which we expect to commence operation in September 2020. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of August 31, 2019, we had 21,338 students across our school network with 13,722 high school students (including Gaokao repeaters) and 7,616 middle school students.

We have experienced steady growth in our business. Our revenues were RMB206.5 million and RMB253.7 million (US$36.9 million) in 2017 and 2018, respectively. Our net income was RMB47.1 million in 2017, and we incurred net loss of RMB169.7 million (US$24.7 million) in 2018. Our adjusted net income was RMB47.1 million and RMB33.5 million (US$4.9 million) in 2017 and 2018, respectively. For a detailed description of our non-GAAP measure, see “—Results of Operations—Non-GAAP measure.”

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting the private education industry in China and company-specific factors, including the following.

Demand for private secondary education and Gaokao repetition tutoring in China

We have benefited from the increasing demand for private secondary education in China, primarily driven by the increased household wealth and enhanced affordability of private education, growing quality and reputation of private education in China, favorable government policies which encourage and support the development of private schools, and unevenly distributed and relatively inadequate high-quality public educational resources. According to the CIC report, the revenues generated by the private secondary education industry in China increased from RMB49.8 billion in 2013 to RMB116.1 billion in 2018, representing a CAGR of 18.4%, and is expected to reach RMB325.5 billion in 2023, representing a CAGR of 22.9% from 2018 to 2023. The private secondary education in Western China where all of our schools are located has also experienced significant growth. According to the CIC report, the revenues generated by the private secondary education industry in Western China increased from RMB9.7 billion in 2013 to RMB24.8 billion in 2018, representing a CAGR of 20.7%, and is expected to reach RMB80.5 billion in 2023, representing a CAGR of 26.6% from 2018 to 2023.

We have also benefited from the growing Gaokao repetition tutoring industry in Western China, primarily driven by the growing number of students participating in Gaokao, low acceptance of first-tier universities for students from Western China, large fluctuations of the Gaokao score line in Western China and strict regulations forbidding the admission of Gaokao repeaters in public schools. According to the CIC report, the revenue generated by the private Gaokao repetition tutoring industry in Western China increased from RMB2.8 billion in 2013 to RMB3.9 billion in 2018, representing a CAGR of 6.9%, and is expected to reach RMB5.6 billion in 2023, representing a CAGR of 7.2% from 2018 to 2023.

Level of student enrollment

Our revenues consist primarily of tuition and boarding fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenues and profitability. The total number of students enrolled at our schools increased from 8,845 as of December 31, 2017 to 15,186 as of December 31, 2018, and further to 21,338 as of August 31, 2019. Our student enrollment largely depends on a number of factors, including without limitation, (1) our schools’ reputation, which primarily reflects our education quality and our students academic results, (2) our admission quotas as approved by the relevant government authorities from year to year, subject to adjustments by the relevant government authorities, and (3) the ramp-up stage of our schools and the capacity for student enrollment at each of our schools.

Tuition and boarding fees

Our results of operations are affected by the level of tuition and boarding fees we charge our students. The tuition rate we charge is typically based on the demand for our education programs, the cost of our operations, the geographical markets where we operate our schools, the average tuition level in the markets, and our pricing strategy to gain market share. We generally seek to gradually increase our tuition and boarding fees without compromising our student enrollment. While we are not required to obtain pre-approval from relevant authorities before raising our tuition and boarding fees, we are generally required to file and record our price increase for our secondary schools with local governments, who in turn still maintain certain level of control and oversight of our operation. We generally have more discretion in determining the tuition levels for our tutorial schools. Our average tuition per student of our high schools, middle schools and tutorial schools for Gaokao repeaters decreased from RMB19,437, RMB13,750 and RMB31,012 in 2017 to RMB16,941, RMB10,866 and RMB22,915 in 2018, respectively, primarily due to an increased student enrollment of our schools located at lower-tier cities in Yunnan province, where we typically charge lower tuition generally consistent with the lower tuition level and standards of living locally. However, we believe we are able to command premium prices in each local market where we operate. The average tuition per student of our high schools and middle schools were RMB16,941 and RMB10,866 in 2018, respectively, higher than that of RMB9,739 and RMB8,536 in 2018, respectively, of all operators of private high schools and middle schools in Yunnan province, according to the CIC report.

As part of our cooperation with local governments, we admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition at the level of public schools, which are usually lower than the normal tuition we charge. We allow publicly-sponsored students to pay lower tuition and receive price difference or other forms of support from local governments for such publicly-sponsored students. We recognize such price difference paid by governments as our revenues from governments in tuition income. As of December 31, 2017 and 2018, the number of publicly-sponsored students in our schools was 2,580 and 5,203, respectively, accounting for 29.2% and 34.3% of our total students as of the same dates.

Utilization rate of our schools

School utilization rate, which is calculated as the number of students enrolled in a school divided by the capacity of the school, has a direct impact on our profitability. Most of our schools have an operating history of less than five years, and most of them are still undergoing the ramp-up process. The unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. For newly established schools, we only recruit students for the entry classes, such as the seventh grade for middle schools and the tenth grade for high schools, but not higher grades, upon the establishment of a new school, which leads to a relatively lower utilization rate for such schools. With our existing students progressing into the next grades in school and as we fill up new entry classes, the utilization rates of our newly established schools will increase accordingly. We are generally able to fully ramp up our schools within three years of establishment. The utilization rate at our middle schools, high schools and tutorial schools increased from 49.8%, 26.9% and 51.8% as of December 31, 2017, respectively, to 87.6%, 66.4% and 72.6% as of August 31, 2019, respectively, demonstrating our ability to effectively ramp up new schools.

Ability to control costs and expenses

Our profitability also depends on our ability to control operating costs and expenses. Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. Our cost of revenues increased by 49.4% from RMB119.8 million in 2017 to RMB179.0 million (US$26.0 million) in 2018. Our cost of revenues primarily comprises staff costs, rental fees, student-related expenses, depreciation and amortization. Our staff costs mainly consist of the salaries and other benefits for our teachers, and accounted for 62.4% and 67.9% of our cost of revenues in 2017 and 2018, respectively. Our staff costs increased primarily due to (1) increases in the headcount to (i) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up; and (ii) support the ramp-up of certain recently-opened new schools; and (2) increases in compensation levels of our teachers. The total number of our teachers in all of our schools increased from 702 as of December 31, 2017, to 1,009 as of December 31, 2018 and further to 1,380 as of August 31, 2019.

Furthermore, our operating expenses include three major components, selling and marketing expenses, general and administrative expenses and donation expenses. Our general and administrative expenses increased significantly from RMB25.4 million in 2017 to RMB224.6 million (US$32.7 million) in 2018, primarily due to our share-based compensation expenses and transaction costs in relation to previous financing activities incurred in 2018. We recorded share-based compensation of RMB177.8 million (US$25.9 million) in 2018 for our directors, officers and employees and certain external consultants for their services performed. We expect that we will incur additional expenses associated with our overall growth as well as becoming a public company. We also expect that we will benefit from economies of scale as we continue to grow our business and increase our student base.

Our ability to drive the productivity of our teachers and enhance our operating efficiency affects our profitability. We focus on providing quality education to our students and have developed and implemented a standardized and centralized school management system to improve operating efficiency and profitability.

Ability to expand our operations cost-effectively

We intend to expand our school network and enter into new geographical markets with our asset-light business model. We seek to achieve this goal by establishing collaboration with more local governments and other third parties, such as real estate developers. We currently operate nine schools pursuant to cooperative arrangements with local governments, operate four schools by leasing lands from third parties and expect to launch a school in Shaanxi province in September 2020 in collaboration with a real estate developer. We believe that our past performance in school operations and student academic achievements put us in a favorable position in our future negotiations with local governments. As local governments in different geographical markets may have different policies, such as pricing rules that govern the amount of tuition fees we are able to charge, our ability to manage the collaboration with local governments, efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

In addition, we intend to collaborate with more third parties and explore more school operation and management opportunities as a cost-effective way to diversify our business portfolio and spread positive word of mouth for our brand.

Strategic investments and acquisitions

We have expanded rapidly primarily through organic growth. We have, in the past, acquired an underperforming high school and successfully turned it into a high-quality high school with solid academic results. Leveraging our standardized and centralized school management system and our quality education service, we intend to continue to pursue similar acquisition targets in the future when practicable and in compliance with regulatory requirements. We focus primarily on the acquisition of high schools due to the enlarging high school education services market with enormous and sustainable demand in high-quality high schools. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

Seasonality

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of the semester, and recognize revenues for the tuition fees and boarding fees received proportionately over relevant period of the applicable program. We typically incur higher upfront operating expenses in the third fiscal quarter for the commencement of school operations. We have historically incurred lower net income in the first and third fiscal quarters, primarily due to our schools being closed due to winter and summer holidays.

Key Components of Results of Operations

Revenues

We derive our revenues primarily from tuition and boarding fees we charge the students enrolled in our high schools, middle schools and tutorial schools. The following table sets forth a breakdown of our revenues by amounts and percentages for the periods presented.

	For the Year Ended December 31,
	2017		2018
	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Tuition income(1)	157,207	76.1	207,586	30,192	81.8
High schools	57,192	27.7	104,349	15,177	41.1
Middle schools	42,982	20.8	52,425	7,625	20.7
Tutorial schools for Gaokao repeaters	17,615	8.5	23,637	3,438	9.3
Tutorial schools for other training programs(2)	39,418	19.1	27,175	3,952	10.7
Boarding fees(3)	5,642	2.7	11,107	1,615	4.4
Income from student-related services(4)	21,215	10.3	14,524	2,112	5.7
Education and management service income(5)	4,664	2.3	13,467	1,959	5.3
Royalty income	10,194	4.9	—	—	—
Others	7,542	3.7	7,004	1,020	2.8

Total	206,464	100.0	253,688	36,898	100.0

(1)

Includes tuition from our schools including revenue from government cooperative agreements, which represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools, of RMB3.0 million and RMB 13.6 million (US$ 2.0 million) in 2017 and 2018, respectively, and miscellaneous fees charged to students.

(2)

Includes income from certain tutoring business that we disposed of in September 2018 and other training programs. Our income from these disposed tutoring business was RMB30.9 million and RMB21.9 million (US$3.2 million) in 2017 and 2018, respectively

(3)	Includes income from our boarding services.
(4)	Includes primarily income from the sale of education materials and income from meal catering services.
(5)

Includes (i) income from management services provided to the various vendors of student catering services on campus and (ii) annual service fees from local governments in exchange for school operation and management services we provided for two public schools in Inner Mongolia Autonomous Region.

We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of the semester, and recognize revenues for the tuition and boarding fees received proportionately over relevant period of the applicable program. We offer a partial refund if a student withdraws during a semester. The following table sets forth the average tuition per student by school type for the periods indicated.

	For the Year ended December 31,
	2017	2018
	(in RMB)
Average tuition per student of our schools(1)
High schools	19,437	16,941
Middle schools	13,750	10,866
Tutorial schools for Gaokao repeaters	31,012	22,915

(1)

The average tuition per student equals to the total tuition income of our schools during certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years. For the average tuition calculation of 2017, the number of students enrolled as of December 31, 2016 was 1,687, 2,434 and 307 in our high schools, middle schools and tutorial schools for Gaokao repeaters, respectively.

Cost of revenues

Our cost of revenues consists of staff costs (comprising primarily salaries and other benefits for our teachers), rental fees, student-related expenses (comprising primarily costs relating to school supplies for students), depreciation and amortization of properties and equipment for our education function and other costs.

The following tables set forth a breakdown of our cost of revenues by amounts and percentages for the periods presented.

	For the Year Ended December 31,
	2017		2018
	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Staff costs	74,794	36.2	121,603	17,686	47.9
Rental fees	12,247	5.9	16,388	2,384	6.5
Student-related expenses	9,438	4.6	13,015	1,893	5.1
Depreciation and amortization	2,665	1.3	6,120	890	2.4
Others	20,699	10.0	21,908	3,186	8.6

Total	119,843	58.0	179,034	26,039	70.5

Operating expenses and income

Our operating expenses consist primarily of selling and marketing expenses, general and administrative expenses and donation expenses. Our operating income consists primarily of government grants.

Selling and marketing expenses

Our selling and marketing expenses consist primarily of expenses relating to student admission, advertising and brand promotion. Our selling and marketing expenses were RMB7.1 million and RMB5.5 million (US$0.8 million) in 2017 and 2018, respectively, accounting for 3.4% and 2.2% of our revenues for the same years, respectively.

General and administrative expenses

Our general and administrative expenses consist primarily of share-based compensation, salaries and benefits for our administrative and management personnel, depreciation and amortization of property and equipment for our management functions, and transaction costs in relation to previous financing activities. Our general and administrative expenses were RMB25.4 million in 2017 and RMB224.6 million (US$32.7 million) in 2018, accounting for 12.3% and 88.5% of our revenues for the same years, respectively. We recorded share-based compensation of RMB177.8 million (US$25.9 million) in 2018 for our directors, officers and employees and certain external consultants for their services performed. We expect to incur additional costs related to complying with our reporting obligations after we become a public company under applicable securities laws.

Donation expenses

Our donation expenses consist of our donation made pursuant to a donation agreement entered into by us with a university fund in June 2018. Our donation expenses were nil and RMB10.0 million (US$1.5 million) in 2017 and 2018, respectively, accounting for nil and 3.9% of our revenues for the same years, respectively.

Government grants

Our government grants consist primarily of general government subsidies relating to our school operation. Our government grants were RMB4.9 million and RMB6.4 million (US$0.9 million) in 2017 and 2018, respectively, accounting for 2.4% and 2.5% of our revenues for the same years, respectively.

Results of Operations

The following tables set forth a summary of our consolidated results of operations by amount and as a percentage of total revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2017		2018
	RMB	% of Revenues	RMB	US$	% of Revenues
	(in thousands, except for percentages)
Revenues
Revenue from customers	203,496	98.6	240,041	34,913	94.6
Revenue from government cooperative agreements(1)	2,968	1.4	13,647	1,985	5.4

Total revenues	206,464	100.0	253,688	36,898	100.0
Cost of revenues	(119,843)	(58.0)	(179,034)	(26,039)	(70.6)

Gross profit	86,621	42.0	74,654	10,859	29.4
Operating expenses and income
Selling and marketing expenses	(7,057)	(3.4)	(5,470)	(796)	(2.2)
General and administrative expenses	(25,400)	(12.3)	(224,576)	(32,663)	(88.5)
Government grants	4,859	2.4	6,384	929	2.5
Donation	—	—	(10,000)	(1,454)	(3.9)

Income/(loss) from operations	59,023	28.6	(159,008)	(23,125)	(62.7)

Other income/(expenses):
Interest income	877	0.4	469	68	0.2
Change in fair value of contingent consideration	—	—	(731)	(106)	(0.3)
Foreign currency exchange loss, net	(257)	(0.1)	(903)	(131)	(0.4)
Others, net	231	0.1	673	98	0.3

Income/(loss) before income taxes	59,874	29.0	(159,500)	(23,196)	(62.9)
Income tax expenses	(12,765)	(6.2)	(10,186)	(1,481)	(4.0)

Net income/(loss)	47,109	22.8	(169,686)	(24,677)	(66.9)

Other comprehensive income	—	—	—	—	—

Comprehensive income/(loss)	47,109	22.8	(169,686)	(24,677)	(66.9)
Non-GAAP Financial Measures
Adjusted net income(2)	47,109	22.8	33,527	4,879	13.2

(1)	Represents government subsidies aimed to make up for the tuition difference for publicly-sponsored students of certain of our schools.
(2)	Represents net income before share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities. See “—Non-GAAP measure” for details.

Non-GAAP measure

In evaluating our business, we consider and use one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income as net income excluding share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income enables our management to assess our operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that it does not reflect all items of income and expense that affect our operations. Share-based compensation expenses, donation expenses and transaction costs in relation to previous financing activities have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which is net income.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to adjusted net income:
Net income/(loss)	47,109	(169,686)	(24,677)
Add:
Share-based compensation expenses	—	177,764	25,855
Donation expenses	—	10,000	1,454
Transaction costs in relation to previous financing activities	—	15,449	2,247
Adjusted net income	47,109	33,527	4,879

Year ended December 31, 2017 compared to year ended December 31, 2018

Revenues

Our revenues increased by 22.9% from RMB206.5 million in 2017 to RMB253.7 million (US$36.9 million) in 2018, primarily due to the increased student enrollment, which is the result of the expansion of our school network and increasing utilization of our existing schools.

Our tuition income increased by 32.0% from RMB157.2 million in 2017 to RMB207.6 million (US$30.2 million) in 2018.

•

High schools. Our revenues from high schools increased significantly from RMB57.2 million in 2017 to RMB104.3 million (US$15.2 million) in 2018 primarily due to a 93.4% increase in the number of our students enrolled in our high schools from 4,198 as of December 31, 2017 to 8,121 as of December 31, 2018.

•

Middle schools. Our revenues from middle schools increased by 22.0% from RMB43.0 million in 2017 to RMB52.4 million (US$7.6 million) in 2018 primarily due to a 52.7% increase in the number of our students enrolled in our middle schools from 3,818 as of December 31, 2017 to 5,831 as of December 31, 2018.

•

Tutorial schools for Gaokao repeaters. Our revenues from tutorial schools for Gaokao repeaters increased by 34.2% from RMB17.6 million in 2017 to RMB23.6 million (US$3.4 million) in 2018 primarily due to a 48.9% increase in the number of our students enrolled in our tutorial schools from 829 as of December 31, 2017 to 1,234 as of December 31, 2018.

•

Tutorial schools for other training programs. Our revenues from tutorial schools for other training programs decreased by 31.1% from RMB39.4 million in 2017 to RMB27.2 million (US$4.0 million) in 2018. In 2018, we disposed certain of our tutoring business out of other training program, from which revenues of RMB30.9 million and RMB21.9 million (US$3.2 million) were generated in 2017 and 2018, respectively.

Our boarding fees increased by 96.9% from RMB5.6 million in 2017 to RMB11.1 million (US$1.6 million) in 2018, in line with the increase in our student enrollment.

Our income from student-related services decreased by 31.5% from RMB21.2 million in 2017 to RMB14.5 million (US$2.1 million) in 2018, primarily due to the decrease in the income from our meal catering services as we have outsourced the operation of all of our meal catering services to third parties since September 2017.

Our revenue from education and management service income increased significantly from RMB4.7 million in 2017 to RMB13.5 million (US$2.0 million) in 2018, primarily due to (1) the increase in the income from management services provided to the various vendors of student catering services on campus as we have outsourced the operation of all of our meal catering services to third parties since September 2017, and (2) the service fees of RMB3.2 million (US$0.5 million) we received from local governments in exchange for the school operation and management services we provided for two public schools in Inner Mongolia Autonomous Region starting from September 2018.

We recognized one-off royalty income of RMB10.2 million in 2017 in relation to the sales of certain of our copyrighted publication and books.

Our revenue from others decreased by 7.1% from RMB7.5 million in 2017 to RMB7.0 million (US$1.0 million) in 2018.

Cost of revenues

Our cost of revenues increased by 49.4% from RMB119.8 million in 2017 to RMB179.0 million (US$26.0 million) in 2018, primarily due to a 62.6% increase in staff costs from RMB74.8 million in 2017 to RMB121.6 million (US$17.7 million) in 2018 as a result of (1) an increase in the number of teachers from 702 as of December 31, 2017 to 1,009 December 31, 2018 to (i) accommodate more students enrolled in our existing schools as our students progressed into next grades and new entry classes were filled up and (ii) support the ramp-up of certain recently-opened new schools; and (2) an increase in the average compensation for our teachers primarily attributable to bonuses for teachers teaching the graduating classes in our high schools.

Gross profit

As a result of the foregoing, our gross profit decreased by 13.8% from RMB86.6 million in 2017 to RMB74.7 million (US$10.9 million) in 2018, and our gross profit margin decreased from 42.0% in 2017 to 29.4% in 2018 primarily due to the increase in our staff costs and the decrease in our revenue from certain business, such as a one-off royalty income in 2017 which had a higher profit margin than our other business.

Operating expenses and income

Our operating expenses increased significantly from RMB32.5 million in 2017 to RMB240.0 million (US$34.9 million) in 2018, primarily due to an increase in our general and administrative expenses and donation expenses, partially offset by a decrease in our selling and marketing expenses. Our operating income increased by 31.4% from RMB4.9 million in 2017 to RMB6.4 million (US$0.9 million) in 2018, due to an increase in our government grants.

Selling and marketing expenses. Our selling and marketing expenses decreased by 22.5% from RMB7.1 million in 2017 to RMB5.5 million (US$0.8 million) in 2018, primarily due to a decrease in our marketing efforts for relatively mature schools opened in 2017.

General and administrative expenses. Our general and administrative expenses increased significantly from RMB25.4 million in 2017 to RMB224.6 million (US$32.7 million) in 2018. This increase was primarily due to (1) the share-based compensation expenses of RMB177.8 million (US$25.9 million) incurred in connection with the grant of share-based awards to our management and key employees by the former parent in December 2018, and (2) transaction costs in relation to previous financing activities of RMB15.4 million (US$2.2 million) incurred in 2018.

Donation expenses. Our donation expenses was RMB10.0 million (US$1.5 million) in 2018, as we made a donation to a university fund to assist the research on fundamental education program pursuant to a donation agreement entered into by us with the university fund in June 2018.

Government grants. Our operating income from government grants increased by 31.4% from RMB4.9 million in 2017 to RMB6.4 million (US$0.9 million) in 2018, which was in line with the expansion of our school operation.

Income/(loss) from operations

We had income from operations of RMB59.0 million in 2017 and we incurred loss from operations of RMB159.0 million (US$23.1 million) in 2018.

Income tax expenses

Our income tax expense decreased by 20.2% from RMB12.8 million in 2017 to RMB10.2 million (US$1.5 million) in 2018, primarily due to a decrease in our taxable income as a result of increasing operating expenses.

Net income/(loss)

As a result of the foregoing, we incurred net loss of RMB169.7 million (US$24.7 million) in 2018, compared to net income of RMB47.1 million in 2017.

Adjusted net income

Our adjusted net income decreased by 28.8% from RMB47.1 million in 2017 to RMB33.5 million (US$4.9 million) in 2018. See “—Non-GAAP measure.”

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities. As of December 31, 2017 and 2018, we had RMB58.3 million and RMB58.6 million (US$8.5 million), respectively, in cash. All of our cash as of December 31, 2018 was held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funding from third-party financial institutions and and the net proceeds we will receive from this offering.

Although we consolidate the results of our affiliated entities, we do not have direct access to the cash or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and boarding fees we are able to charge to students in our schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our subsidiaries and affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our subsidiaries and affiliated entities directly through payments under our exclusive management services and business cooperation agreement. We believe that our current available cash, anticipated cash flow from operations and expected funding from third-party financial institutions will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, without taking into account the proceeds from this offering.

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	52,790	90,663	13,186
Net cash used in investing activities	(60,204)	(125,100)	(18,195)
Net cash from financing activities	7,767	34,753	5,055
Effect of exchange rate changes on cash	(257)	(76)	(11)

Net increase in cash	96	240	35
Cash at beginning of the year	58,228	58,324	8,483

Cash at end of the year	58,324	58,564	8,518

Operating activities

We generate cash from operating activities primarily from tuition and boarding fees for our schools. We generally require students to pay tuition and boarding fees for each semester upfront prior to the commencement of such semester. Tuition and boarding fees for schools are initially recorded under contract liabilities and deferred revenue from governments. We recognize such amounts received as revenues proportionately over the relevant period in which the students attend the applicable programs.

For 2018, we had net cash generated from operating activities of RMB90.7 million (US$13.2 million). This amount represents our net loss of RMB169.7 million (US$24.7 million), adjusted primarily by (1) share-based compensation expense of RMB177.8 million (US$25.9 million), (2) depreciation and amortization of RMB8.6 million (US$1.2 million), (3) deferred income taxes credit of RMB5.9 million (US$0.9 million), (4) changes in working capital items that positively affected operating cash flow, including an increase in contract liability of RMB35.4 million (US$5.1 million), an increase in accrued expenses and other payables of RMB14.3 million (US$2.1 million) and a decrease in accounts receivable of RMB23.1 million (US$3.4 million).

For 2017, we had net cash generated from operating activities of RMB52.8 million. This amount represents our net income of RMB47.1 million, adjusted primarily by (1) depreciation and amortization of RMB5.2 million, (2) deferred income taxes charge of RMB2.4 million, (3) changes in working capital items that positively affected operating cash flow, including an increase in contract liability of RMB28.2 million and an increase in deferred revenue from governments of RMB10.6 million, and (4) changes in working capital items that negatively affected operating cash flow, including an increase in accounts receivable of RMB20.6 million, an increase in prepaid expenses and other current assets of RMB23.0 million and an increase in other non-current assets of RMB11.5 million.

Investing activities

For 2018, we had net cash used in investing activities of RMB125.1 million (US$18.2 million), primarily attributable to (1) purchase of property and equipment of RMB71.1 million (US$10.3 million) in connection with

(i) our construction of student dormitory buildings for certain of our schools to accommodate more students; and (ii) the operation of certain new schools in the ramp-up stage, (2) cash paid for the business combinations of RMB21.6 million (US$3.1 million) relating to the acquisition of Ordos Hengshui Experimental High School in July 2018, and (3) cash advanced to related parties of RMB55.9 million (US$8.1 million), partially offset by repayments from advances to related parties of RMB24.4 million (US$3.5 million).

For 2017, we had net cash used in investing activities of RMB60.2 million, primarily attributable to purchase of property and equipment of RMB13.9 million and cash advanced to related parties of RMB45.5 million.

Financing activities

For 2018, we had net cash generated from financing activities of RMB34.8 million (US$5.1 million), primarily attributable to capital injection of newly registered shareholders of Long-Spring Education of RMB27.1 million (US$3.9 million) in October 2018, borrowings from a related party of RMB9.5 million (US$1.4 million) and cash advanced from related parties of RMB26.0 million (US$3.8 million), partially offset by dividend paid of RMB27.9 million (US$4.1 million).

For 2017, we had net cash generated from financing activities of RMB7.8 million, primarily attributable to capital injection of RMB6.9 million into Long-Spring HK.

Capital Expenditures

We incurred capital expenditures of RMB14.5 million and RMB72.0 million (US$10.5 million) in 2017 and 2018, respectively, primarily in connection with our purchase of school facilities and equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from this offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	56,100	8,159	3,300	6,600	6,600	39,600

We lease certain business premises for our schools under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB12.2 million and RMB16.4 million (US$2.4 million) in 2017 and 2018, respectively.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018.

Off-Balance Sheet Commitments and Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements.

Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

We are a company registered in the Cayman Islands. Yunnan WFOE is our PRC subsidiary and a foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we primarily operate in China through our affiliated entities, based on a series of contractual arrangements by and among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, including:

•	Exclusive Call Option Agreement;

•	School Sponsors’ and Directors’ Rights Entrustment Agreement;

•	Shareholders’ Rights Entrustment Agreement;

•	Power of Attorney;

•	Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement;

•	Equity Pledge Agreement;

•	Spousal Undertaking; and

•	Loan Agreement.

Our contractual arrangements with our affiliated entities and the shareholders of Long-Spring Education permit us to (1) exercise effective control over the affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in our affiliated entities when and to the extent permitted by PRC law.

In the opinion of our PRC legal counsel, the ownership structures of Yunnan WFOE and our affiliated entities in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, governed by PRC law are legal, valid and binding, and will not result in any violation of applicable PRC laws and regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. We have early adopted the new standard as of January 1, 2017 using the full retrospective method, which requires us to present its financial statements for all periods as if Topic 606 had been applied to all prior periods. We elect not to apply any practical expedient.

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under ASC Topic 606: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) we satisfies a performance obligation.

For contracts with customers that contain multiple performance obligations, determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors.

The primary sources of our revenues are as follows:

Formal education services

Our revenue is principally derived from the provision of boarding school educational services to students. We offer formal education program at the middle school and high school.

Tuition and accommodation fees received from formal education services are generally paid in advance prior to the beginning of each semester. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears.

Each contract with a student in respect of the formal education services contains multiple performance obligations consisting of the provision of the curriculum education services, after-school enrichment services, registration and transportation services (collectively as “educational services”), delivery of educational books and related materials (collectively as “educational materials”), boarding services and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

Revenue attributable to educational services and boarding services is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period. The portion of tuition and boarding payments received from students but not earned is recorded contract liability and is reflected as a current liability as such amounts represent revenue that we expect to earn within one year. The academic year of our school is generally from September to January of the following year and from March to June. We determine that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms.

Revenue attributable to educational materials and meal catering services is recognized at point in time, when the control of the educational materials or underlying goods is passed to customers. We consider that it is acting as the principal in the transaction and recognizes revenue from sales of the educational materials and meal catering services on a gross basis.

Revenue from government cooperative arrangements

We have entered into certain long-term cooperative arrangements with local governments in areas where some of the schools are located. Pursuant to such arrangements, we are committed to admit certain number of local students as “publicly-sponsored students” who pay the tuition fees based on the amounts charged by a comparable public school. The difference between the fees charged by us to other students and the fees charged to publicly-sponsored students are subsidized by the local governments in the form of lump sum funding payments in the first few years of the cooperative arrangements. The government subsidies are recognized as “revenue from government cooperative arrangements” on a systematic basis when there is reasonable assurance that they will be received and we will comply with the conditions attaching to the agreements. In particular, revenue under these arrangements are recognized on a straight-line basis during the relevant school year, and over the estimated period to which the subsidies relate, based on the difference in average tuition fee for private students and for publicly-sponsored students and the number of publicly-sponsored students of each academic year. When we have received payments from the governments before educational services are provided to these publicly-sponsored students, a deferred revenue from governments is recognized when the payments are received.

Throughout the whole period of cooperative arrangements, the governments also provide free access to certain buildings and dormitories and assign certain number of teachers who originally work in other public schools to us. These subsidies are determined as non-monetary government grants in a nonreciprocal transfer for which the fair value is not reliably estimable. Accordingly, we recognize the asset or services and the relevant grants at their nominal amounts paid.

Tuition income from training programs

Revenue derived from providing Gaokao (the university entrance examination in China) repeaters’ education programs and other after-school is recognized over time, based on a straight-line basis over the program service period, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Education and management service fees

Revenue derived from (1) the education and management service provided to the third-party schools included logistic management services, school operation and management services and other services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. and (2) Since September 2017, the meal catering services are outsourced to certain vendors and we charge management service fee from these vendors. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Royalty income

Revenue derived from royalty income in respect of our copyright of certain publication and books. The royalty income is sales-based and recognized when the sales of the related publication and books occur.

We have assessed all variable considerations identified when determining the transaction price. In making such assessment, we may provide price concessions to the customers under education and management services contracts and royalty contracts in order to enter into new contracts or collect payments. We include the estimate of the concession in the amount of consideration to which it ultimately expects to be entitled.

VAT collected from customers is excluded from revenue. Our PRC subsidiaries and affiliated entities are subject to VAT. The deductible input VAT balance is recorded in prepaid expenses and other current assets, and VAT payable balance is recorded in the accrued expenses and other payables.

Share-based compensation

We account for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. We elect to recognize forfeitures when they occur.

Share-based payment transactions with non-employees in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of either the date on which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instrument is reached.

Restricted shares to directors, officers and employees

In December 2018, the former parent granted 279,088 restricted shares to our directors, officers and employees at a share price at the range of RMB70 to RMB100 per share. These shares vested immediately on the date of grant. Meanwhile, a shareholder of the former parent transferred 1,195,549 restricted shares to our directors, officers and employees at a share price at the range of nil to RMB70 per share. Among the 1,195,549 restricted shares, 1,150,084 restricted shares were transferred to relevant employees at nil consideration as such shares had been held by the transferor shareholder as a nominee on behalf of such employees. The 1,150,084 restricted shares were recognized as share-based compensation expenses of RMB158.5 million for the year ended December 31, 2018. For restricted shares granted and transferred to our directors, officers and the employees, the value of the restricted shares is determined on the fair value of the grant and transfer date, which is recognized as compensation expenses and a corresponding credit to equity on the grant and transfer date, representing the former parent’s equity contribution.

We recognized share-based compensation expenses of RMB172.9 million for the year ended December 31, 2018 related to the restricted share award granted and transferred in December 2018.

Restricted shares to non-employee consultants

In December 2018, the former parent granted 499 restricted shares to an external consultant at a share price of RMB100 per share. Meanwhile, a shareholder of the former parent transferred 71,310 restricted shares to another external consultant at a share price of RMB70 per share. The services performed by these external consultants to us include marketing, screening potential acquisition targets, strategic, business, operation, and financial planning services. These restricted shares granted to these consultants do not contain a performance commitment and vest immediately when they complete the performance.

We measure the fair value of restricted shares issued in exchange for services on the date when counterparty completes the performance and recognize the related share-based compensation expenses. We recognized share-based compensation expenses of RMB4.8 million relating to restricted shares granted and transferred to non-employee consultants for the year ended December 31, 2018.

The fair value of the restricted shares was estimated on the grant date for employees’ restricted shares or the performance completion date for non-employee consultants’ restricted shares using income approach-discounted cash flow method with the following assumptions used.

Date of the grant and date of performance completion	Class of shares	Fair value of the restricted share(1)	Weight average cost of capital (WACC)(2)	Discount for lack of marketability (DLOM)(3)	Purpose of valuation
		(RMB)
December 3, 2018	Restricted shares	138.0	15.00%	12.00%	To determine the fair value of restricted share

(1)	The estimated fair value of the restricted share was determined based on a retrospective valuation.
(2)

WACC is the weighted average of the estimated rate of return required by equity and debt providers for an investment of this type. The required return rate from equity and debt holders relates to perceived risk.

(3)	According to the restricted period in the share incentive plan of the former parent, the DLOM that calculated and applied in this exercise as at the valuation date is 12%.

Employee benefits

Pursuant to relevant PRC regulations, we are required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 31% to 37% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of operations when the related service is provided.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks. Our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2018, our subsidiaries and affiliated entities in China declared dividend in a total amount of RMB80.6 million (US$11.7 million) to their shareholders.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiaries and affiliated entities in China. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Under the Hong Kong tax laws, the statutory income tax rate is 16.5%. Subsidiaries in Hong Kong are exempted from income tax on their foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Our subsidiaries and affiliated entities incorporated in China are generally subject to a statutory enterprise income tax rate of 25.0% with limited exceptions. According to Notice on Issues Concerning Relevant Tax Policies in Deepening the Implantation of the Western Development Strategy jointly promulgated by the PRC Ministry of Finance, the PRC General Administration of Customs and the SAT on July 27, 2011, enterprises located in Western China which have at least 70% of their income from the businesses falling within the Category of Encouraged Industries in Western China may enjoy a preferential income tax rate of 15% from January 1, 2011 to December 31, 2020. Yunnan WFOE, being a qualified enterprise located in Western China that completed the necessary filing, enjoys a preferential income tax rate of 15% effective from January 1, 2017 to December 31, 2018. According to the Measures for Handling Enterprise Income Tax Preferences, Yunnan WFOE may determine its own eligibility, file the enterprise income tax returns to enjoy such preferential tax treatment and retain relevant materials for future reference for 2019 and future years. Resort District Hengshui Experimental Secondary School is entitled to a five year enterprise income tax exemptions for certain revenues that meets relevant legal requirements in from January 1, 2018 through December 31, 2022 as determined by the local government authorities as non-profit organizations.

Quantitative and Qualitative Disclosure about Financial Risks

Foreign exchange risk

All of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the

U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the assumed initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Concentration of credit risk

Our credit risk arises from cash, prepaid expenses and other current assets and other non-current assets and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk. We expect that there is no significant credit risk associated with the cash which are held by reputable financial institutions in the jurisdictions where our company, subsidiaries and affiliated entities are located. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have no significant concentration of credit risk with respect to its prepayments. We conduct credit evaluations on our customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, we determine what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, we will not deliver the services or sell the products to the customer or require the customer to pay cash or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

After completion of this offering, we may invest the net proceeds we receive from the offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our consolidated financial statements for the years ended December 31, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, in accordance with the standards established by the PCAOB. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our company’s financial reporting.

The material weaknesses identified relate to the lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements to properly address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. Following the identification of the material weakness, we have taken measures and plan to continue to take remedial measures.

To remedy our identified material weaknesses, we plan to adopt certain measures to improve our internal control over financial reporting, including (1) hiring more qualified accounting personnel with extensive experience and knowledge in handling U.S. GAAP and SEC financial reporting requirements; (2) providing regular and appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements; and (3) setting up performance measurement and reward plan for our accounting staff aligning with our objective of internal control over financial reporting and our ethical value.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW

The information presented in this section has been derived from an industry report commissioned by us and prepared by China Insights Consultancy Limited, an independent research firm, regarding our industry and our market position in China.

Overview of the K-12 Education Industry in China

The education system in China includes formal and informal education. Formal education comprises K-12 education and higher education. K-12 education can be further divided into four different stages, namely, preschool, primary school, middle school and high school education, with the latter two combined as secondary education. Primary school and middle school education are considered compulsory education in China. High school is a prerequisite for admission to college and postgraduate studies in China.

The following diagram illustrates the composition of the formal education system in China.

Source: CIC report

According to the CIC report, the revenues generated by the K-12 education industry in China increased from RMB1,809.2 billion in 2013 to RMB2,926.7 billion in 2018, representing a CAGR of 10.1%, and is expected to reach RMB4,355.6 billion in 2023, representing a CAGR of 8.3% from 2018 to 2023. The number of students enrolled in K-12 education in China increased from 201.3 million in 2013 to 220.2 million in 2018, and is expected to reach 226.5 million in 2023, according to the CIC report.

Overview of the Private Secondary Education Industry in China

According to the CIC report, the revenues generated by the private secondary education industry in China increased from RMB49.8 billion in 2013 to RMB116.1 billion in 2018, representing a CAGR of 18.4%, and is expected to reach RMB325.5 billion in 2023, representing a CAGR of 22.9% from 2018 to 2023. This rapid growth is primarily driven by (1) the increased household wealth and enhanced affordability of private education, (2) growing quality and reputation of private education in China, (3) favorable government policies which encourage and support the development of private schools, and (4) unevenly distributed and relatively inadequate high-quality public educational resources. In addition, the CAGR of the revenues generated by the private high school education industry in China is expected to increase from 11.9% from 2013 to 2018 to 19.6% from 2018 to

2023, according to the CIC report. The following chart sets forth the revenues generated by the private secondary education industry in China from 2013 to 2018 and a forecast of revenues from 2019 to 2023.

Source: National Bureau of Statistics of China; CIC report

*	Excludes Chinese-English bilingual programs and international programs in high schools that do not provide general student registration and vocational high school programs.

According to the CIC report, the student enrollment in private secondary education in China increased from 6.9 million in 2013 to 9.7 million in 2018, representing a CAGR of 7.0%, higher than that for secondary education as a whole in China over the same period. The student enrollment in private secondary schools in China is expected to reach 14.3 million in 2023, representing a CAGR of 8.1% from 2018 to 2023. The following chart sets forth the number of students enrolled in private secondary education in China from 2013 to 2018, as well as a forecast of student enrollment from 2019 to 2023.

Source: National Bureau of Statistics of China; Ministry of Education of China; CIC report

*	Excludes Chinese-English bilingual programs and international programs in high schools that do not provide general student registration and vocational high school programs.

Competitive landscape of private high school education in China

The following table sets forth the ranking of the top five operators of private high schools in China in terms of student enrollment as of December 31, 2018.

Ranking	Company name	Student enrollment* (in thousand)
1	Company A	26.1
2	Company B	11.6
2	Company C	11.6
4	Our company	9.3
5	Company D	9.2

Source: CIC report

*	Includes Gaokao repeaters but does not take into account Chinese-English bilingual programs and international programs.

The following table sets forth the ranking of top five operators with the highest CAGR in terms of student enrollment from December 31, 2015 to December 31, 2018, among top 20 operators of private high schools in China.

Ranking	Company name	CAGR of student enrollment from December 31, 2015 to December 31, 2018*
1	Our company	89.2%
2	Company E	40.9%
3	Company B	33.0%
4	Company F	25.0%
5	Company G	21.6%

Source: CIC report

*	Includes Gaokao repeaters but does not take into account Chinese-English bilingual and international programs.

The following table sets forth the ranking of top five operators with the highest CAGR in terms of the number of high schools from December 31, 2015 to December 31, 2018, among top 20 operators of private high schools in China.

Ranking	Company name	CAGR of the number of high schools from December 31, 2015 to December 31, 2018*
1	Our company	44.2%
1	Company H	44.2%
1	Company I	44.2%
4	Company J	38.7%
5	Company E	32.6%

Source: CIC report

*	Includes Gaokao repetition tutorial schools but does not take into account pure Chinese-English bilingual schools and international schools.

Overview of the Private Secondary Education Industry in Western China

Western China consists of Sichuan, Guizhou, Yunnan, Shaanxi, Gansu and Qinghai provinces, Inner Mongolia Autonomous Region, Tibet Autonomous Region, Xinjiang Autonomous Region and Ningxia Autonomous Region and Chongqing municipality.

Market size of the private secondary education industry in Western China

According to the CIC report, the revenues generated by the private secondary education industry in Western China increased from RMB9.7 billion in 2013 to RMB24.8 billion in 2018, representing a CAGR of 20.7%. The revenues generated by the private secondary education industry in Western China is expected to reach RMB80.5 billion in 2023, representing a CAGR of 26.6% from 2018 to 2023, and the CAGR of the revenues generated by the private high school education industry in Western China is expected to increase from 15.4% from 2013 to 2018 to 27.0% from 2018 to 2023, according to the CIC report. The following chart sets forth the revenues generated by the private secondary education industry in Western China from 2013 to 2018 and a forecast of revenues from 2019 to 2023.

Source: Ministry of Education of China; CIC report

*	Excludes Chinese-English bilingual programs and international programs in high schools that do not provide general student registration and vocational high school programs.

Student enrollment in the private secondary education industry in Western China

According to the CIC report, the number of students enrolled in the private secondary schools in Western China increased from approximately 1.1 million in 2013 to approximately 1.6 million in 2018, representing a CAGR of 8.1%, and is expected to further increase to approximately 2.6 million in 2023, representing a CAGR of 10.6% from 2018 to 2023. The following chart sets forth the number of students enrolled in private secondary education in Western China from 2013 to 2018 and a forecast of student enrollment from 2019 to 2023.

Source: Ministry of Education of China; CIC report

*	Excludes Chinese-English bilingual programs and international programs in high schools that do not provide general student registration and vocational high school programs.

Market drivers of private secondary education in Western China

According to the CIC report, the development and growth of the private secondary education industry in Western China is primarily driven by the following factors:

•

Higher growth rate of household disposable income. Although Western China is relatively less economically developed, the disposable income growth rate of people in Western China is expected to outpace the national average growth rate. The household disposable income in Western China increased from approximately RMB55,000 in 2013 to approximately RMB86,000 in 2018, representing a CAGR of 9.4%, higher than the national average CAGR of 8.8% for the same period.

•

Government support. To support the development of private K-12 education in Western China, local governments promulgated a series of favorable policies and regulations. For instance, Yunnan Provincial Government promulgated the Implementation Opinions of Yunnan Provincial People’s Government on Encouraging Social Forces to Participate in Education and Promote Healthy Development of Private Education in December 2017 to diversify the educational funding sources and attract investment in the education industry.

•

Inadequate educational resources. Due to the under-developed economic level, educational resources in Western China are inadequate. In 2019, Western China ranked the second among all five regions of China in terms of the number of students participating in Gaokao, and ranked the second in terms of the CAGR of the number of Gaokao participating students between 2013 and 2019. In 2019, Western China ranked the fourth in terms of the ratio of candidates achieving Gaokao scores above the minimum requirements for first-tier universities. The high Gaokao participation rate and low qualification ratio for first-tier universities have created intensive competition in Gaokao and for the inadequate high-quality high school education in Western China. As a result, the demand for high-quality high school education is expected to remain high.

Competitive landscape of private high school education in Western China

The following table sets forth the ranking of the top five operators of private high schools in Western China in terms of student enrollment as of December 31, 2018.

Ranking	Company name	Student enrollment* (in thousand)
1	Our company	9.3
2	Company J	8.7
3	Company K	7.1
4	Company L	5.8
5	Company E	5.2

Source: CIC report

*	Includes Gaokao repeaters but does not take into account Chinese-English bilingual programs and international programs.

Competitive landscape of private secondary education in Western China

The following table sets forth the ranking of the top five operators of private secondary education in Western China in terms of student enrollment as of December 31, 2018.

Ranking	Company name	Student enrollment* (in thousand)
1	Company J	21.0
2	Company E	16.8
2	Company L	16.8
4	Our company	15.1
4	Company M	15.1

Source: CIC report

*	Includes Gaokao repeaters but does not take into account Chinese-English bilingual programs and international programs.

Overview of the Gaokao Repetition Tutoring Industry

Gaokao repetition is a common phenomenon in China. High school graduates who fail to achieve satisfying results in Gaokao or be admitted to the universities of their choosing, may elect to repeat the last year of high school and retake Gaokao in the following year. These students are typically referred to as Gaokao repeaters.

Market size of the Gaokao repetition tutoring industry in Western China

Due to the growing number of students enrolled in private Gaokao repetition tutoring institutions in Western China, as well as the increasing average tuition fee, the revenues generated by the private Gaokao repetition tutoring industry in Western China increased from RMB2,800.2 million in 2013 to RMB3,914.7 million in 2018, representing a CAGR of 6.9%, according to the CIC report.

As a result of the gradual implementation of governments’ restrictions on public Gaokao repetition tutoring classes since 2014, an increasing number of Gaokao repeaters have turned to private Gaokao repetition tutoring institutions for tutoring services, according to the CIC report. The penetration rate of private Gaokao repetition tutoring institutions is expected to experience further growth in the coming years, according to the CIC report. As a result, the revenues generated by the private Gaokao repetition tutoring industry in Western China is expected to reach RMB5,552.7 million in 2023, representing a CAGR of 7.2% from 2018 to 2023, according to the CIC report.

Source: CIC report

Student enrollment in the Gaokao repetition tutoring industry in Western China

As the economy in Western China is less developed than the national average, students in Western China have relatively limited choices for quality higher education, and most students consider taking Gaokao the only option for pursuing quality higher education, according to the CIC report. The Gaokao repetition ratio in Western China is higher than that of the national average. With the steadily growing number of students participating in Gaokao and the rising penetration rate of private Gaokao repetition tutoring institutions in Western China, the number of students enrolled in these institutions increased from approximately 143,000 in 2013 to approximately 169,000 in 2018, representing a CAGR of 3.4%, according to the CIC report.

With the gradual implementation of governments’ restrictions on public Gaokao repetition tutoring classes, as well as the growing number of students who participate in Gaokao, the number of students enrolled in private Gaokao repetition tutoring institutions is expected to reach approximately 206,000 in 2023, representing a CAGR of 4.0% from 2018 to 2023, according to the CIC report.

Source: CIC report

Market drivers of Gaokao repetition tutoring industry in Western China

According to the CIC report, the development and growth of the private Gaokao repetition tutoring industry in Western China is primarily driven by the following factors:

•

Growing number of students participating in Gaokao. The number of students participating in Gaokao in Western China increased from approximately 2.4 million in 2013 to approximately 2.9 million in 2019, representing a CAGR of 3.2%, and is expected to reach approximately 3.2 million in 2023, representing a CAGR of 2.6% from 2019 to 2023. With a growing number of students participating in Gaokao in Western China, the demand for Gaokao repetition tutoring services will continue to grow in the future.

•

Low acceptance rate of first-tier universities for students from Western China. Students in Western China face more intensive competition in Gaokao compared to students in other regions of China as evidenced by the relatively low acceptance rate of first-tier universities. The shortage of opportunities for entering first-tier universities is expected to continue in Western China in the future. As Gaokao is considered the only choice for most students in Western China for pursuing quality higher education due to the under-developed economic level, the demand for Gaokao repetition tutoring services is expected to remain strong in the future.

•

Large fluctuations of Gaokao minimal scores in Western China. The score line of Gaokao in Western China has experienced fluctuations in recent years. For example, in 2018’s Gaokao, the minimal scores in Western China for first-tier universities experienced a noticeable increase. As students select universities after they become aware of their Gaokao scores, the fluctuations in Gaokao minimal scores will make it more difficult for students to estimate the competition level of their target universities, and students may make poor judgments when filling their university applications, leading to a growing number of unsatisfactory final admission results. The number of Gaokao repeaters in Western China is projected to remain high in the future due to the large fluctuations of Gaokao minimal scores.

•

Strict regulations forbidding admission of Gaokao repeaters in public schools. A series of strict policies and regulations have been launched since 2002 to forbid the admissions of Gaokao repeaters in public schools. As a result, it has been difficult for Gaokao repeaters to enter public schools to prepare for Gaokao in the following year. A large proportion of Gaokao repeaters have turned to private Gaokao repetition institutions. The demand for Gaokao repetition tutoring services offered by private tutoring institutions will continue to grow in the future.

BUSINESS

Our Mission

Our mission is to become a leader and an innovator of private high school education in China.

Overview

We are the largest operator of private high schools in Western China and the fourth largest operator in all of China in terms of student enrollment as of December 31, 2018, according to the CIC report. We experienced the fastest growth rate with a CAGR of 89.2% in terms of high school student enrollment and with a CAGR of 44.2% in terms of the number of high schools from December 31, 2015 to December 31, 2018, among top 20 operators of private high schools in China, according to the CIC report.

We believe we are well-positioned to seize the enormous and sustainable demand for high-quality high schools in China. The total revenues generated by the private high school education industry in China is expected to increase from RMB43.4 billion in 2018 to RMB106.1 billion in 2023, and the penetration rate of private high schools in China in terms of student enrollment is expected to increase from 13.8% in 2018 to 19.5% in 2023, according to the CIC report. All of our schools are strategically located in Western China, which has seen growing demand for high-quality educational resources. According to the CIC report, Western China has a massive population representing approximately a quarter of the national total, but the local students have limited access to quality educational resources, and as a result, often struggle to do well in Gaokao, evidenced by the relatively low acceptance rate of first-tier universities as compared to other regions. Parents in Western China are able and willing to increase their spending on quality secondary education, driven by the higher disposable income growth rate compared to the national average, according to the CIC report.

We trace our history back to August 2012 when we established our first school to provide after-school tutoring services. We have since developed a network of 13 schools, offering nine high school programs, seven middle school programs and three tutorial school programs for Gaokao repeaters, as of August 31, 2019. We have also collaborated with local governments and other third parties in China and expect to launch three new schools offering high school programs, in September 2020. In addition, we have also established Chinese-English bilingual programs for students interested in pursuing higher education overseas. As of August 31, 2019, we had 21,338 students across our school network with 13,722 high school students (including Gaokao repeaters) and 7,616 middle school students. We are dedicated to recruiting teachers who hold sufficient academic credentials, are devoted and active professionals in their field, and are committed to improving their students’ academic performance. As of August 31, 2019, we had a total of 1,380 teachers in our schools, among whom approximately 98.6% had a bachelor’s degree. As of the same date, we had a total of 24 principals and deputy principals across our school network, who are responsible for the strategic development and operation of our schools. We are committed to investing in our teachers and principals and offer them opportunities to grow with us. We have designed systematic training courses and established a comprehensive internal training system to assist our teachers and principals in their professional development, including regular training sessions to discuss educational theories, methodologies and techniques.

We have extensive experience in providing high-quality education services, as evidenced by the academic achievements of our students. In 2019, approximately 80.5% of our high school graduates who participated in Gaokao were admitted into universities in China, and approximately 39.8% were admitted into first-tier universities in China. In comparison, approximately 39.3% of the high school graduates who participated in Gaokao in Western China were admitted to universities in China and approximately 12.6% were admitted into first-tier universities in China during the same period, according to the CIC report. Our middle school students also achieved outstanding results in Zhongkao.

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise. Our services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. We currently operate nine schools pursuant to cooperative arrangements with local governments. According to the CIC Report, the industry average cost saving that the government can achieve in establishing new schools by collaborating with private schools is approximately 65%. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments in China. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth. We have also cooperated with local governments to provide education services for two public schools in Inner Mongolia Autonomous Region for annual service fees. In addition to collaborating with local governments, we currently operate four schools by leasing lands from third parties and expect to launch a school in Shaanxi province in September 2020 in collaboration with a real estate developer. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

We have also developed a standardized and centralized school management system. We have devised a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. Our standardized and centralized management model allows us to secure control over key resources, including teaching methods, education contents and school management experience, making our business success highly replicable and scalable.

We have experienced steady growth in our business. Our revenues were RMB206.5 million and RMB253.7 million (US$36.9 million) in 2017 and 2018, respectively. Our net income was RMB47.1 million in 2017, and we incurred net loss of RMB169.7 million (US$24.7 million) in 2018. Our adjusted net income was RMB47.1 million and RMB33.5 million (US$4.9 million) in 2017 and 2018, respectively. For a detailed description of our non-GAAP measure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measure.”

Our Strengths

We believe the following competitive strengths contribute to our success and distinguish us from our competitors.

Leading and fastest growing private high school education service provider in China

We are the largest operator of private high schools in Western China and the fourth largest operator in all of China in terms of student enrollment as of December 31, 2018, according to the CIC report. Driven by the growing demand for high-quality educational resources in China, especially in regions with relatively scarce and inadequate high-quality public educational resources, and favorable government policies that encourage and support the development of private high schools, the total revenues generated by the private high school education industry in China is expected to increase from RMB43.4 billion in 2018 to approximately RMB106.1 billion in 2023, representing a CAGR of 19.6%, and the penetration rate of private high schools in China in terms of student enrollment is expected to increase from 13.8% in 2018 to 19.5% in 2023, according to the CIC report. We believe we are well-positioned to seize the enormous and sustainable demand for high-quality high schools in China. Leveraging our successful experience in providing high-quality high school education services in Western China, we are committed to expanding into new geographical markets with high demand and relatively inadequate educational resources.

Since the inception of our first school in 2012, we have significantly grown our business, built upon our highly scalable business model and extensive school operation experience. We experienced the fastest growth rate among top 20 operators of private high schools in China with a CAGR of 89.2% in terms of high school student enrollment and with a CAGR of 44.2% in terms of the number of high schools from December 31, 2015 to December 31, 2018, according to the CIC report. We have since developed a network of 13 schools, offering nine high school programs, seven middle school programs and three tutorial school programs for Gaokao repeaters, as of August 31, 2019. As of August 31, 2019, we had 21,338 students across our school network with 13,722 high school students (including Gaokao repeaters) and 7,616 middle school students.

Highly scalable, asset-light business model premised upon collaboration with third parties

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise. We currently operate nine schools pursuant to cooperative arrangements with local governments. We have also cooperated with local governments to provide education services for two public schools in Inner Mongolia Autonomous Region for annual service fees. In addition to collaborating with local governments, we currently operate four schools by leasing lands from third parties and expect to launch a school in Shaanxi province in September 2020 in collaboration with a real estate developer. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

We believe third parties are willing to cooperate with us because of our ability to provide high-quality educational resources to the local community as well as our strong management expertise and solid reputation. Our services raise local education standards for under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. In recognition of our contribution, we were awarded the title of excellent private school in Yunnan province in 2015.

Superior education quality with premium pricing

We have extensive experience in providing high-quality education services, as evidenced by the academic achievements of our students. In 2019, approximately 80.5% of our high school graduates who participated in Gaokao were admitted into universities in China, and approximately 39.8% were admitted into first-tier universities in China, including Tsinghua University, Peking University, University of Hong Kong, the Chinese University of Hong Kong, Renmin University of China and Wuhan University. In comparison, approximately 39.3% of the high school graduates who participated in Gaokao in Western China were admitted to universities in China and approximately 12.6% were admitted into first-tier universities in China during the same period, according to the CIC report. For our tutorial schools, we were also able to help over 30% of our students improve their Gaokao scores by 50 points or more (out of a full Gaokao score of 750 in Yunnan province), in their second Gaokao attempt in 2019 through one-year tutoring with us, as compared to their initial Gaokao scores in 2018.

Leveraging the effectiveness of our education services, we believe we are able to command premium prices. The average tuition per student of our high schools and middle schools were RMB16,941 and RMB10,866 in 2018, respectively, higher than that of RMB9,739 and RMB8,536 in 2018, respectively, of all operators of private high schools and middle schools in Yunnan province, according to the CIC report. The average tuition per student of our tutorial schools were RMB22,915 in 2018, also higher than that of RMB19,426 in 2018 of other major tutorial schools in Yunnan province, according to the CIC report.

Standardized and effective education management system

We have partnered with Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, in developing a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all the schools within our network to consistently adhere to. We have also assembled our best teaching talents in our centralized curriculum development team to prepare our curriculum offerings and course materials, which are adopted by all the schools within our network. Through our standardized and centralized management system, we are able to secure control over key resources, including teaching methods, education contents and school management experience, making our business success highly replicable and scalable. We believe that our standardized and centralized management system allows us to expand our school network quickly while maintaining the consistent, high quality of our education services among all of our schools.

We also focus on optimizing our standardized management and teaching method through research and development efforts. We have entered into partnerships with research academies and engaged experienced educational advisors to improve and innovate our teaching methods. We have focused on implementing up-to-date technology to facilitate campus administration and streamline our school operations. We believe that our investment in educational technology distinguishes us from our competitors who only observe traditional school management and teaching methodologies.

Highly-qualified teachers and well-developed training system

We have an excellent and committed team of teachers. Our teachers are knowledgeable in their respective subject areas and the development trends in China’s education environment, which enable them to design curricula and exam preparation programs that help our students achieve satisfactory exam results. As of August 31, 2019, we had a total of 1,380 teachers in our schools, among whom approximately 98.6% had a bachelor’s degree. As of August 31, 2019, approximately 10% of our secondary school teachers were recognized as Advanced Secondary School Teachers or First-Grade Secondary School Teachers. We also have teachers with work experience at Hebei Hengshui High School to coach our teachers to ensure the consistent implementation of effective teaching methods across all the schools within our network.

We are committed to investing in our teachers and principals and offer them opportunities to grow with us. As of August 31, 2019, we had a total of 24 principals and deputy principals across our school network, who are responsible for the strategic development and operation of our schools. In addition to lateral hiring of experienced principals, many of our school principals have grown with us and have acted in several capacities within our school network, often starting as teachers. We have formed a professional team to design systematic training courses and established a comprehensive internal training system to assist our teachers and principals in their professional development, including regular training sessions to discuss educational theories, methodologies and techniques. We also have a well-established incentive system to provide competitive compensation for our teachers and principals. We believe that our well-developed training system and incentive system help us effectively retain teachers and principals and attract new talents from across the country.

Visionary and experienced management team with passion for education

We have a visionary and experienced management team with passion for education. Mr. Shaowei Zhang, our founder, chairman and chief executive officer, has devoted his entire entrepreneurial career to serving the education industry in China and has accumulated more than 15 years of experience and possesses in-depth knowledge in the areas of secondary education and corporate management. Mr. Lidong Zhu, our director and chief financial officer, has extensive experience in the education industry. Before joining us, Mr. Zhu was a director and the chief financial officer of China New Higher Education Group Limited, a private school operator listed on the Hong Kong Stock Exchange. Ms. Jianping Zhang, our executive vice president, has over 30 years management experience in education and was recognized as “Outstanding Teacher” by Kunming Education Bureau in 2006. Under the leadership of our management team, we believe their collective experience in the education sector has provided us with valuable industry insight and management expertise, which allows us to realize attractive growth opportunities.

Our Strategies

Aligned with our mission to provide fair and quality education, we intend to adopt the following strategies to further grow our business.

Expand our operations leveraging our asset-light business model

We intend to expand our operations and enter into new geographical markets by engaging in more diverse cooperative arrangements with third parties. We believe that our proven track record in school operations and student academic achievements puts us in a favorable position in our future negotiations with local governments and other third parties.

We intend to target educationally less developed regions with robust demand for high-quality high school education services in China in our future expansions. When entering into a new geographical market, we plan to establish tutorial schools initially to demonstrate our teaching quality and establish our brand recognition before offering regular high school programs. Leveraging our strong ability and proven track record to improve students’ academic performance, we believe we will be able to effectively attract new students and promote the education development in the local communities where our schools are located.

Continue to enhance the quality of our education services

We intend to continue to invest in and enhance our research capabilities to stay current with the latest development in China’s secondary education industry. In June 2018, we collaborated with Tsinghua University to establish the Tsinghua University—Long-Spring Institution of Basic Education, which will function as a research center to conduct theoretical and policy research on critical topics such as developmental psychology, student core literacy development, teaching methodology, teaching evaluations, teachers’ professional development, and school management and administration.

We also intend to deepen our existing collaboration with well-known education and/or research institutions, such as Hebei Hengshui High School and other quality high school operators, and explore innovative teaching methods. In addition, we intend to explore alternative avenues to help our students apply to first-tier universities, leveraging talents in arts, sports or foreign languages.

Enhance our profitability by optimizing our pricing strategies and improving our school utilization rate

We believe that we have established a strong reputation for providing quality education services to our students. As such, we are well-positioned to adjust our pricing without compromising our ability to attract and retain students. We intend to continue to periodically reassess and optimize our pricing, taking into account factors including the local household income, our investment in our education service, and past student academic performances.

Most of our schools have an operating history of less than five years, and most of them are still undergoing the ramp-up process, so there is ample room to allow us to readily increase student enrollment without incurring significant additional investment. We are generally able to fully ramp up our schools within three years of establishment. We intend to increase the utilization rate of our recently-opened schools by admitting more students from the local communities in which we operate and attracting more qualified teachers to accommodate our growing student body.

Further optimize our training and incentive systems to attract and retain talented teachers

The quality of our education services largely depends on our teachers. We intend to continue to attract and retain talented teachers and improve their overall teaching quality. For example, we currently intend to recruit 20 teachers, with at least 30% holding a master’s degree or above, from Tsinghua University and Peking University by 2020. To achieve these goals, we intend to enhance our systematic training programs for our teachers to develop and refine their teaching skills and their ability to work with students. We intend to host periodic trainings on topics such as student management as well as educational theories, methodologies and techniques. For example, we have recently cooperated with Tsinghua University to host training programs for our principals.

We also plan to establish education research centers in Yunnan province and Beijing to host training programs for teachers and promote research and development of educational methodologies. Through our training programs, our teachers and principals can stay current with the developments in exam formats, admission standards, teaching theories and methodologies, as well as the changes in government policies and other trends in the education industry. Meanwhile, we intend to continue to offer our teachers competitive compensation packages, including share-based awards, and secure government grants or subsidies as teachers’ welfare.

Selectively acquire high schools, establish more tutorial schools and seek cooperative opportunities with education institutions

Leveraging our strong school management system and services, we intend to seek suitable acquisition targets to complement our organic growth in the future. We focus primarily on the acquisition of high schools that are located in greenfield markets, have a synergistic effect with our current school operations, and/or have strong market recognition to enhance our overall brand image. We believe this acquisition strategy helps us efficiently tap into established educational markets and reduce the efforts necessary in ramping up schools and improving school utilization rates.

In addition, we intend to establish more tutorial schools for Gaokao repeaters in Yunnan province and elsewhere in China, leveraging our established reputation in operating our existing tutorial schools, our large high school student base and the growing demand in the tutorial education market. Specifically, we plan to establish tutorial schools where we operate high schools to more efficiently utilize our key educational resources.

We also intend cooperate with universities and secondary schools in the United States by initiating teacher and student exchange programs and hosting education forums.

Our Schools and Programs

We operate a network of 13 schools located in Yunnan province, Inner Mongolia Autonomous Region and Shanxi Province, offering nine high school programs, seven middle school programs and three tutorial school program for Gaokao repeaters, as of August 31, 2019. We have also collaborated with local governments and other third parties in China and expect to launch three new schools offering high school programs, in September 2020.

The following map sets forth the geographical locations of our schools as of August 31, 2019.

The following table sets forth the student enrollment, capacity and utilization rate of our schools, as categorized by the type of schools.

	Student enrollment			School capacity			School utilization rate(1)
	As of December 31,		As of August 31, 2019	As of December 31,		As of August 31, 2019	As of December 31,		As of August 31, 2019
	2017	2018		2017	2018		2017	2018
High schools(2)	4,198	8,121	12,217	15,584	15,984	18,394	26.9%	50.8%	66.4%
Middle schools	3,818	5,831	7,616	7,674	7,274	8,694	49.8%	80.2%	87.6%
Tutorial schools	829	1,234	1,505	1,600	1,600	2,072	51.8%	77.1%	72.6%

Total	8,845	15,186	21,338	24,858	24,858	29,160	35.6%	61.1%	73.2%

(1)	School utilization rate equals to student enrollment divided by school capacity.
(2)

The student enrollment in high schools includes student enrollment in our Chinese-English bilingual programs at Yunnan Long-Spring Foreign Language Secondary School, which was 11, 37, and 50 as of December 31, 2017 and 2018 and August 31, 2019, respectively

The following table sets forth certain key information about our schools.

Secondary Schools	Commencement date of operation	Location	Education programs	Student enrollment			School capacity as of August 31, 2019
				As of December 31,		As of August 31, 2019
				2017	2018
Resort District Hengshui Experimental Secondary School(1)	September 2014	Kunming, Yunnan	High School	182	594	1,093	1,110
			Middle School	967	874	995	1,050
			Subtotal	1,149	1,468	2,088	2,160

Yunnan Hengshui Chenggong Experimental Secondary School(1)	September 2015	Kunming, Yunnan	High School	1,374	1,336	1,521	1,524
			Middle School	1,013	1,304	1,493	1,494
			Subtotal	2,387	2,640	3,014	3,018

Yunnan Hengshui Yiliang Experimental Secondary School	September 2016	Kunming, Yunnan	High School	466	709	810	1,300
			Middle School	725	1,330	1,484	1,500
			Subtotal	1,191	2,039	2,294	2,800

Yunnan Hengshui Experimental Secondary School—Xishan School	September 2016	Kunming, Yunnan	High School	736	1,130	1,350	1,600
			Middle School	683	1,220	1,470	1,650
			Subtotal	1,419	2,350	2,820	3,250

Qujing Hengshui Experimental Secondary School	September 2017	Qujing, Yunnan	High School	665	1,675	2,874	4,000
			Middle School	252	758	1,334	1,500
			Subtotal	917	2,433	4,208	5,500

Yunnan Yuxi Hengshui Experimental High School	September 2017	Yuxi, Yunnan	High School	611	1,440	2,390	3,000

Ordos Hengshui Experimental High School	September 2017(2)	Ordos, Inner Mongolia	High School	—	827	1,223	3,000

Yunnan Long-Spring Foreign Language Secondary School	September 2017	Kunming, Yunnan	High School	164	410	460	960
			Middle School	178	345	543	600
			Subtotal	342	755	1,003	1,560

Xinping Hengshui Experimental High School	September 2019	Yuxi, Yunnan	High School	—	—	496	1,900

Xinping Hengshui Experimental Middle School	September 2019	Yuxi, Yunnan	Middle School	—	—	297	900

Tutorial Schools

Yunnan Zhongchuang Education Tutorial School(3)	August 2012	Kunming, Yunnan	Tutorial School	829	1,234	713	900

Hengshizhong Education Tutorial School	July 2019	Kunming, Yunnan	Tutorial School	—	—	634	900

Datong Hengshi Gaokao Tutorial School	July 2019	Datong, Shanxi	Tutorial School	—	—	158	272

(1)	In 2017 and 2018, certain students from Resort District Hengshui Experimental Secondary School were relocated to Yunnan Hengshui Chenggong Experimental Secondary School.
(2)	In July 2018, we acquired Ordos Hengshui Experimental High School.
(3)

We established Yunnan Zhongchuang Education Tutorial School in August 2012 to initially provide after-school tutoring services and disposed of the after-school tutoring services in September 2018 to focus strategically on private high school education. In 2019, certain students from Yunnan Zhongchuang Education Tutorial School were relocated to Hengshizhong Education Tutorial School.

As part of our cooperation with local governments of communities, we admit a certain number of local students on behalf of the government as publicly-sponsored students. As of December 31, 2017 and 2018, the number of publicly-sponsored students in our schools was 2,580 and 5,203, respectively, accounting for 29.2% and 34.3% of our total students as of the same dates. We allow publicly-sponsored students to pay lower tuition, typically at the level of public schools, and receive price difference or other forms of support from local governments for such publicly-sponsored students.

We have also cooperated with local governments to provide education services for two public schools in Inner Mongolia Autonomous Region, i.e., Otog Front Banner School and Otog Front Banner Shanghai Temple School, in exchange for annual service fees from local governments of approximately RMB10.9 million and RMB3.2 million, respectively.

Our secondary schools

We operate nine high schools in Yunnan province and Inner Mongolia Autonomous Region, China with a total of 12,217 students and 873 teachers as of August 31, 2019. We also operate seven middle schools in Yunnan province, China with a total of 7,616 students and 431 teachers as of August 31, 2019.

All of our secondary schools are boarding schools, and we have implemented strict daily study schedules on our students, aimed to improve their intellectual and well-rounded development.

Curriculum design

Our secondary schools deliver core curriculum designed primarily pursuant to the standards set by national, provincial and local education authorities. Mandatory courses at our secondary schools include Chinese, mathematics, English, physics, chemistry, biology, history, geography, politics, music, sports, arts, student psychology and information technology. In addition to government-mandated core curriculum, we also deliver supplemental courses to enrich the interests and dimensions of our students. We offer over 20 elective courses and extracurricular activities at our secondary schools, including model airplane crafting, soilless cultivation, martial arts, African drums, start-up simulation, electric engineering mini-lab, Chinese literature, robotic engineering, law, music and drawing, as well as various sports courses and foreign languages courses. We use course materials written and compiled by our centralized curriculum development team for our elective courses, and exercise close supervision and offer generous support to students attending our extracurricular activities.

Academic assessment and achievement

The final grades for students in our secondary schools for each course represent a combination of written and oral exam results, class participation, and grades for quizzes, reports and homework assignments. We conduct formal written and oral exams on a monthly basis, in addition to our mid-term and final exams. We sometimes participate in city-wide and regional mid-term and final exams where students from all schools in the community use the same set of exam questions.

Trained with our standardized teaching methodologies and centrally designed curricula and course materials, our students consistently achieve outstanding academic results. In 2019, approximately 80.5% of our high school graduates who participated in Gaokao were admitted into universities in China, and approximately 39.8% were admitted into first-tier universities in China, including Tsinghua University, Peking University, University of Hong Kong, the Chinese University of Hong Kong, Renmin University of China and Wuhan University. In comparison, approximately 39.3% of the high school graduates who participated in Gaokao in Western China were admitted to universities in China and approximately 12.6% were admitted into first-tier universities in China during the same period, according to the CIC report. We achieved these results although the class of 2017 was our first graduating class, and the average Zhongkao scores of the classes of 2017 and 2018 were mediocre among the local communities we serve.

Our middle school students also achieved outstanding results in Zhongkao. In 2019, approximately 47.9% of our middle school graduates who participated in Zhongkao were admitted into top-tier local high schools in Yunnan province. In comparison, approximately 14.5% of the middle school graduates who participated in Zhongkao in Yunnan province were admitted into top-tier local high schools during the same period, according to the CIC report.

Bilingual programs

We have established Chinese-English bilingual programs at Yunnan Long-Spring Foreign Language Secondary School for students interested in pursuing higher education overseas. We have implemented a dual-track parallel education system which allows our students to access both Australian and Chinese curricula and to choose between domestic and overseas higher education. For our Australian program, our three-year curriculum consists of six modules, including South Australian international high school curriculum module, Chinese high school curriculum module, academic English curriculum module, overseas school application preparation module, extracurricular activities module, and school-based elective curriculum module. For our South Australian international high school curriculum module, we entered into various cooperative arrangements with the SACE Board of South Australia, an independent statutory authority of the South Australian government, to provide curricula that meet the requirements of South Australian Certificate of Education, or SACE, an internationally recognized qualification that paves the way for our graduates to gain admissions into overseas universities with greater ease. Our cooperation with the SACE Board of South Australia enables us to offer education service and deliver curricula to our students in the same way and at the same quality as high schools in South Australia.

In addition, Yunnan Long-Spring Foreign Language Secondary School has been authorized to offer the UK Advanced Levels courses, or the A-Level courses, the Global Assessment Certificate program, or the GAC program, and the Advanced Placement courses, or the AP courses, for students interested in pursuing higher education in the United Kingdom and the United States Yunnan Long-Spring Foreign Language Secondary School is also an authorized ACT test center available for students to take the standardized test for college admissions in the United States.

Our tutorial schools

We operate three tutorial schools in Yunnan province and Shanxi province, China, dedicated to provide full-time education to train Gaokao repeaters who wish to improve their performance in their second Gaokao attempt. As of August 31, 2019, our tutorial schools had 1,505 students and 76 teachers. We generally require enrolled students to live in student dormitories during their course of study.

Curriculum design

Our tutorial schools deliver core curriculum designed primarily pursuant to the standards set by national, provincial and local education authorities. Students enrolled in our tutorial schools typically have a singular educational goal, which is to achieve improved academic performances on their second Gaokao attempts. Therefore, our curriculum places a heavier emphasis on Gaokao subjects. Apart from Chinese, mathematics and English, which are mandatory exam subjects for all students, we also offer courses on political science, history and geography to students pursuing the social sciences track, and physics, chemistry and biology to those pursuing the natural sciences track.

Academic assessment and achievement

Our tutorial schools organize formal monthly exams and final exams at the end of each semester. The monthly exams and final exams simulate the real Gaokao by using the same exam papers, exam time, and adopting the same grading standards. Compared to high schools in our network, tutorial schools focus more on adopting monthly and final exams as means to assess student performances, instead of using homework assignments, quizzes or other forms of informal assessments.

In addition, we also participate in regional and city-wide standard exams which simulate the exam structure and competitiveness of Gaokao. These cross-school assessments offer our students a better understanding of their competitiveness among students both within and outside our school network against whom our students must ultimately compete in the real Gaokao. We were able to help over 30% of our students raise 50 points or more (out of a full Gaokao score of 750 in Yunnan province), in their second Gaokao attempt in 2019 through one-year tutoring with us, as compared to their initial Gaokao scores in 2018.

Cooperative Arrangements with Third Parties

We have a highly scalable, asset-light business model premised on collaboration with third parties, including local governments and real estate developers. Our partners typically contribute the land and school facilities. Our government partners also provide other forms of support, such as subsidies and preferential tax treatment. In return, we provide educational resources, teachers and staff, and school management expertise Pursuant to our cooperative arrangements with local governments, we are also required to admit a certain number of local students on behalf of the government as publicly-sponsored students. These students pay us tuition at the level of public schools, which are usually lower than the normal tuition we charge, and the local governments pay for the price difference. We believe the local governments are willing to cooperate with us because of our ability to provide high-quality educational resources to the local community as well as our strong management expertise and solid reputation. Our services raise local education standards for the under-developed areas and often invigorate the local economy by attracting more talents to live and work in the area. According to the CIC Report, the industry average cost saving that the government can achieve in establishing new schools by collaborating with private schools is approximately 65%. In recognition of our contribution, we were awarded the title of excellent private school in Yunnan province in 2015.

We have established stable cooperative relationships with several local governments, which have an average term of approximately 15 years. Operating private secondary schools under the current regulatory regime requires stringent approvals from the relevant governments. As such, we believe that, with our proven track record, our ability to maintain cooperative relationship with local governments to obtain not only the approval but also the support to operate our schools has created strong entry barriers and underpins our long-term growth.

In addition to collaborating with local governments, we currently operate four schools by leasing lands from third parties and expect to launch a school in Shaanxi province in September 2020 in collaboration with a real estate developer. Our synergistic relationship with third parties allows us to launch new schools with relatively lower upfront capital expenditures.

Our School Management System

Standardization

We have partnered with Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, in developing a series of standardized measures and protocols for each stage in a school’s development and for a wide variety of scenarios in school management and operation, which we require all of our schools to consistently adhere to. These measures and protocols generally set out key operating procedures on topics such as curriculum design and delivery, student recruitment and administration, teacher training, parent communication, logistics, student affairs, finance, human resources, internal control and quality control.

For example, we adopted a set of standardized teaching protocol named the “Three-Three-One Teaching Method,” pursuant to which our teachers follow a seven-step streamlined teaching protocol to offer education services related to student motivation (Guide and Think), course delivery (Discuss and Present), and student feedback (Comment, Test, and Practice). Other teaching methods include the “Five-step Review Process,” which helps our students review course materials efficiently. These standardized measures play a critical role in assisting our school management teams in monitoring and supervising the various aspects of the schools’ daily operations. Our school management teams apply standardized guidelines designed for each aspect of school operations, and are required to report the results generated from the application of these standardized guidelines to the senior management team on a regular basis via teleconferences or in-person meetings.

Centralization

We have assembled our experienced teaching talents in our centralized curriculum development team to prepare our curriculum offerings and course materials, which are adopted by every school in our network. By centralizing curriculum development activities, we ensure the consistency of quality of our education service across all schools within our school network.

Our centralized school management system also encompasses our centralized oversight and implementation of strict quality control measures. Since 2017, we have established eight management centers: (1) Center for International Educational Exchange, (2) Information Center, (3) Center for Academic Research, (4) Center for Admission and Graduation, (5) Center for Teaching Materials, (6) Center for Student Development, (7) Center for Teacher Development and (8) Center for Curriculum Reform and Development. Each center is headed by seasoned professionals with extensive experience in their respective areas of expertise. These centers ensure that our schools are under effective and efficient management according to our standardized operating measures and protocols.

Our standardized and centralized management model also allows us to secure control over key resources, including teaching methods, education contents and school management experience, making our business highly replicable. We believe that our standardized and centralized management system enables us to quickly ramp up newly opened schools which often lack know-hows and talents to independently achieve the operational results and student academic performances of established schools. Unified application of our standardized and centralized measures and protocols also preserves our culture and teaching methods in the newly opened schools and is also conducive to efficiently achieve success in school operations and student academic performances.

In April 2018, we established Long-Spring Educational Science and Research Academy to manage all of our schools, develop and implement corporate strategies, design and optimize our education service offerings, train teachers, and discharge other managerial functions. The Long-Spring Educational Science and Research Academy also established several teaching research groups and course preparation groups to develop standardized course materials and teaching methods in order to maintain consistent teaching quality of our education programs across all schools in our network.

Digitization

Our school management system also features the concept of “digital campus” where we digitize various activities of campus administration and streamline every process of school operations. We believe that our investment in educational technology distinguishes us from education service providers who only observe traditional school management and teaching methods. We also believe that by pursuing and developing alternative school management and teaching methods, we are better equipped to face the challenges in the marketplace, capitalize on new opportunities and deliver higher quality education services.

Our Students

We primarily admit students from local communities where our schools are located. The number of students we admit is largely limited by the quota set by national, provincial, and local education authorities. For our secondary schools, the quotas are generally based on the governments’ evaluation of the capacity of each of our schools.

We have implemented a selective admission process for applicants to all of our schools. Our high schools participate in the unified admission procedure administered by local education authorities and generally admit middle school graduates who applied for our schools through the unified admission procedure and who reach or exceed our required Zhongkao exam scores. Our middle schools generally admit primary school graduates who achieve the required scores in admission tests we organize. Our tutorial schools generally admit high school graduates who obtained our required scores in their first Gaokao attempt but decided to try again in the following year instead of applying for colleges immediately.

Upon graduating from our middle schools, our students may choose to apply for high schools within or outside our school network. We encourage our students to choose schools within our school network as they advance through their academic careers by offering various preferential treatments. For example, our middle school students are eligible to apply for tuition discount and various types of financial aids if they achieve a certain score in Zhongkao and decide to attend our high schools.

Each of our high school is staffed with admission managers who are deeply involved in our student admission processes, and are generally responsible for conducting market research and attending various admission and marketing training programs, and preparing promotional materials. We also have an admission hotline dedicated to answering any questions applicants may have about our schools and programs.

Our Teachers

We have an excellent and committed team of teachers. Our teachers are knowledgeable in their respective subject areas and the development trends in China’s education environment, which enable them to design curricula and exam preparation programs that help our students achieve satisfactory exam results. As of August 31, 2019, we had a total of 1,380 teachers in our schools, among whom approximately 98.6% had a bachelor’s degree. As of the same date, approximately 10% of our secondary school teachers were recognized as Advanced Secondary School Teachers or First-Grade Secondary School Teachers. We require all our teachers of our secondary schools and tutorial schools to obtain the qualifications required by PRC regulatory authorities. We also have teachers with work experience at Hebei Hengshui High School, a well-regarded benchmark of secondary schools in China, to coach our teachers to ensure the consistent implementation of effective teaching methods within our school network.

We have a professional and dedicated team of principals, who are responsible for the strategic development and operation of our schools. In addition to lateral hiring of experienced principals, many of our school principals have grown with us and have acted in several capacities within our school network, often starting as teachers. As of August 31, 2019, we had a total of 24 principals and deputy principals in our secondary schools, among whom six principals had a master’s or higher degree. As of the same date, five of our secondary school principals were recognized as Advanced Secondary School Teachers.

Teacher recruitment

As a part of our centralized management system, we have established the Center for Human Recourses which is in charge of recruiting teachers and ensuring the overall teaching quality of the newly recruited teachers. We recruit both college graduates and experienced teachers. Candidates without prior teaching experience must hold a minimum of bachelor’s degree in the subject area they intend to teach, and score higher than the tier-1 university cutoff score in Gaokao. Experienced teachers must hold a minimum of bachelor’s degree in the subject they intend to teach, and bear the recommendations of reputable schools. Our Center for Human Resources evaluates their teaching skills and ethics through trial lectures.

To recruit top college graduates, we organize on-campus job fairs and post job openings online. We have also cooperated with reputable universities to ensure a steady supply of high-quality teachers for our high schools. For example, we currently intend to recruit 20 teachers, with at least 30% holding a master’s degree or above, from Tsinghua University and Peking University by 2020. We have also designated Southwest University and Central China Normal University as our target universities on which we focus our recruitment efforts. In addition, we have entered into agreements with Hebei Normal University and provided exclusive internship and externship opportunities for their students and graduates.

Teacher compensation

We offer competitive compensation packages to our teachers. In addition to base salary, our teachers in graduating classes in our secondary schools also are entitled to performance-based bonuses determined by the academic results achieved by their students. The average annual salary of our teachers of our high schools, middle schools and tutorial schools in Yunnan province were RMB119,825, RMB113,786 and RMB121,646 in 2018, respectively, higher than the provincial average of approximately RMB82,000, RMB71,000 and RMB85,000 in 2018 in Yunnan province, according to the CIC report.

With the aid of our cooperative arrangements with local governments, teachers in most of our secondary schools may also receive various forms of financial supports and perks from the local governments in addition to compensation from us. See “—Cooperative Arrangements with Local Governments” for details. We believe the competitive compensation packages and perks help us recruit and retain talented teachers who play a critical role in carrying out our strategies, delivering our curricula, and helping our students succeed.

Teacher training

We attach great importance to training our teachers and established the Long-Spring Educational Science and Research Academy to facilitate teacher trainings across our school network. In addition to solidifying their teaching skills and widening their knowledge pool, our trainings also focus on developing our teachers’ professional responsibilities and ethics. Each newly-hired teacher is required to participate in a month-long training session which focuses on ethics, student and classroom management, and teaching skills and methodologies. Specifically, we implement a three-phase approach for the training of our newly-hired teachers:

•

Phase I: we hold seminars on pedagogy and educational psychology, conduct teaching skill evaluation, and introduce our teaching methodologies and protocols. During this phase, we generally organize trainings at our headquarters.

•	Phase II: we offer shadowing opportunities where newly-hired teachers observe experienced teachers’ course delivery.

•	Phase III: we assign a mentor for each newly-hired teacher to improve their teaching skills.

We also provide various training opportunities to our teachers and principals, both at our headquarters and at the individual school level. For example, we have recently cooperated with Tsinghua University to host training programs for our principals. We also plan to establish education research centers in Yunnan province and Beijing to host training programs for teachers and promote research and development of educational methodologies. We require our teachers to research and prepare for each class session. To ensure consistency across classrooms, our teachers must adhere to the curriculum requirements developed by our centralized curriculum development team, and groups of teachers of the same subject attend joint class-preparation sessions to ensure consistency in the content they deliver. In addition, we collaborate with well-known education and/or research institutions to improve our teacher training capabilities.

Teacher evaluation and promotion

We have set up a performance-based teacher compensation system where teachers’ compensation level is partially dependent on their performance. We consider various factors in evaluating the performance for each teacher, including student average scores in the monthly exams, seniority, ethical behaviors and the managerial functions they undertake.

In addition, we put in place a well-established career path for our teachers, which we believe further incentivizes our teachers to improve their teaching skills and encourage loyalty. Our decisions to promote teachers are based on each teacher’s individual performance and evaluation under the guidance issued by local governments. Specifically, we consider our teachers’ educational backgrounds, seniority, research capabilities, and knowledge in teaching methodologies.

Our Tuition

We typically charge our students tuition, boarding fees, and other miscellaneous fees for meals, books, uniforms and other school supplies. Subject to applicable regulatory approvals, we plan to adjust tuition in the future as our competitive positions change in the markets where we compete. The following table sets forth the average tuition per student by school type for the periods indicated.

	For the Year ended December 31,
	2017	2018
	(in RMB)
Average tuition per student of our schools(1)
High schools	19,437	16,941
Middle schools	13,750	10,866
Tutorial schools for Gaokao repeaters	31,012	22,915

(1)

The average tuition per student equals to the total tuition income of our schools during a certain calendar year divided by the average student enrollment of such calendar year, which is arrived at by averaging the number of students enrolled as of the end of the previous and the concerned calendar years. For the average tuition calculation of 2017, the number of students enrolled as of December 31, 2016 was 1,687, 2,434 and 307 in our high schools, middle schools and tutorial schools for Gaokao repeaters, respectively.

In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographical markets where our schools are located, the tuition charged by our competitors, and our pricing strategy to gain market share. For details of our tuition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have established refund policies at each of our schools for students who withdraw from our schools or transfer to a school outside our network. In general, prepaid tuition fees and boarding fees can be refunded proportionately for the remaining year.

Marketing

We primarily market our schools to students and parents located near the regions where our respective schools are located. To attract high-quality students and increase student enrollment, we utilize a variety of marketing methods, including:

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Referrals. As we have developed a reputation for offering quality education, we rely strongly on word-of-mouth referrals by former students and their parents who are satisfied with our education services. We believe that our extensive and expanding alumni network will continue to offer a solid platform for referrals.

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Media advertising. To reach a larger base of audience efficiently, we place advertisements about our schools through various media platforms, including newspapers, radio and online and mobile platforms.

•

Promotional events. From time to time, we introduce our programs to potential feeder schools, distribute information booklets and invite prospective students and their parents to visit our campuses, which allows us to reach potential students directly and enable the active engagement with them.

Competition

The education service market in China is rapidly evolving and highly competitive. We compete primarily with public and private schools outside our network, especially those operating in the same communities as our schools. We believe we are well-positioned to succeed in this market primarily due to our extensive operational experiences, scalable asset-light business model, and our standardized and centralized school management system. Our competitive compensation packages, supplemented by various forms of subsidies from local governments, enable us to recruit and retain talented teachers. Our students’ past success in Gaokao and Zhongkao demonstrates the outstanding quality of our education services, and helps us build a strong and favorable reputation among prospective students, which improved our ability to recruit top students in the local communities.

Properties and Facilities

All of our properties are located in China. We currently occupy a total combined gross floor area of approximately 515,140 square meters of facilities for nine properties provided by local governments or entities through our cooperative arrangements with them. The terms of such properties range from one to 20 years. By utilizing the properties developed by local governments, we avoid significant capital expenditures in connection with land procurement and facilities construction. See “—Cooperative Arrangements with Local Governments.” For relevant risks, see “Risk Factors—Risks Related to Our Business and Industry—Any unfavorable changes in our cooperative relationships with third parties or favorable government policy treatment may adversely affect our business.”

We also lease properties with a total combined gross floor area of approximately 54,840 square meters in Yunnan province and Shanxi province from third parties to operate our schools. Our leases have terms of three to 19 years.

We believe that the facilities which we currently lease and occupy are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans. For relevant risks, see “Risk Factors—Risks Related to Our Business and Industry—Failure to control rental costs, control the quality, maintenance and management of the leased school premises, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.”

Employees

We had 1,686 full-time employees as of August 31, 2019. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees, categorized by function, as of August 31, 2019.

Teachers	1,380
Administrative staff	270
Supporting staff	36

Total	1,686

Our administrative staff primarily comprise our management and administrative personnel and principals. Our supporting staff primarily comprise personnel providing support and services in connection with our students’ campus life.

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We believe we maintain a good working relationship with our employees.

Intellectual Property

Our schools hold copyrights to various course materials that have been developed internally and provide a basis for improving the quality of our education service. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets. We owned 17 trademarks in China as of August 31, 2019. We have registered 11 domain names, including www.longspringedu.com. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education service, in particular for our Chinese-English bilingual programs which require foreign-language educational materials.

Insurance

We maintain various insurance policies, such as school liability insurance, student life insurance, auto insurance and key-man life insurance to safeguard against risks and unexpected events. We do not maintain business interruption insurance. See “Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with the industry practice as well as the customary practice in China.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

REGULATION

We operate our business in China under a legal regime consisting of the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the State Administration of Industry and Commerce (currently known as the State Administration of Market Regulation), or the SAIC, the Ministry of Civil Affairs and their respective local offices. The section summarizes the principal PRC regulations related to our business.

Foreign Investment in Education in the PRC

Regulations on Foreign Investment

Pursuant to the PRC Law on Wholly Foreign-invested Enterprises, which was promulgated by the SCNPC on April 12, 1986, last amended on September 3, 2016 and became effective on October 1, 2016, where the incorporation of wholly foreign-invested enterprises does not involve the implementation of special administrative measures for foreign investment access, the incorporation, separation, merger, or any other major change and the operation period of such enterprises are subject to record-filing administration.

The Implementation Rules on Wholly Foreign-invested Enterprises of the PRC, or the Implementation Rules on Wholly Foreign-invested Enterprises, was promulgated by the Ministry of Foreign Trade and Economic Cooperation of the PRC (currently known as the MOFCOM) on December 12, 1990, amended by the State Council on February 19, 2014, and became effective on March 1, 2014. According to the Implementation Rules on Wholly Foreign-invested Enterprises, industries in which foreign investment is prohibited or restricted shall be regulated in accordance with the Provisions on Guiding the Orientation of Foreign Investment and the Foreign Investment Industries Guidance Catalog.

According to the Foreign Investment Law of the PRC, or the Foreign Investment Law, adopted by the NPC on March 15, 2019 and came into effect on January 1, 2020, China shall implement a management system of pre-establishment national treatment and a negative list for foreign investment. Under the pre-establishment national treatment, the treatment given to foreign investors and their investments during investment access stage will not be lower than that given to their domestic counterparts. The negative list refers to special administrative measures for foreign investment access in specific industries as stipulated. China shall give national treatment to foreign investment beyond the negative list. The organization form, institutional framework and standard of conduct of foreign-invested enterprises shall be subject to the provisions of the Company Law and the Partnership Enterprise Law of the PRC, and other laws. Foreign investors shall not invest in any industry prohibited by the negative list for foreign investment access. For any industry restricted by the negative list foreign investors shall conform to the investment conditions as required in the negative list.

The Implementing Regulation for the Foreign Investment Law of the PRC, adopted at the 74th executive meeting of the State Council on December 12, 2019 which came into effect on January 1, 2020, provides implementing measures and detailed rules to ensure the effective implementation of the Foreign Investment Law of the PRC.

The PRC Law on Sino-Foreign Equity Joint Ventures, the PRC Law on Wholly Foreign-invested Enterprises and the PRC Law on Sino-Foreign Cooperative Joint Ventures were repealed simultaneously as the Foreign Investment Law came into effect, and foreign-invested enterprises which were incorporated in accordance with such laws before the implementation of the Foreign Investment Law may retain their original organization forms and other aspects for five years upon the implementation hereof.

Subject to the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises, which was promulgated by the MOFCOM on October 8, 2016, last amended on June 29, 2018 and became effective on June 30, 2018, if there is a change in a foreign-invested enterprise subject to record-filing administration that involves the implementation of special administrative measures for foreign investment access, the approval procedures shall apply in accordance with relevant laws and regulations on foreign investment; and if there is a change in a foreign-invested enterprise incorporated upon approval, and the changed foreign-invested enterprise does not involve the implementation of special administrative measures prescribed, record-filing procedures shall apply.

Special Administrative Measures for Foreign Investment Access (Negative List) (2019)

Under the 2019 Special Administrative Measures, which was promulgated by the National Development and Reformation Commission, or the NDRC, and the MOFCOM on June 30, 2019 and became effective on July 30, 2019, the Special Administrative Measures for Foreign Investment Access (Negative List) (2018) shall be repealed simultaneously as its implementation.

Pursuant to the 2019 Special Administrative Measures, high school education is a restricted industry for foreign investors, and foreign investors are only allowed to invest in high school education in cooperation with a domestic party and the domestic party shall play a dominant role in the cooperation, which means the principal or other chief executive officers of the school shall be PRC citizens and the representatives of the domestic party shall account for no less than half of the total members of the board of directors, the executive council or the joint administration committee of the Sino-foreign cooperative educational institution. In addition, pursuant to the 2019 Special Administrative Measures, foreign investors are not allowed to invest in compulsory education.

Regulations on Sino-Foreign Cooperation in Operating Schools

Sino-foreign cooperation in operating schools or training programs is specifically governed by the Regulation on Sino-Foreign Cooperative Education of the PRC, or the Sino-Foreign Regulation, which was promulgated by the State Council on March 1, 2003 and last amended on March 2, 2019, and the Implementation Rules for the Regulation on Sino-Foreign Cooperative Education, or the Implementation Rules, which was promulgated by the MOE on June 2, 2004 and became effective on July 1, 2004.

The Sino-Foreign Regulation and its Implementation Rules apply to the activities of educational institutions established in the PRC cooperatively by foreign educational institutions and PRC educational institutions, the students of which are to be recruited primarily among PRC citizens. The Sino-Foreign Regulation and its Implementation Rules encourage substantive cooperation between foreign educational institutions with relevant qualifications and experience in providing high-quality education and PRC educational institutions, to jointly operate various types of schools in the PRC, with such cooperation in the industries of higher education and occupational education being encouraged. The foreign educational institution must have relevant qualifications and experience at the same level and in the same category of education. Sino-foreign cooperation schools are not permitted, however, in compulsory education, namely primary schools and middle schools, and military, police, political and other kinds of education that are of a special nature in the PRC. Any Sino-foreign cooperation school and cooperation programs shall be approved by relevant education authorities and obtain the Permit for Sino-foreign Cooperation in Operating School. A Sino-foreign cooperation school established without the above approval or permit may be banned by relevant authorities, be ordered to refund the fees collected from its students and be subject to a fine of no more than RMB100,000, while a Sino-foreign cooperation program established without such approval or permit may also be banned and be ordered to refund the fees collected from its students.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Field of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a sino-foreign cooperative educational institution shall be less than 50%.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the NPC enacted the Education Law of the PRC, or the Education Law, which became effective on September 1, 1995. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government should formulate plans for the development of education, and establishes and operates schools and other educational institutions. Furthermore, it provides that, in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of educational institutions in accordance with PRC laws and regulations. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which became effective on June 1, 2016. The amended Educational Law narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for profit to include only schools or other educational institutions founded with governmental funds or donated assets.

In addition, the Education Law stipulates the basic requirements to be fulfilled for the establishment of schools or any other educational institution. It also provides that the establishment, modification or termination of schools or any other educational institution shall, in accordance with the relevant PRC laws and regulations, go through the process of examination, verification, approval, registration or filing.

The Law on Promoting Private Education

The Private Education Law was last amended and became effective on December 29, 2018. Pursuant to the Private Education Law, private schools that provide diploma- and degree-oriented education, preschool education, Self-Taught Higher Education Examination education and other cultural education shall be subject to examination and approval by education authorities at or above the county level within the limits of their powers. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion. However, they may not establish for-profit private schools providing compulsory education.

The Implementation Rules of the Law on Promoting Private Education

According to the Implementation Rules of the Law on Promoting Private Education which was published on March 5, 2004 and became effective on April 1, 2004, the establishment of a private school shall meet the local need for educational development and the requirements of the Education Law and relevant laws and regulations, and the standards for the establishment of private schools shall conform with those of public schools with same grade and category. In addition, private schools providing academic qualifications education, pre-school education, education for self-study examinations and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level, which shall deliver a duplicate of approval documents to the administrative department for education at the same level for the record.

Several Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promoting the Healthy Development of Private Education

According to the Several Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promoting the Healthy Development of Private Education, which was issued by the State Council on December 29, 2016, innovative institutional mechanisms shall be implemented in the field of private education, which include but are not limited to: (i) classified registration and management shall be applicable to private schools, and the sponsors of private schools may, at their own discretion, choose to establish non-profit or for-profit private schools; (ii) government support policies shall be applicable to private schools. The people’s government at all levels are responsible for formulating and improving support policies for non-profit private schools including but not limited to government subsidies, government procurement services, fund incentives, donation incentives and land allocation. Meanwhile, the people’s government at all levels may support the development of for-profit private schools by ways including but not limited to government procurement services and preferential tax treatments in accordance with economic and social development and public services requirements; and (iii) broaden the financing channels for private schools, encourage and attract private funds to enter into the field of private education. Financial institutions are encouraged to provide loans to private schools with the pledge of the schools’ future operating income or intellectual property rights, while individuals or entities are encouraged to make donations to non-profit private schools.

The Educational Bureau of Yunnan Province and other four Bureaus published the Circulations on Steadily Promoting the Classified registration of private school on June 12, 2019. Private schools established before August 31, 2017 shall choose to register as for-profit private school or non-profit private school by November 7, 2021. Private schools established after September 1, 2017 shall choose to register as for-profit private school or non-profit private school at its establishment.

The People’s Government of Inner Mongolia Autonomous Region published the Implementation Opinions on Encouraging Private Entities and Individuals to Operate Schools and Promoting the Healthy Development of Private Education on January 2, 2018, which stipulates the issues on classified registration and management of private school and different government support policies including taxes and fees subsidy policies for for-profit private schools and non-profit private schools. Private schools established before September 1, 2017 shall choose to register as for-profit private school or non-profit private school by August 31, 2023. Private schools that failed to choose to register as for-profit private school or non-profit private school by August 31, 2023 shall automatically choose to register as non-profit schools.

Implementation Rules on Classified Registration of Private Schools

According to the Implementation Rules on Classified Registration of Private Schools, which was issued jointly by the MOE, the Ministry of Human Resources and Social Security, the Ministry of Civil Affairs, the State Commission Office of Public Sectors Reform and the SAIC on December 30, 2016 and became effective on the same day, the establishment of private schools is subject to approval. Private Schools approved to be established shall apply for registration certificate or business license in accordance with the classified registration regulations after they obtain the license for school operations by competent government authorities.

Implementation Rules on the Supervision and Administration of For-profit Private Schools

According to the Implementation Rules on the Supervision and Administration of For-profit Private Schools, which was issued jointly by the MOE, the Ministry of Human Resources and Social Security and the SAIC on December 30, 2016 and became effective on the same day, social organizations and individuals are permitted to operate for-profit private colleges and universities and other universities, high schools and kindergartens while are prohibited from operating for-profit private schools providing compulsory education.

According to the Implementation Rules on the Supervision and Administration of For-profit Private Schools, social organizations and individuals operating for-profit private schools shall have the financial resources appropriate to the level, type and scale of the school, and their net assets or monetary funds shall be able to satisfy the costs of the school construction and development. Furthermore, social organizations operating for-profit private schools shall be a legal person who is in good credit standing, and shall not be listed as an enterprise operating abnormally, in material non-compliance with the laws, or being dishonest. Individuals operating for-profit private schools shall be PRC citizens who reside in China, be in good credit standing without any criminal record and enjoy political rights and complete civil capacity.

Notice on the Registration and Administration of the Name of For-profit Private Schools

According to the Notice of the SAIC and the MOE on the Registration and Administration of the Name of For-profit Private Schools, which was issued on August 31,2017 and became effective on September 1, 2017, for-profit private schools shall be registered as limited liability companies or joint-stock limited companies according to the Company Law of the PRC and the Law on Promoting Private Education, and its name shall comply with the relevant laws and regulations on company registration and education.

Interim Measures on the Management of the Collection of Private Education Fees

The Interim Measures on the Management of the Collection of Private Education Fees, or Private Education Fees Collection Measures, was promulgated by the NDRC, the MOE and the Ministry of Labor and Social Security (currently known as the Ministry of Human Resources and Social Security) on March 2, 2005. According to the Private Education Fees Collection Measures and the Implementation Rules of the Law on Promoting Private Education, the types and amounts of fees charged by private schools providing diploma- or degree-oriented education shall be examined by education authorities or labor and social welfare authorities and approved by governmental pricing authorities; and, other private schools shall file its pricing information with the governmental pricing authorities and publicly disclose such information. If a school raises its tuition levels without obtaining proper approval or making the requisite filing with the relevant government pricing authorities, such school would be required to return the additional tuition fees obtained through such raise and be held liable for compensation of any losses caused to the students in accordance with relevant PRC laws.

The Several Opinions of the Central Committee of the Communist Party of China and the State Council on Promoting the Price Mechanism Reform, which was issued on October 12, 2015, allows for-profit private schools to determine their prices on their own, while the tuition-collecting policies of non-profit private schools shall be determined by the provincial governments in a market-oriented manner and based on the local situations.

On July 12, 2016, Yunnan Development and Reform Commission, Department of Education of Yunnan Province as well as Yunnan Provincial Department of Human Resources and Social Security issued the Notice on the Implementation of Independent Pricing on Private Schools in Yunnan Province. According to this Notice, tuition and boarding fees of the private schools in Yunnan province may be independently determined by the private schools according to the school-operating cost, market demand and other factors, and be made available to the public.

On January 2, 2018, People’s Government of Inner Mongolia Autonomous Region issued the Opinions on Encouraging Social Forces to Establish Education and Promoting the Healthy Development of Private Education. Pursuant to this Opinions, fees of private schools are regulated by the market. Specific fee standards are determined by the schools independently and implemented according to laws after being publicized to the public. Relevant authorities shall strengthen the supervision during and after the event on the charging practices of private schools.

Regulations on Compulsory Education

According to the Law for Compulsory Education of the PRC, which was promulgated by the NPC on April 12, 1986 and last amended on December 29, 2018, a nine-year system of compulsory education, including six years of primary school and three years of middle school, was adopted.

Further, the MOE issued the Reform Guideline on the Curriculum System of Fundamental Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing fundamental education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses while local education authorities have the power to determine the curriculum standard for other courses, and schools may develop curriculums that are suitable for their specific needs.

Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, or the Copyright Law, which was amended on February 26, 2010 and became effective on April 1, 2010, copyrights include personal rights such as the right of publication and attribution as well as property rights such as the right of production and distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein shall constitute copyright infringement unless otherwise provided in the Copyright Law. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial actions, offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was amended on August 30, 2013 and became effective on May 1, 2014, and last amended on April 23, 2019 and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of trademark has been approved. The validity period of a registered trademark shall be ten years, counted from the date of approval of the registration. According to the Trademark Law, using a trademark that is identical with or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement. The infringer shall, in accordance with the relevant laws, undertake to cease the infringement, take remedial actions, pay damages, etc.

Domain Name

In accordance with the Measures on the Administration of Internet Domain Names, which was promulgated by Ministry of Industry and Information Technology of the PRC, or the MIIT, on August 24, 2017 and came into effect on November 1, 2017, the Implementation Rules of China Internet Network Information Center on Domain Name Registration, which was promulgated by China Internet Network Information Center on May 28, 2012 and came into effect on May 29, 2012, domain name registrations are conducted through domain name service agencies established under relevant regulations, and the applicant becomes a domain name holder upon successful registration. Pursuant to the Measures of the China Internet Network Information Center on Domain Name Dispute Resolution, which was promulgated by China Internet Network Information Center on September 1, 2014 and came into effect on the same date, domain name disputes shall be submitted to an organization authorized by China Internet Network Information Center for resolution.

Regulations on Foreign Exchange in the PRC

Pursuant to the Foreign Exchange Administration Regulations of the PRC, as amended on August 5, 2008, RMB is freely convertible for current account items, including dividend distributions, interest payments, trade- and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside China, unless prior approval of the SAFE, is obtained and prior registration with SAFE is made. On May 10, 2013, SAFE promulgated the Circular of SAFE on Printing and Distributing the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents, or the SAFE Circular 21, which was amended on October 10, 2018. It provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or the SAFE Circular 59, which was promulgated on November 19, 2012 and became effective on December 17, 2012, and was further amended on May 4, 2015 and October 10, 2018, approval is not required for the opening of an account entry in foreign exchange accounts under direct investment. The SAFE Circular 59 also simplifies the capital verification and confirmation formalities for foreign-invested entities, the foreign capital and foreign exchange registration formalities required for the foreign investors to acquire equities from PRC parties, and further improves the administration on exchange settlement of foreign exchange capital of foreign-invested entities.

Pursuant to the SAFE Circular 37, promulgated and becoming effective on July 4, 2014, (1) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle, or the SPV, that is directly established or controlled by the PRC resident for the purpose of conducting investment or financing; and (2) following the initial registration, the PRC resident is required to register with the local SAFE branch for any major change, in respect of the SPV, including, among other things, a change in the SPV’s PRC resident shareholder(s), name of the SPV, term of operation, or any increase or reduction of the SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to the SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the SAFE Circular on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Circular 13, which was promulgated on February 13, 2015 and became effective on June 1, 2015, the foreign exchange registration under domestic direct investment and under overseas direct investment is directly reviewed and conducted by banks in accordance with the SAFE Circular 13, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration through banks.

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

According to the Implementation Rules on the Provisional Regulations on Statistics and Supervision of Foreign Debts promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the State Development Planning Commission (currently known as the NDRC) and the MOF and becoming effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debts, and such loans must be registered with the local branches of the SAFE. Under its provisions, the total amount of accumulated medium-term and long-term foreign debts and the balance of short-term debts borrowed by a foreign-invested enterprise is limited to the difference between its total investment and the registered capital.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) such foreign investor acquires equity interests or subscribes for new equity interests in a domestic enterprise through an increase of registered capital in the domestic enterprise and thereby converting it into a foreign-invested enterprise, or (2) such foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects such assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic enterprise or individual, through foreign enterprise established or controlled by it/him/her, acquires a domestic enterprise which is related to or connected with it/him/her, approval from the MOFCOM is required.

According to the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises, the merger and acquisition of domestic enterprises by foreign investors shall, if not involving special administrative measures for foreign investment access and affiliated mergers and acquisitions, be subject to the record filing measures.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by the Department of Foreign Investment Administration of the MOFCOM, notwithstanding the fact that (1) the domestic shareholder is connected with the foreign investor or not, or (2) the foreign investor is existing or new investor, the M&A Rules shall not apply to the transfer of equity interests in an incorporated foreign-invested enterprise from the domestic shareholders to the foreign investors.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information concerning our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Shaowei Zhang	36	Chairman and Chief Executive Officer
Lidong Zhu	49	Director and Chief Financial Officer
Ji He	44	Director
Li Wei Lee	52	Director
Jianping Zhang	65	Executive Vice President

Mr. Shaowei Zhang is the founder of our company. Mr. Zhang has served as the chairman of our board of directors and our chief executive officer since September 2018. Prior to founding our company, Mr. Zhang established and served as the principal of Kunming Qihang Education and Training School and Kunming Epoch Giant Tutorial School in 2006 and 2009, respectively. Mr. Zhang established Kunming College Student Private Tutorial Services Station and Kunming Xindenuo Accounting Training Center in 2003 and 2004, respectively. Mr. Zhang serves as a member of the Yunnan Provincial Committee of the Chinese People’s Political Consultative Conference and a director of Long-Spring Institute of Learning and Human Development of Tsinghua University. Mr. Zhang received his bachelor’s degree in accounting in 2006 and his master’s degree in business administration in 2012 from Kunming University of Science and Technology. Mr. Zhang is currently pursuing his doctorate degree in education from Tsinghua University.

Mr. Lidong Zhu is our chief financial officer, and has served as our director since August 2019. Prior to joining us, Mr. Zhu served as the chief financial officer and senior vice president of China New Higher Education Group Limited (HKEX: 2001) from March 2016 to March 2018, and the director of such company from August 2016 to March 2018. From March 2013 to February 2016, Mr. Zhu served as the vice president of China Greenland Rundong Auto Group Limited (HKEX: 1365). From August 2005 to February 2013, Mr. Zhu respectively served as the finance director and the chief financial officer of three reputable automobile companies: Chery Automotive Co., Ltd., Beiqi Foton Motor Co., Ltd. (SSE: 600166) and ZAP Inc. Mr. Zhu has been a member of Chinese Institute of Certified Public Accountant since December 1994. He received a bachelor’s degree in business management from Southwestern University of Finance and Economics in July 1993.

Mr. Ji He has served as our director since August 2019 and was appointed by Longwater Topco B.V. Mr. He joined us in November 2016. Mr. He is currently a partner and head of China, Mid-Market Asia at EQT Partners. Mr. He started his career in Goldman Sachs in New York as an analyst in 2000. From 2004 to 2012, Mr. He worked in Morgan Stanley in New York and Hong Kong, and latest as the Co-Head of Special Situations Group in Asia Pacific, focusing on private equity investments in Asia Pacific, especially China. Mr. He received his bachelor’s degree in international finance from Renmin University of China in July 1996, his master’s degree in information systems management from Carnegie Mellow University in May 2000 and his master’s degree in business administration from Columbia University in May 2004.

Mr. Li Wei Lee has served as our director since August 2019. Mr. Lee has served as the chief executive officer of Shanghai Envision Education Group since September 2018. Prior to joining us, Mr. Lee served as the vice chairman of Xiehe Education Group and the education director of Shanghai United International School from September 2002 to September 2018. Mr. Lee founded Shanghai Theatre Academy International Department and Green-valley Dutch Equestrian School in September 2015. Mr. Lee is an Honorary member of the American Business Highest Honor Society, Beta Gamma Sigma. Mr. Lee received his bachelor’s degree in education and business from Ottawa University of Canada in September 1990, and his master’s degree in business administration from Fudan University of China and Washington University in St. Louis of the United States in December 2009.

Ms. Jianping Zhang has served as our executive vice president since April 2014. Prior to joining us, Ms. Zhang served as the principal of the Zhongying Middle School of Kunming Zhonghui Education Group from March 2010 to March 2014. Ms. Zhang served as the principal of Kunming Experimental Middle School from July 2004 to December 2009. In 2006, Ms. Zhang was recognized as “Outstanding Teacher” by Kunming Education Bureau. Ms. Zhang received her bachelor’s degree in mathematics from Yunnan Normal University in February 1980.

The business address of our directors and executive officers is: No.1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China. No family relationship exists between any of our directors and executive officers.

Board of Directors

Our board of directors will consist of                      directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. We have no service contract with any of our director providing for benefits upon termination of employment.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             ,              and              and will be chaired by             .             ,              and              satisfy the “independence” requirements of              of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605 of the NASDAQ Stock Market Rules] and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that              qualifies as an “audit committee financial expert.” Our audit committee will consist solely of independent directors within one year of this offering.

The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of             ,              and              and will be chaired by             .              and              satisfy the “independence” requirements of              of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605 of the NASDAQ Stock Market Rules].

The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             ,              and              and will be chaired by             .              and              satisfy the “independence” requirements of              of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule 5605 of the NASDAQ Stock Market Rules].

The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to the post-offering memorandum and articles of association of our company effective immediately prior to completion of this offering. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provision of our third amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. See “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and its responsibilities of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Employment Agreements

We [have] entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement, negligent or dishonest act to our detriment, misconduct or failure to perform his or her duty, disability, or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer [has] agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to anyone, any confidential information of our company, except for the benefits of our company or to other employees of us who have a need to know such confidential information in connection with our business. Each executive officer [has] also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer [has] also agreed that, during his or her term of employment and for a period of [two years] after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Indemnification Agreements

We [have] entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation to directors and executive officers was approximately RMB0.9 million (US$0.1 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. We recorded share-based compensation of RMB177.8 million (US$25.9 million) in 2018 for our directors, officers and employees and certain external consultants for their services performed. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and affiliated entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. Our board of directors may determine compensation to be paid to the directors and the executive officers. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors and the executive officers.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, as determined in accordance with Rule 13d–3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus, as adjusted to reflect the sale of the ADSs offered in this offering and assuming the underwriters’ option to purchase additional ADSs is not exercised, for:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

The calculations in the table below are based on [7,767,109] ordinary shares outstanding on an as-converted basis as of the date of this prospectus, and              ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering†				Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering***
	Number		%		Number	%	%
Directors and Executive Officers**:
Shaowei Zhang(1)	[3,247,219	]	[41.81	]%
Lidong Zhu	[*	]	[*	]
Ji He	—		—
Li Wei Lee	[—	]	[—	]
Jianping Zhang	[*	]	[*	]
All Directors and Executive Officers as a Group	[3,335,684	]	[42.95	]%
Principal Shareholders:
Longwater Topco B.V.(2)	[2,995,008	]	[38.56	]%
Visionsky Group Limited(1)	[2,776,902	]	[35.75	]%
Long-Spring Education Management Limited(3)	[705,457	]	[9.08	]%
Long-Spring Education International Limited(4)	[502,163	]	[6.47	]%
Brightenwit Group Limited(1)	[449,251	]	[5.78	]%

†

The share ownership in our company assumes the completion of our internal corporate restructuring, which we expect to complete in [June 2020]. As a result of the restructuring, shareholders of the former parent directly hold shares in our company.

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.
**

Except as indicated otherwise below, the business address of our directors and executive officers is No.1, Tiyuan Road, Xishan District, Kunming, Yunnan Province 650228, the People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on ordinary shares held by such person or group with respect to all of our outstanding ordinary shares as a single class. Each holder of our ordinary shares is entitled to one vote per share.

(1)

The number of ordinary shares beneficially owned prior to this offering represents (i) [2,776,902] ordinary shares directly held by Visionsky Group Limited, a British Virgin Islands company wholly owned by Mr. Shaowei Zhang; (ii) [449,251] ordinary shares directly held by Brightenwit Group Limited, a British Virgin Islands company wholly owned by Ms. Yu Wu. Ms. Yu Wu is the spouse of Mr. Shaowei Zhang; (iii) [999] ordinary shares directly held by Long-Spring Education Management Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately [0.14]% equity interest; (iv) [19,967] ordinary shares directly held by Long-Spring Education Technology Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately [9.57]% equity interest; and (v) [100] ordinary shares directly held by Long-Spring Education Consulting Limited, a British Virgin Islands company in which Mr. Shaowei Zhang has approximately [0.33]% equity interest. Mr. Shaowei Zhang disclaims beneficial ownership of the ordinary shares held by Brightenwit Group Limited. Ms. Yu Wu disclaims beneficial ownership of the ordinary shares held by Visionsky Group Limited. The registered office of Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education Technology Limited and Long-Spring Education Consulting Limited is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)

Longwater Topco B.V. is a company incorporated in the Netherlands and wholly owned by Stichting EQT Mid Market Asia III Limited Partnership. The business address of Longwater Topco B.V. is at Cornelis Schuytstraat 74, 1071 JL Amsterdam, the Netherlands.

(3)

Long-Spring Education Management Limited is a British Virgin Islands company wholly owned by certain of our employees, with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Long-Spring Education International Limited is a British Virgin Islands company wholly owned by certain of our employees, with its registered office at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Agreements with Long-Spring Education and Its Shareholders

See “Corporate History and Structure—Our Contractual Arrangements.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements” and “Management—Indemnification Agreements.”

Transactions with Certain Related Parties

Advances to/(repayment from) Mr. Shaowei Zhang (“Mr. Zhang”), his family members or his affiliated entities

We, from time to time, provide short-term financing to Mr. Shaowei Zhang, his family members or affiliated entities to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these parties during the periods presented. The financing was provided in the form of interest-free advances or expenses paid on their behalf. The advances do not have a fixed term and are repayable upon demand. The related party companies have historically repaid advances upon demand. In 2018, we provided interest-free loans of RMB3.8 million to two family members of Mr. Shaowei Zhang. In 2017 and 2018, we have provided short-term financing to Mr. Shaowei Zhang or his affiliated entities, including primarily the following:

•	Yunnan Huayiweiming Technology Co., Ltd.

•	Suzhou Long-Spring Education Technology Co., Ltd.

•	Yunnan Long-Spring Education Technology Co., Ltd.

•	Kunming Chenggong Times Giant Extracurricular Guidance Training School Co., Ltd.

•	Xi’an Long-Spring Education Technology Co., Ltd.

•	Long-Spring Education Group

•	Shanghai Long-Spring Education Technology Co., Ltd.

For 2017 and 2018, we provided net interest-free advance loans of RMB43.7 million and RMB31.5 million (US$4.6 million), respectively, to such related parties. As of December 31, 2017 and 2018, the remaining balances of the advance loans were RMB70.2 million and RMB101.6 million (US$14.8 million), respectively.

Disposal of subsidiaries to Mr. Zhang’s affiliated entities

In 2018, Yunnan Zhongchuang Education Tutorial School sold certain of its business to Kunming Chenggong Times Giant Extracurricular Guidance Training School Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB3.4 million. In 2018, Long-Spring Education sold its 100% equity interest in Beijing Long-Spring Education Technology Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of RMB0.7 million. In 2018, Long-Spring Education sold its 100% equity interest in Kunming Chenggong Times Giant Extracurricular Guidance Training School Co., Ltd. to Yunnan Long-Spring Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang, at a consideration of nil. As of December 31, 2017 and 2018, the remaining balance of the consideration amount was RMB0.9 million and RMB5.1 million (US$0.7 million), respectively.

Service provided to Mr. Zhang’s affiliated entities

In 2017, Beijing Hengzhong Education Consulting Co., Ltd. provided conference service to Beijing Hengzhong Education Technology Co., Ltd., an entity controlled by Mr. Shaowei Zhang and de-registered in January 2019, at a consideration of RMB1.5 million. As of December 31, 2017 and 2018, the remaining balance of the consideration amount with tax was RMB2.2 million and nil, respectively.

Advances from Mr. Zhang or his affiliated entities

We, from time to time, receive short-term financing from and receive payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities to support our business operations and working capital needs. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. We have historically repaid advances upon demand. In 2017 and 2018, we have received short-term financing from and received payment from third parties on behalf of Mr. Shaowei Zhang or his affiliated entities, including primarily the following:

•	Long-Spring Education Group

•	Yunnan Qidi Primary School

For 2017 and 2018, such related parties provided net interest-free advance loans of RMB0.9 million and RMB35.5 million (US$5.2 million), respectively, to us. As of December 31, 2017 and 2018, the remaining balance of the advance loans was RMB18.2 million and RMB54.5 million (US$7.9 million), respectively.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated in the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 5,000,000,000 ordinary shares, with a par value of US$0.00001 each. As of the date of this prospectus, [7,767,109] ordinary shares are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$             divided into              shares of a par value of US$0.00001 each. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles

Our shareholders have conditionally adopted a [second] amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of our company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. Additionally, our general meetings may be held in such place within or outside of the Cayman Islands as our board of directors considers appropriate.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least [seven] days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than [one-third] of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate [not less than one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as [NYSE/NASDAQ] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of [NYSE/NASDAQ], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the return of capital on a winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with “limited liability” registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our post-offering memorandum of association contains a declaration that the liability of our members is so limited.

Calls on shares and forfeiture of shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of [all]/[a majority of] the holders of the issued shares of that class or series or with the sanction of a [ordinary]/[special] resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of additional shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find More Information.”

Anti-takeover provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

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the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, and a confirmation whether the shares held by each member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, our company’s register of members will be immediately updated to record and give effect to the issue of ordinary shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is modeled after that of England but does not follow recent English statutory enactments and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

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the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, our company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	an act which constitutes a fraud against the minority where the wrongdoer are themselves in control of the company; and

•	an act which requires a resolution with a qualified (or special) majority (i.e. more than a simple majority) which has not been obtained.

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated or; (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with interested shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of [all]/[a majority of] the holders of the issued shares of that class or series or with the sanction of a [ordinary]/[special] resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary shares

We were incorporated in the Cayman Islands in September 2018. Upon our incorporation, we issued to Long-Spring Education Group one ordinary share, which was subdivided into 100,000 ordinary shares on

August 26, 2019. On             , 2020, we issued [2,995,008], [2,776,902], [449,251], [705,457], [502,163], [208,653], [29,841], [28,524] and [71,310] shares to Longwater Topco B.V., Visionsky Group Limited, Brightenwit Group Limited, Long-Spring Education Management Limited, Long-Spring Education International Limited, Long-Spring Education Technology Limited, Long-Spring Education Consulting Limited, ZLD Investments Limited and Top Jade International Limited, respectively.

Shareholders Agreement

[We have entered into our shareholders agreement with our shareholders of ordinary shares. The shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of first refusal and co-sale rights, put option and drag-along rights, preemptive rights and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.]

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent             ordinary shares (or a right to receive             ordinary shares) deposited with            , as custodian for the depositary in            . Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited ordinary shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s principal executive office at which the ADSs will be administered is located at            .

You may hold ADSs either (1) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (2) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The laws of the Cayman Islands govern shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

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Cash. The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

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Ordinary Shares. The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those ordinary shares and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those ordinary shares) sufficient to pay its fees and expenses in connection with that distribution.

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Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (1) exercise those rights on behalf of ADS holders, (2) distribute those rights to ADS holders or (3) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of ordinary shares, new ADSs representing the new ordinary shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

If we asked the depositary to solicit your instructions at least 30 days before the meeting date, but the depositary does not receive voting instructions from you by the specified date and we confirm to the depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	we reasonably do not know of any substantial shareholder opposition to a particular question; and

•	the particular question is not materially adverse to the interests of shareholders,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to the deposited ordinary shares, if we request the depositary to disseminate a notice, we will give the depositary notice of the meeting, details concerning the matters to be voted upon and copies of materials to be made available to the ADS holders in connection with the meeting not less than 30 days prior to the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	Any cash distribution of ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees, and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADS holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

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are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises or fails to the exercise discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit;

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disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

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disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

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when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

Arbitration Provision

The deposit agreement gives the depositary or an ADS holder asserting a claim against us the right to require us to submit that claim to binding arbitration in New York under the International Arbitration Rules of the American Arbitration Association, including any securities law claim. However, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction of it. The deposit agreement does not give us the right to require anyone to submit any claim to arbitration.

SHARES ELIGIBLE FOR FUTURE SALES

Upon completion of this offering, we will have            outstanding ADSs, representing approximately            % of our ordinary shares (assuming the underwriters do not exercise their option to purchase additional ADSs). All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” (as that term is defined in Rule 144 under the Securities Act) in the United States without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We will apply to list the ADSs on [NYSE/NASDAQ], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of [our directors, executive officers, certain existing shareholders and holders of share-based awards] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any.] These parties collectively own all of our outstanding ordinary shares, without giving effect to this offering.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of restricted shares that is not more than the greater of:

•	1% of the number of ordinary shares then outstanding, represented by ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

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the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144 without complying with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. The following summary does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in ADSs. In particular, the discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the federal tax law of the United States. Accordingly, you should consult your own tax advisor regarding the tax consequences of an investment in the ADSs.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established under the laws of jurisdictions outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (1) the senior management and core management departments in charge of daily operations are located mainly within China; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (3) the enterprise’s primary assets, accounting books, company seals, and board and shareholder resolutions, are located or maintained in China; and (4) at least 50% of voting board members or senior executives habitually reside in China.

We do not believe that our Cayman Islands holding company meets all of the conditions above. Our Cayman Islands holding company is not a PRC resident enterprise for PRC tax purpose. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” However, there can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Jingtian & Gongcheng, our legal counsel as to PRC law, has advised us that however, if the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of our Cayman Islands holding company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that our Cayman Islands holding company is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under this circular. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADS holders.”

United States Federal Income Taxation

The following discussion is a summary of material United States federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires the ADSs in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law as of the date of this prospectus, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners or investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, or non-United States tax considerations, the alternative minimum tax, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in the ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes the deposit agreement and any related agreement will be complied with in accordance with its terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular fiscal year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-United States corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering, which may fluctuate. In addition, although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon the current and anticipated value of our assets and the composition of our income and assets (taking into account the expected proceeds from this offering) and projections as to the value of the ADSs and ordinary shares following the offering, [we do not presently expect to be classified as a PFIC for the current taxable year ending December 31, 2020 or the foreseeable future]. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts of liquid assets including cash raised in this offering, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each fiscal year, there can be no assurance that we will not be a PFIC for the current fiscal year ending December 31, 2020 or any future fiscal year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We will apply to list the ADSs on [NYSE/NASDAQ]. We believe, but cannot assure you, that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For United States foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount of the excess distribution or gain allocated to the fiscal year of distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and

•

the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares and any of our non-United States subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on [NYSE/NASDAQ], which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ADSs will qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in the ADSs over the fair market value of such ADSs held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the

IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Macquarie Capital (USA) Inc. and Haitong International Securities Company Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Macquarie Capital (USA) Inc.
Haitong International Securities Company Limited

Total

Some of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the Securities and Exchange Commission, or SEC. Haitong International Securities Company Limited is not a broker-dealer registered with the SEC, therefore, to the extent it intends to make any offers or sales of ADSs in the United States, it will do so only through one or more SEC-registered broker-dealers in compliance with applicable securities laws and regulations.

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional            ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$            million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, FINRA-related fees and expenses of the underwriters’ legal counsel (not to exceed US$            ), the [NYSE/NASDAQ] listing fee, and printing, legal, accounting and miscellaneous expenses.

We have applied for approval for listing the ADSs on [NYSE/NASDAQ] under the symbol “            .”

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

[Our directors, executive officers, certain existing shareholders and holders of share-based awards] have agreed that, without the prior written consent of the representatives, such [director, officer, shareholder or holders of share-based awards], subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs to do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•

[the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.]

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

[In addition, we have instructed            , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.]

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

[At our request, the underwriters have reserved for sale, at the initial public offering price, up to            ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

The address of Macquarie Capital (USA) Inc. is 125 West 55th Street, New York, New York 10019, United States. The address of Haitong International Securities Company Limited is 22/F Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center. This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the DFSA Rulebook, or the OSR, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the OSR, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea. The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art.

1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan. The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee
Stock Exchange Market Entry and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation with respect to U.S. federal securities law and New York State law in connection with this offering. The underwriters are being represented by Kirkland & Ellis International LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng and for the underwriters by Commerce & Finance Law Offices. Wilson Sonsini Goodrich & Rosati, Professional Corporation may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Long-Spring Education (HK) Limited as of December 31, 2017 and 2018, and for the two years then ended have been included in reliance on the report of KPMG Huazhen LLP, an independent registered public accounting firm, appearing elsewhere herein, and are upon the authority of said firm as experts in accounting and auditing.

The office of KPMG Huazhen LLP is located at 25/F, Tower II, Plaza 66, 1266 Nanjing West Road, Shanghai, the People’s Republic of China.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors

Long-Spring Education (HK) Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Long-Spring Education (HK) Limited (“the Company”), its subsidiaries and its consolidated variable interest entity and subsidiaries (“VIEs”) (collectively the “Group”) as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income/ (loss), changes in shareholder’s equity, and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2019.

Shanghai, China

January 22, 2020

LONG-SPRING EDUCATION (HK) LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data, or otherwise noted)

		As of December 31,
		2017	2018
Assets
Current assets	Note
Cash		58,324	58,564
Accounts receivable, net of allowance for doubtful accounts	3(a)	31,495	8,473
Amounts due from related parties	20	73,339	106,749
Prepaid expenses and other current assets	4	21,555	32,679

Total current assets		184,713	206,465

Property and equipment, net	5	54,349	115,300
Intangible assets, net	6	882	52,439
Goodwill	7	—	40,218
Deferred tax assets	15	2,995	4,781
Other non-current assets	8	13,704	9,789

Total assets		256,643	428,992

Current liabilities
Contract liabilities (including amounts of VIEs without recourse to the Company of RMB83,344 and RMB126,853 as of December 31, 2017 and 2018, respectively)	3(b)	86,296	129,978
Deferred revenue from governments (including amounts of VIEs without recourse to the Company of RMB2,296 and RMB9,940 as of December 31, 2017 and 2018, respectively)	3(c)	2,296	9,940
Accounts payable (including amounts of VIEs without recourse to the Company of RMB1,585 and RMB5,749 as of December 31, 2017 and 2018, respectively)		7,373	10,413
Amounts due to related parties (including amounts of VIEs without recourse to the Company of RMB19,519 and RMB99,608 as of December 31, 2017 and 2018, respectively)	20	18,174	107,220
Income tax payables (including amounts of VIEs without recourse to the Company of RMB1,173 and RMB2,469 as of December 31, 2017 and 2018, respectively)	15	9,719	9,821
Accrued expenses and other payables (including amounts of VIEs without recourse to the Company of RMB20,718 and RMB60,542 as of December 31, 2017 and 2018, respectively)	9	28,884	78,959

Total current liabilities		152,742	346,331

Deferred revenue from governments (including amounts of VIEs without recourse to the Company of RMB8,299 and RMB5,059 as of December 31, 2017 and 2018, respectively)	3(c)	8,299	5,059
Deferred tax liabilities (including amounts of VIEs without recourse to the Company of RMB nil and RMB13,620 as of December 31, 2017 and 2018, respectively)	15	4,332	13,621
Contract liabilities (including amounts of VIEs without recourse to the Company of RMB2,434 and RMB2,598 as of December 31, 2017 and 2018, respectively)	3(b)	6,319	4,422
Other payables (including amounts of VIEs without recourse to the Company of RMB480 and RMB19,154 as of December 31, 2017 and 2018, respectively)	9	1,046	21,014

Total liabilities		172,738	390,474

LONG-SPRING EDUCATION (HK) LIMITED

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

		As of December 31,
		2017	2018
Shareholder’s equity
Ordinary share (HK$1 per share, one (1) share authorized, issued and outstanding as of December 31, 2017 and 2018)	11	—	—
Additional paid-in capital		16,878	221,791
Statutory reserves	16	16,108	21,210
Retained earnings/ (accumulated deficit)	16	50,919	(204,483)

Total shareholder’s equity		83,905	38,518

Commitments and contingencies	19	—	—

Total liabilities and shareholder’s equity		256,643	428,992

See accompanying notes to consolidated financial statements.

LONG-SPRING EDUCATION (HK) LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/ (LOSS)

(In thousands of RMB, except share data, or otherwise noted)

	Note	Years ended December 31,
		2017	2018
Revenues
Revenue from customers		203,496	240,041
Revenue from government cooperative agreements		2,968	13,647

Total revenues	13	206,464	253,688
Cost of revenues		(119,843)	(179,034)

Gross profit		86,621	74,654

Operating income and expenses:
Selling and marketing expenses		(7,057)	(5,470)
General and administrative expenses		(25,400)	(224,576)
Government grants		4,859	6,384
Donation	14	—	(10,000)

Income/ (loss) from operations		59,023	(159,008)
Other income/ (expenses):
Interest income		877	469
Change in fair value of contingent consideration	7	—	(731)
Foreign currency exchange loss, net		(257)	(903)
Others, net		231	673
Income/ (loss) before income taxes		59,874	(159,500)
Income tax expenses	15	(12,765)	(10,186)
Net income/ (loss)		47,109	(169,686)
Other comprehensive income		—	—

Comprehensive income/ (loss)		47,109	(169,686)

Earnings/ (loss) per ordinary share	17
Basic and diluted		47,109	(169,686)
Weighted average number of ordinary share outstanding	17
Basic and diluted		1	1

See accompanying notes to consolidated financial statements.

LONG-SPRING EDUCATION (HK) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY

(In thousands of RMB, except share data, or otherwise noted)

		Ordinary share		Additional paid-in capital	Statutory reserves	Retained earnings/ (accumulated deficit)	Total shareholder’s equity
	Note	Number	Amount
Balance as of January 1, 2017	1(b)	1	—	10,000	6,158	13,760	29,918
Net income for the year		—	—	—	—	47,109	47,109

Total comprehensive income		—	—	—	—	47,109	47,109

Transfer to statutory reserve	16	—	—	—	9,950	(9,950)	—
The Parent’s contribution	11	—	—	6,878	—	—	6,878

Balance as of December 31, 2017 and January 1, 2018		1	—	16,878	16,108	50,919	83,905
Net loss for the year		—	—	—	—	(169,686)	(169,686)

Total comprehensive loss		—	—	—	—	(169,686)	(169,686)

Transfer to statutory reserve	16	—	—	—	5,102	(5,102)	—
Capital injections in connection with 2018 share incentive plan of the Parent (“the Plan”)	12	—	—	27,149	—	—	27,149
Share-based compensation	12	—	—	177,764	—	—	177,764
Dividend distribution	16	—	—	—	—	(80,614)	(80,614)

Balance as of December 31, 2018		1	—	221,791	21,210	(204,483)	38,518

See accompanying notes to consolidated financial statements.

LONG-SPRING EDUCATION (HK) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data, or otherwise noted)

		Years ended December 31,
	Note	2017	2018
Cash flows from operating activities:
Net income/ (loss)		47,109	(169,686)
Adjustments to reconcile net income/ (loss) to net cash generated from operating activities:
Depreciation and amortisation		5,179	8,557
Change of fair value of contingent consideration in a business combination	7	—	731
Allowance for advance to a third party	4	2,000	—
Allowance for other doubtful accounts		184	318
Share-based compensation expense	12	—	177,764
Deferred income taxes		2,422	(5,902)
Unrealised foreign exchange loss		257	903
Changes in operating assets and liabilities, net of effect of an acquisition and disposals:
(Increase)/ decrease in accounts receivable		(20,582)	23,134
(Increase)/ decrease in amounts due from related parties		(238)	2,231
Increase in prepaid expenses and other current assets		(23,028)	(5,952)
(Increase)/ decrease in other non-current assets		(11,519)	6,168
Increase in contract liabilities		28,214	35,443
Increase in accounts payable		7,142	2,685
Increase in income tax payables		2,870	1,622
Increase/ (decrease) in deferred revenue from governments		10,595	(1,696)
Increase in accrued expenses and other payables		2,185	14,343

Net cash generated from operating activities		52,790	90,663

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	7	—	(21,649)
Payments for purchase of property and equipment		(13,868)	(71,103)
Payments for purchase of intangible assets		(645)	(873)
Advances to related parties	20	(45,520)	(55,922)
Repayments from advances to related parties	20	1,829	24,447
Advance to a third party	4	(2,000)	—

Net cash used in investing activities		(60,204)	(125,100)

Cash flows from financing activities:
The Parent’s contribution	11	6,878	—
Proceeds from issuance of restricted shares of the Parent	12	—	27,149
Dividend paid		—	(27,880)
Borrowings from a related party		—	9,467
Advances from related parties		889	26,017

Net cash generated from financing activities		7,767	34,753
Effect of exchange rate changes on cash		(257)	(76)

Net increase in cash		96	240
Cash at the beginning of the year		58,228	58,324

Cash at the end of the year		58,324	58,564

Supplemental disclosures of cash flow information
Income tax paid		7,474	14,465
Supplemental disclosures of non-cash investing and financing activities
Payable for purchase of property and equipment		490	781
Payable for declared dividends		—	52,734
Consideration payable for the acquisition of subsidiaries		—	37,853
Consideration receivables for disposal of subsidiaries		—	4,165

See accompanying notes to consolidated financial statements.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data, or otherwise noted)

1	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

(a)	Description of business

Long-Spring Education (HK) Limited (the “Company”) was incorporated in Hong Kong on September 28, 2016. The Company, its subsidiaries and its consolidated variable interest entity and its subsidiaries (“VIEs”) (collectively as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services, including middle and high school and tutorial school in the People’s Republic of China (the “PRC”).

(b)	Basis of presentation

The Group’s history began in 2011 with the establishment of Long-Spring Education Holding Group Limited (“Long-Spring Education”) on September 20, 2011 under the law of the PRC by the founders, Zhang Shaowei (“Mr. Zhang”) and his spouse. The paid-in capital of Long-Spring Education was RMB10,000. Long-Spring Education, its subsidiaries and affiliated schools (collectively as “Long-Spring Education VIEs”) are primarily engaged in providing middle and high school education services and tutoring services in the PRC.

On September 28, 2016, the Company was established by Long-Spring Education Group (“the Parent”). Yunnan Century Long-Spring Education Technology Co., Ltd. (“Yunnan WFOE”) was established by the Company on October 31, 2016. On the same date, Yunnan WFOE entered into a series of contractual arrangements with Long-Spring Education and its shareholders as further detailed in Note 2(b) to enable Yunnan WFOE to obtain control over Long-Spring Education VIEs. Consequently, the Company became the Group’s holding company upon completion of above transactions which were accounted for as a reverse capitalization of Long-Spring Education as the Company was a newly formed entity with no pre-combination activities. Therefore, no business combination has occurred and the accompanying consolidated financial statements of the Company have been prepared to reflect the change in the reporting entity as a result of the completion of above transactions.

In order to raise capital for the Group through an initial public offering (“IPO”), First High-School Education Group Co., Ltd. (“First High-School”) was established in connection with a group reorganization (the “Reorganization”) in September 2018 as the proposed listing entity. Details of the Reorganization are included in Note 21.

As of December 31, 2018, the Company’s subsidiaries and consolidated VIEs are as follows.

Name	Place of establishment	Date of establishment	Equity interest attributable to the Group	Principal activities
Wholly owned subsidiaries
Yunnan Century Long-Spring Education Technology Co., Ltd.	The PRC	October 31, 2016	100%	Management consulting service
Beijing Hengzhong Education Consulting Co., Ltd.	The PRC	December 5, 2016	100%	Complementary education services
Yunnan Long-Spring Logistics Service Co., Ltd.	The PRC	September 16, 2015	100%	Education and management service

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Name	Place of establishment	Date of establishment	Percentage of direct and indirect economic interest	Principal activities
VIEs:
Long-Spring Education Holding Group Limited	The PRC	September 20, 2011	100%	Investment holding
Beijing Hengyue Education Technology Co., Ltd.	The PRC	July 11, 2017	100%	Publication and management service
Ordos Hengyue Education Technology Co., Ltd.	The PRC	July 8, 2017	100%	Investment holding
Ordos Hengshui Experimental High School	The PRC	August 4, 2017	100%	Formal education services*
Yunnan Zhongchuang Education Tutorial Academy	The PRC	August 28, 2012	100%	Tutorial services
Resorts District Hengshui Experimental Secondary School	The PRC	4 April 2014	100%	Formal education services*
Yunnan Hengshui Chenggong Experimental Secondary School	The PRC	23 July 2015	100%	Formal education services*
Yunnan Hengshui Experimental Secondary School—Xishan School	The PRC	1 July 2016	100%	Formal education services*
Yunnan Hengshui Yiliang Experimental Secondary School	The PRC	11 July 2016	100%	Formal education services*
Yunnan Long-Spring Foreign Language Secondary School	The PRC	18 April 2017	100%	Formal education services*
Qujing Hengshui Experimental Secondary School	The PRC	18 July 2017	100%	Formal education services*
Yunnan Yuxi Hengshui Experimental High School	The PRC	3 August 2017	100%	Formal education services*

*	Formal education services include middle, high and international school services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

The Consolidated Financial Statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and the Company’s ability to pursue financing arrangements to support its working capital requirements.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The Group has carried out a review of its cash flow forecast for the twelve months from the date of this consolidated financial statements. Based on such forecast, management believe that adequate sources of liquidity exist to fund the Group’s working capital and capital expenditures requirements, and other liabilities and commitments as they become due. In preparing the cash flow forecast, management have considered historical cash requirements, working capital and capital expenditures plans, estimated cash flows provided by operations, existing cash on hand, as well as other key factors, including the loan facility from a third party financial institution and the Parent’s support and guarantee that they would not call repayment of the related parties payables if such repayments would cause the Group to be unable to settle its liabilities to other parties when they fall due. Management believes the assumptions used in the cash forecast are reasonable. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

(b)	Principles of consolidation of VIEs

In order to comply with the PRC laws and regulations which prohibit foreign ownership of companies and institutions in compulsory educational services at middle school levels and restrict foreign investment in educational services businesses at the high school level, the Group operates its restricted business in the PRC through its VIEs, whose equity interest are held by the founders of the Group. The Group obtained the control over these VIEs by entering into a series of contractual agreements as details below:

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement, the shareholders of Long-Spring Education unconditionally and irrevocably granted Yunnan WFOE or its designated entity the right to purchase at any time all or part of their equity interests in Long-Spring Education at the lowest price applicable under PRC laws and regulations. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education also refrain from (1) selling, assigning, transferring, or otherwise disposing of the equity or sponsorship interest, (2) increasing or reducing the capital investment, (3) dividing the affiliated entities into or merging it with other entities, (4) disposing of any of the assets of the affiliated entities, (5) terminating or contradicting any material contract entered into by the affiliated entities, (6) procuring the affiliated entities to enter into transactions that may have material impact on their assets, liabilities, operations, equity structure, or other legal rights, (7) procuring the affiliated entities to declare or distribute profits and/or returns, (8) amending the article of association of the affiliated entities, and (9) allowing the affiliated entities to undertake any material obligation beyond normal business activities.

School Sponsor’s and Directors’ Rights Entrustment Agreement

Pursuant to the school sponsor’s and directors’ rights entrustment agreement, the school sponsors irrevocably authorized and entrusted Yunnan WFOE or its designated personnel to exercise all their rights as the school sponsor of each school, including but not limited to the right to appoint and/or elect directors, council members, and supervisors of the school, right to review the resolutions of the board of directors and the financial statement of the school, right to transfer school sponsor’s interest, and right to decide whether the school would be for-profit or non-profit. Each director appointed by the sponsor of each school unconditionally and irrevocably authorized and entrusted Yunnan WFOE to exercise all the rights as a director of the school, including but not limited to the right to attend meetings of the board of directors and vote, right to sign board resolutions and other legal documents and other rights of directors under the school’s articles of association and the applicable PRC laws.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Shareholders’ Rights Entrustment Agreement

Pursuant to the shareholders’ rights entrustment agreement, each shareholder of Long-Spring Education irrevocably authorized and entrusted Yunnan WFOE to exercise all the respective rights as shareholders of Long-Spring Education, including but not limited to the right to attend shareholder’s meeting and vote, right to sign shareholders’ resolutions and other legal documents, right to instruct the directors and other rights of shareholders under the school’s articles of association and the applicable PRC laws.

Power of Attorney

Pursuant to the school sponsors’ power of attorney, each school sponsor authorized and appointed Yunnan WFOE as its agent to exercise on its behalf a school sponsor’s rights. Pursuant to the directors’ power of attorney, each director of Long-Spring Education authorized and appointed Yunnan WFOE as his/her agent to exercise on his/her behalf a director’s rights. Pursuant to the shareholders’ power of attorney, each shareholder of Long-Spring Education authorized and appointed Yunnan WFOE as his/her/its agent to exercise on his/her/its behalf a shareholder’s rights.

Equity Pledge Agreement

Pursuant to the equity pledge agreement, the shareholders of Long-Spring Education unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interest in Long-Spring Education, as well as all related rights, to Yunnan WFOE as security for performance of all the contractual arrangements. Without Yunnan WFOE’s prior written consent, the shareholders of Long-Spring Education must not transfer the equity interest or create further pledge or encumbrance over the pledged equity interest. They also waived any pre-emptive rights upon enforcement, and Yunnan WFOE can enforce upon default by transferring all or part of the equity interest, selling the pledged equity interest, or disposing of the pledged equity interest in any other way to the extent permitted by PRC laws and regulations.

Spousal Undertaking

Pursuant to the spousal undertaking executed by the spouses of the shareholders of Long-Spring Education, the signing spouses consented to the contractual arrangements with respect to the equity interest in Long-Spring Education, including its pledge, transfer, and disposal in any other forms. The spouses will not participate in the operation, management, liquidation, or any other matters in relation to Long-Spring Education’s subsidiaries and affiliated schools. They authorized the shareholders of Long-Spring Education to exercise their shareholding rights on behalf of them to ensure the interest of Yunnan WFOE. This undertaking will not terminate until Yunnan WFOE and the spouses terminate it in writing.

Loan Agreement

Pursuant to the loan agreement, Yunnan WFOE agreed to provide interest-free loans to Long-Spring Education. Each loan will be for an infinite term until termination at the sole discretion of Yunnan WFOE. This agreement will terminate when all equity interests of the Long-Spring Education are transferred to Yunnan WFOE.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The agreements that transfer economic benefits of Long-Spring Education to the Group include:

Exclusive Technical Service and Management Consultancy Agreement and Business Cooperation Agreement

Pursuant to the exclusive technical service and management consultancy agreement and business cooperation agreement, Yunnan WFOE provides exclusive technical services to Long-Spring Education VIEs, including software, website, and on-site technical support and training. It also provides exclusive management consultancy services such as staff training, student recruitment support, internal management advisory, and market research and public relations. Each of the Long-Spring Education VIEs pays Yunnan WFOE a service fee equal to the total amount of surplus of its operation. Yunnan WFOE also reserves the exclusive proprietary rights to any technology or intellectual property developed in the course of the provision of services under the agreements. Without the prior written consent of Yunnan WFOE, Long-Spring Education VIEs cannot accept services provided by or establish similar cooperation relationship with any third-party. The agreements will remain effective unless Yunnan WFOE and/or the designated entity fully exercised its purchase rights pursuant to the exclusive call option agreement or unilaterally terminated by Yunnan WFOE with a 30-day advance notice. Unless otherwise required by applicable PRC laws, Long-Spring Education VIEs do not have any right to terminate the agreements.

Under the above agreements, the shareholders of Long-Spring Education irrevocably granted Yunnan WFOE the power to exercise all voting rights to which they were entitled. In addition, Yunnan WFOE has the option to acquire all of the equity interests in Long-Spring Education, to the extent permitted by the PRC laws and regulations, for nominal consideration. Finally, Yunnan WFOE is entitled to receive service fees for certain services to be provided to Long-Spring Education.

The Exclusive Call Option Agreement and Power of Attorney provide the Group with effective control over the Long-Spring Education, while the Equity Pledge Agreements secure the obligations of the shareholders of Long-Spring Education under the relevant agreements.

Because the Group, through Yunnan WFOE, has (i) the power to direct the activities of Long-Spring Education, that most significantly affect its economic performance and (ii) the right to receive substantially all of the benefits from Long-Spring Education, the Company is deemed the primary beneficiary of Long-Spring Education. Accordingly, the Company consolidates VIEs’ financial results of operations, assets and liabilities in the Group’s consolidated financial statements.

In December 2018, in connection with 2018 Share Incentive Plan, certain management personnel and employees of the Group through establishment of limited partnership entities (“PRC Partnership entities”) became legal shareholders of Long-Spring Education. The above VIE agreements (“2016 VIE Agreements”) were terminated and concurrently, new contractual VIE Agreements were entered into among Long-Spring Education, Long-Spring Education’s shareholders (including PRC Partnership entities) and Yunnan WFOE. The terms of the new contractual arrangements among Long-Spring Education, PRC Partnership entities and Yunnan WFOE are identical to the terms of the 2016 VIE Agreements.

Risks in relation to VIE structure

As Long-Spring Education VIEs were established as limited liability companies or organizations under the PRC law, their creditors do not have recourse to the general credit of Yunnan WFOE for the liabilities of Long-Spring Education VIEs, and Yunnan WFOE does not have the obligation to assume the liabilities of Long-Spring Education VIEs.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The Group believes that the contractual arrangements with Long-Spring Education VIEs are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

Long-Spring Education and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of Long-Spring Education, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there may be substantial uncertainty as to the outcome of any such legal proceedings.

•

Long-Spring Education and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•

If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions.

There is no VIE in which the Group has a variable interest but is not the primary beneficiary.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

		As of December 31,
		2017	2018
	Note
Current assets
Cash		54,046	46,515
Accounts receivable, net of allowance for doubtful accounts		7,164	8,457
Amounts due from related parties	i	54,570	174,306
Prepaid expenses and other current assets		17,161	23,293

Total current assets		132,941	252,571

Property and equipment, net		35,768	45,486
Intangible assets, net		59	50,990
Goodwill		—	40,218
Deferred tax assets		1,402	759
Other non-current assets		13,099	8,646

Total assets		183,269	398,670

Current liabilities
Deferred revenue from governments		2,296	9,940
Contract liabilities		83,344	126,853
Accounts payable		1,585	5,749
Amounts due to related parties	ii	19,519	99,608
Income tax payables		1,173	2,469
Accrued expenses and other payables		20,718	60,542

Total current liabilities		128,635	305,161

Deferred revenue from governments		8,299	5,059
Deferred tax liabilities		—	13,620
Contract liabilities		2,434	2,598
Other payables		480	19,154

Total liabilities		139,848	345,592

Note (i):

Amounts due from related parties consisted of (a) amounts due from related parties as disclosed in Note 20 and (b) inter-company receivables for advances made by the VIEs to other companies within the Group.

Note (ii):

Amounts due to related parties consisted of (a) amounts due to related parties as disclosed in Note 20 and (b) inter-company payables for advances received by VIEs from other companies within the Group.

The table sets forth the cash results of operations of the VIEs included in the Company’s consolidated statements of operations and comprehensive income:

	Years ended December 31,
	2017	2018
Net revenues	168,909	224,492
Net income	48,424	40,675

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The table sets forth the cash flows of the VIEs included in the Company’s consolidated statements of cash flows:

	Years ended December 31,
	2017	2018
Net cash generated from operating activities	63,788	96,270
Net cash used in investing activities	(22,594)	(89,972)
Net cash generated from financing activities	—	25,269

The unrecognized revenue producing assets that are held by the VIEs comprise of assembly workforce and intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

Costs recognized by the VIEs for management services provided by other entities within the Group were RMB30,979 and RMB32,515 for the years ended December 31, 2017 and 2018, respectively.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple performance obligations, estimate of the contract period of the government cooperative agreements, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable and other current assets, the realization of deferred income tax assets, the fair value of share-based compensation awards and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, which have original maturities of three months or less when purchased and are subject to an insignificant risk of changes in value.

The Group does not have any cash equivalents as of December 31, 2017 and 2018.

(e)	Fair value of financial instruments

The Group utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Group determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels (Note 7 and 12 to the consolidated financial statements):

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying values of financial instruments, which consist of cash, accounts receivable, net of allowance for doubtful accounts, amounts due from related parties, prepaid expenses and other current assets, accounts payable, accrued expenses and other payables, and amounts due to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(f)	Contract balances

The timing of revenue recognition, billings and cash collections result in accounts receivable, contract assets and contract liabilities. Accounts receivable are recorded at the billing amount, net of an allowance for doubtful account and is recognized in the period when the Company’s right to consideration is unconditional. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Group maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the accounts receivable aging, and the customers’ repayment patterns. The Group reviews its allowance for doubtful accounts on a customer-by-customer basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

A contract liability is the obligation to provide services or goods to a customer for which the Group has received consideration from the customer. If a customer pays the consideration before the Group provides services or goods to the customer, a contract liability is recognized when the payment is made or the payment is due.

(g)	Property and equipment

Property and equipment are carried at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Category	Estimated useful life
Buildings	18 - 20 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets
Furniture and office equipment	6 - 10 years
Electronic equipment	4 - 5 years
Vehicles	5 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

(h)	Leases

Leases are classified at the lease inception date as either a capital lease or an operating lease. A lease is a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. The Group records a capital lease as an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term.

Rental costs on operating leases are charged to expense on a straight-line basis over the lease term. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. Rental costs associated with building operating leases that are incurred during the construction of leasehold improvements and to otherwise ready the property for the Group’s intended use are recognized as rental expenses and are not capitalized.

(i)	Business combinations

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Liability-classified contingent consideration is measured at fair value at the acquisition date, and is remeasured at fair value at each subsequent reporting date (with changes in fair value recognized in the consolidated statement of comprehensive income/ (loss)) until the contingency is resolved.

(j)	Intangible assets

Acquired intangible assets comprised of government cooperative agreements and software. The government cooperative agreements acquired from business combination is recognized and measured at fair value and the acquired software are measured at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Category	Estimated useful life
Systems software	2 - 10 years
Government cooperative agreements	17 years

(k)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in the acquisition that are not individually identified and separately recognized.

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors, operating

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit.

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. No impairment losses were recorded for goodwill for the years ended December 31, 2017 and 2018.

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, intangible assets subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for long-lived assets for the years ended December 31, 2017 and 2018.

(m)	Commitment and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(n)	Revenue recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”). This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. The Group has early adopted the new standard as of January 1, 2017 using the full retrospective method which requires the Group to present its financial statements for all periods as if Topic 606 had been applied to all prior periods. The Group elects not to apply any practical expedient.

Revenue is recognized when control of promised goods or services is transferred to the Group’s customers in an amount of consideration to which the Group expects to be entitled to in exchange for those goods or services.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The Group follows the five steps approach for revenue recognition under ASC Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Group satisfies a performance obligation.

For contracts with customers that contain multiple performance obligations, determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The transaction price is allocated to the separate performance obligation on a relative standalone selling price basis. The standalone selling price is determined based on overall pricing objectives, taking into consideration market conditions, geographic locations and other factors.

The primary sources of the Group’s revenues are as follows:

Formal education services

The Group’s revenue is principally derived from the provision of boarding school educational services to students. The Group offers formal education program at the middle school and high school.

Tuition and accommodation fees received from formal education services are generally paid in advance prior to the beginning of each semester. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears.

Each contract with a student in respect of the formal education services contains multiple performance obligations consisting of the provision of the curriculum education services, after-school enrichment services, registration and transportation services (collectively as “educational services”), delivery of educational books and related materials (collectively as “educational materials”), boarding services and meal catering services. These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices.

Revenue attributable to educational services and boarding services is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period. The portion of tuition and boarding payments received from students but not earned is recorded contract liability and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s school is generally from September to January of the following year and from March to June. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms.

Revenue attributable to educational materials and meal catering services is recognized at point in time, when the control of the educational materials or underlying goods is passed to customers. The Group considers that it is acting as the principal in the transaction and recognizes revenue from sales of the educational materials and meal catering services on a gross basis.

Revenue from government cooperative arrangements

The Group has entered into certain long-term cooperative arrangements with local governments in areas where some of the schools are located. Pursuant to such arrangements, the Group is committed to admit certain number of local students as “publicly-sponsored students” who pay the tuition fees based on the amounts charged by a comparable public school. The difference between the fees charged by the Group to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

other students and the fees charged to publicly-sponsored students are subsidized by the local governments in the form of lump sum funding payments in the first few years of the cooperative arrangements. The government subsidies are recognized as “revenue from government cooperative arrangements” on a systematic basis when there is reasonable assurance that they will be received and the Group will comply with the conditions attaching to the agreements. In particular, revenue under these arrangements are recognized on a straight-line basis during the relevant school year for, and over the estimated period to which the subsidies relate, based on the difference in average tuition fee for private students and for publicly-sponsored students and the number of publicly-sponsored students of each academic year. When the Group has received payments from the governments before educational services are provided to these publicly-sponsored students, a deferred revenue from governments is recognized when the payments are received.

Throughout the whole period of cooperative arrangements, the governments also provide free access to certain buildings and dormitories and assign certain number of teachers who originally work in other public schools to the Group. These subsidies are determined as non-monetary government grants in a nonreciprocal transfer for which the fair value is not reliably estimable. Accordingly, the Group recognizes the asset or services and the relevant grants at their nominal amounts paid.

Tuition income from training programs

Revenue derived from providing Gaokao (the university entrance examination in China) repeaters’ education programs and other after-school is recognized over time, based on a straight-line basis over the program service period, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Education and management service fees

Revenue derived from 1) the education and management service provided to the third-party schools included logistic management services, school operation and management services and other services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. and 2) Since September 2017, the meal catering services are outsourced to certain vendors and the Group charges management service fee from these vendors. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Royalty income

Revenue derived from royalty income in respect of the Group’s copyright of certain publication and books. The royalty income is sales-based and recognized when the sales of the related publication and books occur.

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group may provide price concessions to the customers under education and management services contracts and royalty contracts in order to enter into new contracts or collect payments. The Group includes the estimate of the concession in the amount of consideration to which it ultimately expects to be entitled.

VAT collected from customers is excluded from revenue. The Company’s PRC subsidiaries and VIEs are subject to VAT. The deductible input VAT balance is recorded in prepaid expenses and other current assets, and VAT payable balance is recorded in the accrued expenses and other payables.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

(o)	Cost of revenues

Cost of revenues consists primarily of salaries to instructors and tutors, rental expenses for office and school space, depreciation and amortisation of properties and equipment, teaching materials and other costs directly attributable to the provision of the service revenue.

(p)	Selling and marketing expenses

Selling and marketing expense mainly consists of advertising costs which are expensed as incurred. Advertising costs amounted to RMB7,057 and RMB5,470 for the years ended December 31, 2017 and 2018, respectively.

(q)	Government grants

Except for the subsidies received under the government cooperative arrangements described in Note 2(n), government grants are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statements of comprehensive income/ (loss). Subsidies that are not associated with expenses are recognized as income from government grants.

(r)	Income tax

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not” that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not” realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carry forward periods, the Group’s experience with operating loss and tax credit carry forwards, if any, not expiring.

The Group recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group records interest related to unrecognized tax benefits in income tax expense and penalties in general and administrative expenses.

(s)	Share-based compensation

The Group accounts for the compensation cost from share-based payment transactions with employees based on the grant-date fair value of the equity instrument issued. The grant-date fair value of the award is recognized as compensation expense, net of forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period. When no future

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

services are required to be performed by the employee in exchange for an award of equity instruments, and if such award does not contain a performance or market condition, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

Share-based payment transactions with nonemployees in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the earlier of either the date on which the counterparty’s performance is complete or the date at which a commitment for performance by the counterparty to earn the equity instrument is reached.

The award in Parent shares granted to employees and non-employees of the Group would be accounted for as employee and non-employee awards in the Group’s consolidated financial statements. Compensation cost related to the grant of these share awards would be recorded at the Group level with a corresponding credit to equity, representing Parent’s equity contribution.

For further information on share-based compensation, see Note 12 below.

(t)	Employee benefits

Pursuant to relevant PRC regulations, the Group is required to make contributions to various defined contribution plans organized by municipal and provincial PRC governments. The contributions are made for each PRC employee at rates ranging from 31% to 37% on a standard salary base as determined by local social security bureau. Contributions to the defined contribution plans are charged to the consolidated statements of comprehensive income/ (loss) when the related service is provided.

(u)	Foreign currency translation and foreign currency risks

The Group use RMB as its reporting currency. The functional currency of the Company is the USD, whereas the functional currency of its PRC subsidiaries and consolidated VIEs is the RMB.

Foreign currency transactions during the period are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss and are reported in foreign currency exchange gain (loss) on a net basis.

The results of foreign operations are translated into RMB at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year.

Translation adjustments are reported in other comprehensive income and accumulated in the translation adjustment component of equity until the sale or liquidation of the foreign entity.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of the RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Group’s cash denominated in RMB amounted to RMB58,324 and RMB58,564 as of December 31, 2017 and 2018, respectively.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

(v)	Concentration of credit risk

The Group’s credit risk arises from cash, prepaid expenses and other current assets and other non-current assets and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentration of credit risk with respect to its prepayments.

The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash or to make significant down payments. Historically, credit losses on accounts receivable have been insignificant.

(w)	Recently issued accounting standards

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to the Related Party Guidance for Variable Interest Entities. ASU 2018-17 changes how entities evaluate decision-making fees under the variable interest entity guidance. To determine whether decision-making fees represent a variable interest, an entity considers indirect interests held through related parties under common control on a proportional basis, rather than in their entirety. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

In June 2018, FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The ASU expands the scope of ASC 718, Compensation—Stock Compensation to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of ASC 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that ASC 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that ASC 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606. The amendments in this ASU are effective for the Group since fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Group has early adopted the standard. Details of the accounting policy on share-based payment is disclosed in Note 2(s).

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

In January 2017, FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. The amendments in this ASU are effective for the Group for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group has early adopted this guidance. Details of the accounting policy on goodwill is disclosed in Note 2(k).

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU eliminates the probable initial recognition threshold in current GAAP and, instead, reflects an entity’s current estimate of all expected credit losses. The amendments in this ASU is effective for the Group for its fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted since fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance within ASU 2017-13, ASU 2018-01, ASU 2018-10, ASU 2018-11 and ASU 2018-20, collectively referred to as “ASC 842”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for the Group for annual reporting periods beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021. Early adoption is permitted. The Group does not plan to early adopt this guidance and is evaluating the impact of the new standard.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

3	CONTRACT BALANCES

(a)	Accounts receivable, net

Accounts receivable, net consisted of the following:

		As of December 31,
	Note	2017	2018
Accounts receivable derived from government cooperative arrangements	(i)	1,947	2,398
Accounts receivable from other customers	(ii)	29,548	6,075
Accounts receivable		31,495	8,473
Less: allowance for doubtful accounts		—	—

Accounts receivable, net		31,495	8,473

Including:
- Current portion		31,495	8,473

Note (i):

Accounts receivable derived from government cooperative arrangements were recorded when the educational services have been provided to publicly-sponsored students and the receivables are due in accordance with the payment schedule in the relevant agreements with the governments.

Note (ii):

When rendering education and management services and other services, the Group generally bills its customers in the period when the Group’s right to consideration is unconditional and transfer control over services in accordance with the contract terms.

Nil provision was provided to accounts receivable as of December 31, 2017 and 2018, respectively.

The aging analysis is as follows:

	As of December 31,
	2017	2018
Within 90 days (inclusive)	19,809	6,063
Over 90 days but within 1 year (inclusive)	11,686	2,410

	31,495	8,473
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	31,495	8,473

(b)	Contract liabilities

The balances of the Group’s contract liabilities are as following:

	As of December 31,
	2017	2018
Current liabilities	86,296	129,978
Non-current liabilities	6,319	4,422

Contract liabilities	92,615	134,400

The contract liabilities primarily relate to up-front payments from the Group’s customers for the formal educational services and training programs. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Movements in contract liabilities:

	2017	2018
Balance as of January 1,	64,402	92,615
Business combination (Note 7)	—	6,341
Increase in contract liabilities as a result of receiving advances	198,678	255,014
Decrease in contract liabilities as a result of recognition of revenues during the year	(170,465)	(219,570)

Balance as of December 31,	92,615	134,400

(c)	Deferred revenue from governments

The balances of the Group’s deferred revenue under government cooperative arrangements are as follows:

	As of December 31,
	2017	2018
Current liabilities	2,296	9,940
Non-current liabilities	8,299	5,059

Deferred revenue from governments	10,595	14,999

Movements in deferred revenue from governments:

	As of December 31,
	2017	2018
Balance as of January 1,	—	10,595
Business combination (Note 7)	—	6,100
Addition during the year	11,616	9,553
Recognized in revenue during the year	(1,021)	(11,249)

Balance as of December 31,	10,595	14,999

Deferred revenue from governments results from the financing funding collected from the governments for publicly-sponsored students before educational service are delivered to these students. The amount is recognized as revenue when the educational service are delivered to these students.

(d)	Transaction price allocated to the remaining performance obligation

As of December 31, 2018, approximately RMB134,400 of total revenues are expected to be recognized in future periods, the majority of which will be recognized over the next three years.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

4	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

		As of December 31,
	Note	2017	2018
Advances to third parties	(i)	2,000	12,344
VAT recoverable		2,899	6,694
Advances to employees		2,591	3,863
Deferred expenses		4,509	1,599
Prepaid rental fees		6,875	5,680
Deposits		1,585	1,580
Prepayments for goods and services		816	1,452
Others		2,464	1,969

		23,739	35,181
Less: allowance for doubtful accounts		(2,184)	(2,502)

Prepaid expenses and other current assets		21,555	32,679

Note (i):	The balance as of December 31, 2017 represents RMB2,000 advances to a third party for which full allowance is provided due to its remote collectability.

The balance as of December 31, 2018 included (1) RMB2,000 advances to a third party as described in preceding paragraph and (2) RMB10,344 advances to the former shareholder of newly acquired entity, namely Beijing Hengyue Education Technology Co., Ltd. (“Beijing Hengyue”) after Beijing Hengyue acquisition as disclosed in Note 7. The amount was subsequently settled by offsetting contingent consideration payable to the former shareholder of Beijing Hengyue in 2019.

5	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2017	2018
At cost:
Buildings	31,087	78,744
Leasehold improvement	17,714	28,238
Furniture and office equipment	5,074	9,055
Electronic equipment	8,398	14,207
Vehicles	2,307	2,301

	64,580	132,545
Less: accumulated depreciation	(10,231)	(17,245)

Property and equipment, net	54,349	115,300

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Depreciation of property and equipment was RMB5,156 and RMB7,194 for the years ended December 31, 2017 and 2018, respectively, and included in the following captions:

	Years ended December 31,
	2017	2018
Cost of revenues	2,715	3,629
General and administrative expenses	2,441	3,565

Total	5,156	7,194

6	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of December 31,
	2017	2018
Systems software	920	1,840
Government cooperative agreements	—	52,000

	920	53,840
Less: accumulated amortization	(38)	(1,401)

Intangible assets, net	882	52,439

The Group’s government cooperative agreements were acquired in a business combination (Note 7) for the cooperation with local governments to admit certain number of publicly-sponsored students. The cooperation period is 17 years as stipulated on these cooperative agreements.

Amortisation of intangible assets was RMB23 and RMB1,363 for the years ended December 31, 2017 and 2018, respectively.

Estimated future amortisation expense related to these intangible assets is as follows:

Fiscal year ending December 31,
2019	3,256
2020	3,250
2021	3,236
2022	3,236
2023	3,236
Thereafter	36,225

Total	52,439

7	BUSINESS COMBINATION

The movement of goodwill is set out as below:

	2017	2018
Balance as of January 1,	—	—
Addition during the year	—	40,218

Balance as of December 31,	—	40,218

The Group did not incur impairment loss on goodwill for the year ended December 31, 2018.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Beijing Hengyue Acquisition

On July 13, 2018, the Group acquired all of the equity interests in Beijing Hengyue and its subsidiaries from a third party for an aggregated purchase price of RMB78,750. Pursuant to the share purchase agreement, the Group paid 50% of the purchase consideration upon closing date of the acquisition, while the remaining 50% of the purchase consideration is payable subject to achievement of certain specified financial performance conditions for 2018 and 2019. In determining the fair value of the contingent consideration, the Group considered the expected adjusted net income for 2018 and 2019 and their associated probabilities, resulting in expected payments of contingent consideration and the present value of which were recognised as acquisition-date fair value of the consideration transferred of RMB76,496. As of December 31, 2018, total contingent consideration payables of RMB37,852, of which RMB19,380 was recorded in current accrued expenses and other payables and RMB18,472 were recorded in non-current other payables.

Beijing Hengyue is incorporated under the PRC law and is principally engaged in the provision of full spectrum private fundamental education and complementary education services in Ordos, Inner Mongolia, China.

The transaction was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The results of Beijing Hengyue’s operations have been included in the Company’s consolidated financial statements since the acquisition date. The revenue and net income of Beijing Hengyue from the acquisition date to December 31, 2018 is RMB62,791 and RMB11,520, respectively.

The identifiable assets acquired and liabilities assumed in the business combination were recorded at their fair values on the acquisition date and consisted of the following major items.

	Note
Fair value of consideration		76,496
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash		17,776
Property and equipment		166
Intangible assets	(i)	52,047
Other assets		326
Accounts payable		(1,355)
Contract liabilities	(ii)	(6,341)
Deferred tax liabilities		(13,496)
Deferred revenue from governments	(ii)	(6,100)
Other liabilities		(6,745)

Total identifiable net assets at fair values		36,278

Goodwill	(iii)	40,218

Note (i):

Intangible assets acquired mainly included the government cooperative agreements with relevant local government of RMB52,000 with an estimated useful life of 17 years. Such cooperative agreement would enable the Group to get government subsidies for their publicly-sponsored students over the beneficial periods of 17 years.

Note (ii):	The fair value of the contract liabilities and deferred revenue were estimated based on the costs of fulfilling the obligations plus a normal profit margin under income approach.
Note (iii):	Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed in the acquisition. Goodwill is assigned to the formal education

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

services reporting unit. Goodwill primarily represents the expected synergies from combining operations of Beijing Hengyue with those of the Group and intangible assets that do not qualify for separate recognition and is not deductible for tax purposes. In accordance with ASC350, goodwill is not amortized but is tested for impairment.

Unaudited Pro Forma Financial Information

The following unaudited pro forma consolidated financial information for the years ended December 31, 2017 and 2018 is presented as if the acquisition had been consummated on January 1, 2017 and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

Unaudited pro forma consolidated statements of comprehensive income/ (loss) for the years ended December 31, 2017 and 2018:

	Years ended December 31,
	2017	2018
Revenues	209,179	268,922
Net income/ (loss)	45,570	(166,649)

8	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,
	2017	2018
Prepaid rental fees	10,970	5,290
Deposits	1,650	2,659
Others	1,084	1,840

Other non-current assets	13,704	9,789

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

9	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables, current and non-current, consisted of the following:

			As of December 31,
	Note		2017	2018
Accrued payroll and welfare benefits			14,574	21,869
Contingent consideration payables for a business combination (Note 7)	(i	)	—	37,852
Government subsidies received on behalf of certain teachers and students	(ii	)	2,471	8,091
Other tax payables			4,860	9,508
Deposits received			2,842	5,234
Accrued service fees			1,521	10,688
Accrued utilities fees			972	1,746
Others			2,690	5,012

Accrued expenses and other payables			29,930	100,000

Including:
- Current portion			28,884	78,959
- Non-current portion			1,046	21,041

Note (i):	Current portion and non-current portion of the contingent consideration payables for a business combination (Note 7) as of December 31, 2018 was RMB19,379 and RMB18,474, respectively.
Note (ii):	These amounts were collected by the Group on behalf of certain teachers and students from local governments for their welfare expenditures and housing allowance, etc.

10	LEASES

Operating leases

The Group leases property and other equipment that are classified as operating leases. The majority of the Group’s operating leases expire at various dates though 2036.

Future minimum operating lease payments as of December 31, 2018 are summarized as follow:

Twelve-months ending December 31,
2019	3,300
2020	3,300
2021	3,300
2022	3,300
2023	3,300
Thereafter	39,600

Total	56,100

Rental expenses were approximately RMB12,247 and RMB16,388 for the years ended December 31, 2017 and 2018, respectively. The Group did not sublease any of its operating leases for the periods presented.

11	SHARE CAPITAL

The Company was incorporated in Hong Kong on September 28, 2016. One share was issued on the date of incorporation.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

On March 6, 2017, the Company received cash injection of USD1,500 (approximate to RMB6,878) from the Parent.

12	SHARE-BASED COMPENSATION

Share Incentive Plan

In December 2018, the Parent adopted the 2018 Share Incentive Plan (the “Plan”) for the granting of the Parent’s restricted shares to key employees, directors of the Group’s subsidiaries and VIEs and external consultants in exchange for their services to the Group.

Restricted Shares to directors, officers and employees

In December 2018, the Parent granted 279,088 restricted shares to employees, officers and directors at share prices at the range of RMB0.07-0.10 per share. There is no service period or other conditions for the employees, officers and directors pursuant of the Plan. Such shares vested immediately on the date of grant. Meanwhile, one of the shareholders of the Parent transferred 1,195,549 restricted shares to employees, officers and directors at share prices at the range of RMB0-0.07 per share. For restricted shares granted or transferred to the employees, officers and directors of the Group’s subsidiaries and VIEs, the difference between the grant-date fair value of the restricted share and purchase price is recognized as compensation expenses with corresponding credit to the equity on the grant date, representing the Parent’s equity contribution. The relevant proceeds of RMB 27,149 from issuance of such restricted shares of the Parent were received by Long-Spring Education in December 2018 and were also recognized as Parent’s equity contribution.

The Group recognized share-based compensation expenses of RMB172,919, included in general and administrative expenses, for the year ended December 31, 2018 related to the restricted share award granted and transferred in December 2018.

Restricted Shares to non-employee consultants

In December 2018, the Parent granted 499 restricted shares to an external consultant at a share price of RMB0.10 per share. Meanwhile, one of the shareholders of the Parent transferred 71,310 restricted shares to another external consultant at a share price of RMB0.07 per share.

The services performed by these external consultants to the Group include marketing, screening potential acquisition targets, strategic, business, operation, and financial planning services.

These granted restricted shares to these non-employees do not contain a performance commitment and the shares to external consultants vest immediately when counterparty complete the performance.

The Group measures the fair value of restricted shares issued in exchange for services and recognizes the related share-based compensation expenses when counterparty completes the performance. The Group recognized share-based compensation expenses of RMB4,845 relating to restricted shares issued to non-employees, included in general and administrative expenses, for the year ended December 31, 2018.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The fair value of the restricted shares was estimated on the grant date for employees’ restricted shares or the performance completion date for non-employees’ restricted shares using income approach-discounted cash flow method with the following assumptions used.

December 3, 2018
Weight average cost of capital (“WACC”)	15%
Discount for lack of marketability (“DLOM”)	12%
Fair value of each restricted share	RMB0.138

(1)	WACC

WACC is the weighted average of the estimated rate of return required by equity and debt providers for an investment of this type. The required return rate from equity and debt holders relates to perceived risk.

(2)	DLOM

According to the restricted period in the Plan, the DLOM is calculated and applied in this exercise as at the valuation date is 12%.

(3)	Fair value of restricted share

The estimated fair value of the restricted share was determined based on a retrospective valuation.

13	REVENUES

Revenues consisted of the following:

	Years ended December 31,
	2017	2018
Revenue from customers
Formal education services
- Educational services	97,206	143,127
- Boarding	5,642	11,107
- Meal catering services	10,631	—
- Sale of educational materials	10,584	14,524
Subtotal	124,063	168,758

Tuition income from training programs	57,033	50,812
Education and management service fees	4,664	13,467
Royalty income	10,194	—
Others	7,542	7,004

	203,496	240,041
Revenue from government cooperative agreements	2,968	13,647

Revenues	206,464	253,688

14	DONATION

Pursuant to a donation agreement entered into between a university fund and the Group in June 2018, the Group will donate RMB10,000 each year to the university fund from 2018 to 2022 to assist a research on fundamental education program. The Group would not have any right nor can benefit from such research. The Group made a cash donation to the university fund of RMB10,000 each in 2018 and 2019 according to the donation agreement.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

In September 2019, the donation agreement was cancelled as a result of the mutual agreement between the university fund and the Group and thus the Group will not have any future obligations.

15	INCOME TAX

Under the current Hong Kong Inland Revenue Ordinance, the Company is subject to Hong Kong profits tax at the rate of 16.5% on its taxable income generated from the operations in Hong Kong. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiary to the Company is not subject to withholding tax in Hong Kong. No provision for Hong Kong profits tax has been made as the Group had no assessable profits derived from or earned in Hong Kong during the years ended December 31, 2017 and 2018.

On March 16, 2007, the National People’s Congress of the PRC enacted the Enterprise Income Tax Law (“EIT Law”), under which domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. The Group’s PRC subsidiaries and VIEs are subject to the statutory income tax rate at 25% unless otherwise specified. Pursuant to Article 2 of Circular Caishui (2011) No. 58 “Notice of the State Administration of Taxation of the General Administration of Customs of the Ministry of Finance on Taxation Policies Concerning the Further Implementation of the Strategy for the Great Development of the West”, Yunnan WFOE and Yunnan Zhongchuang Education Tutorial Academy were qualified to enjoy 15% preferential income tax rate under “Development Plan for Western China” from 2017 to 2020 if they continue to satisfy all the requirement in each of those years.

Under the EIT Law and its implementation rules, an enterprise established outside China with a “place of effective management” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as China resident enterprises for 2008 EIT law purposes.

If the PRC tax authorities subsequently determine that the Company is deemed China resident enterprise, the Company will be subject to the PRC income tax at the rate of 25%. Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries and VIEs on or after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.

According to the Implementation Rules for the Law for Promoting Private Education in 2004, or the 2004 Implementing Rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The 2004 Implementing Rules provide that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns.

As of December 31, 2018, some of the Group’s affiliated schools have benefitted from the corporate income tax exemption treatment since their respective establishments.

As confirmed by the local tax authorities, Yunnan Hengshui Chenggong Experimental Secondary School, Resorts District Hengshui Experimental Secondary School, Yunnan Hengshui Experimental Secondary

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

School—Xishan School, Yunnan Hengshui Yiliang Experimental Secondary School, Qujing Hengshui Experimental Secondary School and Yunnan Yuxi Hengshui Experimental High School are exempt from income taxes for the years ended December 31, 2017 and 2018. For Long-Spring Education Foreign Language Secondary School and Ordos Hengshui Experimental High School, as they have not received confirmation from the local tax authorities on whether they are exempt from income taxes, these two schools have adopted the unified 25% enterprise income tax rate.

According to the Law of the People’s Republic of China on the Promotion of Private Education (“Private Education Law”) as revised in 2016, non-profit private schools will be entitled to similar tax benefits as public schools. However, taxation policies for for-profit private schools are still unclear as more specific provisions are to be introduced and all the schools sponsored by the Group had not elected to change or re-register their statuses as of date of this consolidated financial statements, except for Qujing Hengshui Experimental Secondary School, which has registered as non-profit school in June 2019. As such, the Group is unable to determine the overall taxation impact of the Private Education Law on the net revenues and profitability in future fiscal years.

The Group has recognized deferred tax liability for the undistributed earnings of Yunnan WFOE and its subsidiaries of RMB4,332 and RMB nil as of December 31, 2017 and 2018 for applicable withholding tax when dividends paid to non-PRC-resident corporate investors.

The Group has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs, as the Group plans to indefinitely reinvest these earnings in the PRC. Each of the VIEs does not have a plan to pay dividends in the foreseeable future and intends to retain any future earnings for use in the operation and expansion of its business in the PRC.

The operating results before income tax and the provision for income taxes by tax jurisdictions for the years ended December 31, 2017 and 2018 are as follows:

	Years ended December 31,
	2017	2018
Income/ (loss) before income taxes:
PRC entities	59,874	(159,500)
Hong Kong	—	—

Total income/ (loss) before income taxes:	59,874	(159,500)

Current tax expenses:
PRC entities	10,343	16,088
Total current tax expenses	10,343	16,088

Deferred tax expense/ (benefits):
PRC entities	2,422	(5,902)
Total deferred tax expenses/ (benefits)	2,422	(5,902)

Total income taxes expenses	12,765	10,186

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The actual income tax expense reported in the consolidated statements of comprehensive income/ (loss) differs from the amount computed by applying the PRC statutory income tax rate to income before income taxes due to the following:

	Years ended December 31,
	2017	2018
PRC statutory income tax rate	25.00%	25.00%
Tax effect of non-taxable income	(5.98%)	0.16%
Effect of valuation allowances	0.84%	(0.81%)
Tax effect of current year permanent differences	3.67%	(20.97%)
Deferred income tax liabilities for undistributed profits	6.07%	2.72%
Withholding income tax accrued for declared dividends	—	(3.67%)
Effect of preferential tax rate	(8.28%)	(8.82%)

Effective income tax rate	21.32%	(6.39%)

The components of deferred tax assets and liabilities are as follows:

	As of December 31,
	2017	2018
Deferred tax assets:
Allowance for doubtful accounts	346	400
Deductible donation expenses carried forwards	—	1,507
Accrued expenses	1,247	2,943
Registration fees	1,923	2,075
Net operating loss carry forwards	147	502

Total gross deferred tax assets	3,663	7,427
Valuation allowance on deferred tax assets	(668)	(1,961)

Deferred tax assets, net of valuation allowance	2,995	5,466

Deferred tax liabilities:
Property and equipment	—	(650)
Intangible assets	—	(12,681)
Government grants	—	(975)
Undistributed profits	(4,332)	—

Total deferred tax liabilities	(4,332)	(14,306)

Net deferred tax liabilities	(1,337)	(8,840)

Analysis as:
Deferred tax assets	2,995	4,781
Deferred tax liabilities	(4,332)	(13,621)

Net deferred tax liabilities	(1,337)	(8,840)

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or the VIEs’ earnings within the Group.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	2017	2018
Balance as of January 1,	168	668
Increase during the year	500	1,293

Balance as of December 31,	668	1,961

Management believes it is more likely than not that the deferred tax asset, net of the valuation allowance as of December 31, 2018, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Group determined the valuation allowance on an entity by entity basis. The valuation allowance, which is primarily related to Long-Spring Education and Long-Spring Education Foreign Language Secondary School with net operating loss carry-forwards for which the Company does not believe it will ultimately be realized, was RMB668 and RMB1,961 as of December 31, 2017 and 2018, respectively. Long-Spring Education and Long-Spring Education Foreign Language Secondary School were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

The net operating losses carry forwards of the Group’s PRC subsidiaries amounted to RMB2,008 as of December 31, 2018, of which RMB553 and RMB1,455 will expire if unused by December 31, 2022 and 2023, respectively.

The Group recognizes the benefit of positions taken or expected to be taken in tax returns in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2017	2018
Balance as of January 1,	480	1,046
Additions on tax positions	566	1,521
Reductions due to expiration	—	—

Balance as of December 31,	1,046	2,567

In 2018 and 2017, the Group increased its unrecognized tax benefits by RMB566 and RMB1,521, respectively, related to uncertainty with regards to the deductibility of certain business expenses incurred during the years. The unrecognized tax benefits balance as of December 31, 2017 and 2018 were RMB1,046 and RMB2,567 respectively, all of which, if recognized upon audit settlement or statute expiration, would affect the effective tax rate. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

16	DISTRIBUTION OF PROFIT

(a)	Distribution of profits

According to the resolutions of the board of director of the Company on November 27, 2018, the dividends declared to the shareholder were RMB80,614. Dividends of RMB 27,880 were paid in November 2018 and unpaid dividends of RMB52,734 were recorded in amounts due to related parties as of December 31, 2018.

(b)	Reserves

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and consolidated VIEs in the PRC must take appropriations from after-tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The legal reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of the PRC Company’s registered capital. The other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The legal reserve as of December 31, 2017 and 2018 was RMB4,813 and RMB4,818, respectively.

Each of the schools is required to appropriate 25% of its after-tax profits to a non-distributable education development reserve for the construction or maintenance of the school or procurement or upgrading of educational equipment. In accordance with the Law of Promoting Private Education, this reserve can only be used for school construction, maintenance and upgrade of education equipment. The development reserve is restricted net assets of the schools which are un-distributable to the Company in the form of dividends or loans. The education development reserve as of December 31, 2017 and 2018 was RMB11,295 and RMB16,392, respectively.

17	EARNINGS/ (LOSS) PER ORDINARY SHARE

The Company issued one (1) share upon its incorporation on September 28, 2016. The net income attributable to the ordinary shareholder of the Company and the basic and dilutive earnings per share were RMB47,109 for the year ended December 31, 2017. The net loss attributable to the ordinary shareholder of the Company and the basic and dilutive loss per share were RMB169,686 for the year ended December 31, 2018.

18	SEGMENT INFORMATION

The Group has one operating segment, which is engaged in provision of full spectrum private fundamental education and complementary education services. The Group’s chief operating decision maker is the chief executive officer of the Group who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. Accordingly, no reportable segment information is presented.

During the years ended December 31, 2017 and 2018, substantially all of the Group’s operations and long-lived assets were in the PRC.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

19	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding as of December 31, 2017 and 2018 not provided for in the consolidated financial statements were as follows:

	As of December 31,
	2017	2018
Contracted for	31,500	11,695

(b)	Lease commitments

The Group’s lease commitments are disclosed in Note 10.

(c)	Other commitments

As disclosed in Note 14, the Group was obliged to donate RMB10,000 each year to a university fund from 2018 to 2022 to assist a research on fundamental education program, which was subsequently cancelled as a result of the mutual agreement between the university fund and the Group after donating RMB10,000 in 2018 and 2019 respectively.

20	RELATED PARTY TRANSACTIONS

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

In 2017 and 2018, the related parties of the Group are as follows:

Name of party	Relationship
Long-Spring Education Group	The Parent
Zhang Shaowei (“Mr. Zhang”)	Director of the Company
Wu Yu	Director of the Company
Zhang Shaodong	Mr. Zhang’s immediate family member
Yunnan Long-Spring Education Technology Co., Ltd. (“Yunnan Long-Spring”)	Entity controlled by Mr. Zhang
Suzhou Long-Spring Education Technology Co., Ltd. (“Suzhou Long-Spring”)	Entity controlled by Mr. Zhang
Yunnan Huayiweiming Technology Co., Ltd. (“Yunnan HYWM”)	Entity controlled by Mr. Zhang
Xi’an Long-Spring Education Technology Co., Ltd. (“Xi’an Long-Spring”)	Entity controlled by Mr. Zhang
Shanghai Long-Spring Education Technology Co., Ltd. (“Shanghai Long-Spring”)	Entity controlled by Mr. Zhang
Beijing Hengzhong Education Technology Co., Ltd. (“Beijing Hengzhong”)	Entity controlled by Mr. Zhang
Kunming Chenggong Times Giant Tutorial Co., Ltd. (“Kunming Chenggong”)	Entity controlled by Mr. Zhang
Yunnan Qidi Primary School (“Yunnan Qidi”)	Entity controlled by Mr. Zhang

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

(a)	Major transactions with related parties

	Note	Years ended December 31,
		2017	2018
Net advances to/(repayment from) related parties
- Mr. Zhang	(i)	7,276	8,745
- Zhang Shaodong		—	3,200
- Yunnan HYWM	(i)	34,355	(22,396)
- Suzhou Long-Spring	(iii)	—	31,000
- Yunnan Long-Spring		—	4,000
- Kunming Chenggong		—	2,500
- Xi’an Long-Spring		2,050	(2,050)
- Others		10	(11)

Total		43,691	24,988

Expenses paid on behalf of
- Mr. Zhang		—	5,018
- Wu Yu		—	558
- Kunming Chenggong		—	866
- Yunnan Long-Spring		—	45

Total		—	6,487

Acquisition and disposal of subsidiaries
- Kunming Chenggong	(ii)	—	3,423
- Yunnan Long-Spring	(ii)	—	742

Total		—	4,165

Provisions of advisory services
- Beijing Hengzhong		1,477	—

Purchase of goods and services
- Yunnan HYWM		490	—
Net receipts on behalf of
- Mr. Zhang		842	—
- The Parent	(iv)	—	26,000
- Others		47	17

Total		889	26,017

Borrowings from a related party
- The Parent	(iv)	—	9,467

Note (i):

Yunnan HYWM was an entity controlled by Mr. Zhang with no substantive operations since its incorporation. In 2017, the Group made advances of RMB34,355 to Mr. Zhang and his family member through transfer advances to Yunnan HYWM, of which RMB22,396 were collected in 2018. The amounts due from Yunnan HYWM, which were ultimately due from Mr. Zhang and his family member, were RMB35,695 and RMB13,299 as of December 31, 2017 and 2018 respectively.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Note (ii):

On August 26, 2018, the Group disposed 100% equity interest of Kunming Chengong to Yunnan Long-Spring for nil consideration as Kunming Chengong has not conducted any operation nor held any assets and is a shell company. No gain or loss was recognized as a result of the transaction for the year ended December 31, 2018. On September 15, 2018, the Group then transferred certain of its training program business to Kunming Chenggong for a consideration of RMB3,423, which was equal to the carrying amount of the net assets of the disposed training program business, pursuant to a business transfer agreement. No gain or loss was recognized as a result of the transaction for the year ended December 31, 2018.

On October 30, 2018, the Group and Yunan Long-Spring entered into an equity transfer agreement through which the Group sold its 100% equity interests in Beijing Long-Spring Education Technology Co., Ltd. to Yunan Long-Spring for a consideration of RMB742 which was equal to the carrying amount of the net assets amount of the disposed company. No gain or loss was recognized as a result of the transaction for the year ended December 31, 2018.

(b)	Balances with related parties

		As of December 31,
	Note	2017	2018
Amounts due from related parties
- Mr. Zhang	(i)	27,018	40,781
- Zhang Shaodong	(i)	—	3,200
- Wu Yu		—	558
- Suzhou Long-Spring	(iii)	—	31,000
- Yunnan HYWM	(i)	35,695	13,299
- The Parent		5,400	5,400
- Xi’an Long-Spring		2,050	—
- Kunming Chenggong		—	6,789
- Beijing Hengzhong		2,231	—
- Yunnan Long-Spring		935	5,722
- Others		10	—

Total		73,339	106,749

Amounts due to related parties
- Mr. Zhang		18,087	18,087
- The Parent	(iv)	—	89,029
- Others		87	104

Total		18,174	107,220

The Company’s director, Mr. Zhang owns or controls other non-listing business (“Related Party Companies”) that from time to time require short-term financing to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund its operations, the Group issued financing to Mr. Zhang and his immediate family members and his Related Party Companies during the periods presented. The financing was provided in the form of interest-free advances and expenses paid on their behalf. Advances do not have a fixed term and are repayable upon demand.

Note (iii):	The amounts represent the interest-free funding to Suzhou Long-Spring for its kindergarten business’s daily operating needs. The amounts were fully collected in 2019.
Note (iv):	The amounts mainly include (a) dividends payable of RMB52,734. See Note 16(a); (2) receipt on behalf of the Parent of RMB26,000; (3) Borrowings of RMB10,295.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

21	SUBSEQUENT EVENTS

(a)	Reorganization

In order to raise capital for the Group through an IPO, the Group undertook certain reorganization procedures in 2018 and 2019, as followings:

On September 19, 2018, First High-School was incorporated as an exempted company with limited liability in the Cayman Islands with an authorized share capital of US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each. On the same day, the solely issued one share of First High-School was transferred to the Parent, which made First High-School wholly-owned by the Parent. First High-School is the proposed listing entity.

On September 20, 2018, Long-Spring International Education Group Holdings Ltd. (“Long-Spring BVI”) was incorporated in the British Virgin Islands by the Parent.

On August 29, 2019, First High-School acquired and the Parent surrendered one issued share in Long-Spring BVI pursuant to a written resolution which made Long-Spring BVI wholly-owned by First High-School.

On September 2, 2019, the Parent transferred one solely issued ordinary share in the Company to Long-Spring BVI for a consideration of HK$1.00 pursuant to Instrument of Transfer and resulted in the Company became a wholly-owned subsidiary of Long-Spring BVI.

Consequently, First High-School became the Group’s holding company upon completion of the above transactions in September 2019 which will be accounted for as a reverse capitalization of the Group as First High-School was a newly formed entity with no pre-combination activities. The consolidated financial statements of First High-School for periods prior to the completion of the reorganization would be substantially the same as the consolidated financial statements of the Group.

(b)	Finance Leases

On April 4 and 9, 2019, the Group entered into sale and leaseback contracts with Far Eastern International Leasing Co., Ltd. for an aggregated consideration of RMB33,800 with payable in eight (8) instalments till April 23, 2021. The leased items are mainly multi-media computers, video conference equipment, computers and other teaching equipment.

(c)	New investments

The Group’s new investments in 2019 are as follows:

1)

On January 10, 2019, the Group established Kunming Guandu Hengshizhong Education Tutorial School with a registered capital of RMB10,000, which was registered as a for-profit private school and engaged in Gaokao repeaters’ education programs in Kunming, Yunnan province.

2)

On June 14, 2019, the Group established Xinping Hengshui Experimental Middle School with a registered capital of RMB3,000, which was registered as a non-profit private school and engaged in middle school education programs in Xinping, Yunnan province.

3)

On June 20, 2019, the Group, Bejing Zhongchuang Northern Education Technology Co., Ltd. and China Youth Science and Education (Beijing) Cultural Development Co., Ltd. jointly established Shanxi Long-Spring Enterprise Management Co., Ltd. with a registered capital of RMB10,000, which was mainly engaged in event and marketing activities. The Group subscribed for capital contribution of RMB5,600, accounting for 56% equity interest of Shanxi Long-Spring Enterprise Management Co., Ltd.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

4)

On July 5, 2019, the Group established Xinping Hengshi Experimental High School Co., Ltd. with a registered capital of RMB10,000, which was registered as a for-profit private school for high school education programs.

The Group has performed an evaluation of subsequent events through January [    ], 2020, which is the date the consolidated financial statements are issued, with no other material events or transactions identified that should have been recorded or disclosed in the consolidated financial statements.

22	RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries and VIEs incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries and VIEs.

In accordance with the PRC laws and regulations, statutory reserve funds shall be made and can only be used for specific purposes and are not distributable as cash dividends. As a result of these PRC laws and regulations that require annual appropriations of 10% of net after tax profits to be set aside prior to payments of dividends as general reserve fund or statutory surplus fund; and in private school sector, annual appropriations of 25% of net after tax profits to be set aside prior to payments of dividends as development fund. The Group’s PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company.

As of December 31, 2018, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB72,518.

23	CONDENSED FINANCIAL STATEMENTS OF THE COMPANY

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable to disclose the condensed financial information of the Company as of and for the years ended December 31, 2017 and 2018.

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income/ (loss) from its subsidiaries and VIEs is reported as share of income/ (loss) from subsidiaries and VIEs in the condensed financial statements. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted.

As of December 31, 2018, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Condensed Balance Sheets

	As of December 31,
	2017	2018
Assets
Current assets
Amounts due from related parties	—	52,734

Total current assets	—	52,734
Non-current assets
Investments in subsidiaries and VIEs	80,680	33,366

Total non-current assets	80,680	33,366

Total assets	80,680	86,100

Liabilities and Shareholder’s Equity
Current liabilities
Amounts due to the Parent	—	52,734

Total current liabilities	—	52,734

Total liabilities	—	52,734

Shareholder’s equity
Ordinary share (HK$1 per share, one (1) share authorized, issued and outstanding as of December 31, 2017 and 2018)	—	—
Additional paid-in capital	16,878	221,791
Retained earnings/ (accumulated deficit)	67,027	(183,273)
Accumulated other comprehensive loss	(3,225)	(5,152)

Total shareholder’s equity	80,680	33,366

Total liabilities and shareholder’s equity	80,680	86,100

Condensed Statements of Comprehensive Income/ (Loss)

	Years ended December 31,
	2017	2018
Share of income/ (loss) from subsidiaries and VIEs	47,109	(169,686)

Net income/ (loss) before income taxes	47,109	(169,686)

Income tax expense	—	—

Net income/ (loss) of the Company	47,109	(169,686)

Other comprehensive loss	(4,066)	(1,927)

Comprehensive income/ (loss)	43,043	(171,613)

LONG-SPRING EDUCATION (HK) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data, or otherwise noted)

Condensed Statements of Cash Flows

	Years ended December 31,
	2017	2018
Net cash used in operating activities	—	—

Payment for an investment	(6,878)	—

Net cash used in investing activities	(6,878)	—
The Parent’s contribution	6,878	—

Net cash generated from financing activities	6,878	—
Net increase in cash	—	—

(This page has been left blank intentionally.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering amended and restated memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we [have] issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S or Rule 701 under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Class of Securities		Number of Securities		Consideration (US$)
[Longwater Topco B.V.]		[Ordinary share	]	[2,995,008	]	[29.95008	]
[Visionsky Group Limited]		[Ordinary share	]	[2,776,902	]	[27.76902	]
[Brightenwit Group Limited]		[Ordinary share	]	[449,251	]	[4.49251	]
[Long-Spring Education Management Limited]		[Ordinary share	]	[705,457	]	[7.05457	]
[Long-Spring Education Technology Limited]		[Ordinary share	]	[208,653	]	[2.08653	]
[Long-Spring Education Consulting Limited]		[Ordinary share	]	[29,841	]	[0.29841	]
[ZLD Investments Limited]		[Ordinary share	]	[28,524	]	[0.28524	]
[Long-Spring Education International Limited]		[Ordinary share	]	[502,163	]	[5.02163	]
[Top Jade International Limited]		[Ordinary share	]	[71,310	]	[0.7131	]

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-4.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the note thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)

For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of underwriting agreement

3.1*	Memorandum and articles of association of the Registrant, as currently in effect

3.2*	Form of amended and restated memorandum and articles of association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s specimen American depositary receipt (included in Exhibit 4.3)

4.2*	Registrant’s specimen certificate for ordinary shares

4.3*	Form of deposit agreement, by and among the Registrant, the depositary and holders of the American Depositary Receipts

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters

10.1*	Form of employment agreement between the Registrant and the executive officers of the Registrant

10.2*	Form of indemnification agreement by and between the Registrant and its directors and executive officers

10.3*	English translation of exclusive technical service and management consultancy agreement and business cooperation agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018

10.4*	English translation of exclusive call option agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018

10.5*	English translation of power of attorney granted by Long-Spring Education dated December 13, 2018

10.6*	English translation of equity pledge agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018

10.7*	English translation of school sponsors’ and directors’ rights entrustment agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018

10.8*	English translation of shareholders’ rights entrustment agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018

10.9*	English translation of spousal undertaking among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018

10.10*	English translation of loan agreement among Yunnan WFOE, our affiliated entities, and the shareholders of Long-Spring Education, dated December 13, 2018

21.1*	List of subsidiaries and affiliated entities of the Registrant

23.1*	Consent of KPMG Huazhen LLP

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3*	Consent of Jingtian & Gongcheng (included in Exhibit 99.2)

Exhibit Number	Description of Document

23.4*	Consent of China Insights Consultancy Limited

24.1*	Powers of attorney (included on signature page)

99.1*	Code of business conduct and ethics of the Registrant

99.2*	Opinion of Jingtian & Gongcheng regarding certain PRC law matters

99.3	Registrant’s Representation under Item 8.A.4

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the PRC, on             , 2020.

First High-School Education Group Co., Ltd.

By:
Name: Shaowei Zhang
Title: Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Mr. Shaowei Zhang and Mr. Lidong Zhu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	, 2020
Shaowei Zhang

	Director and Chief Financial Officer (principal financial and accounting officer)	, 2020
Lidong Zhu

	Director	, 2020
Ji He

	Director	, 2020
Li Wei Lee

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of First High-School Education Group Co., Ltd., has signed this Registration Statement or amendment thereto in New York, New York, United States of America on            , 2020.

By:
Name:
Title: